Form 20-F
period 2023-12-31
Relief Therapeutics Holding SA
filed 2024-04-30
CIK 1854078

As filed with the Securities and Exchange Commission on April 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

[Mark One]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number
011-41174

RELIEF THERAPEUTICS HOLDING SA
(Exact name of registrant as specified in its charter and translation of Registrant’s name into English)

Switzerland
(Jurisdiction of incorporation or organization)
Avenue de Sécheron 15
1202 Geneva
Switzerland
(Address of principal executive offices)
Michelle Lock
Interim Chief Executive Officer
RELIEF THERAPEUTICS Holding SA
Avenue de Sécheron 15
1202 Geneva
Switzerland
Tel: +41 22 545 11 16

Securities Registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of exchange on which registered:
Ordinary Stock, CHF 0.10 nominal value per share	SIX Swiss Exchange (SIX)
American Depositary Shares (each representing one share of ordinary share, CHF 0.10 nominal value per share)	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary stock as of the close of the period covered by the annual report: 12,540,439 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: ☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§ 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is
a
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

We own various trademarks for which protection has been obtained or is being sought, including our corporate name and logo. All other trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency is the Swiss franc. In this annual report, unless otherwise specified, all monetary amounts are in Swiss francs, all references to “CHF” and “Swiss francs” mean Swiss francs and all references to “U.S. dollars,” “$,” “US$” and “USD” mean United States dollars. Throughout this annual report, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Readers of this annual report should note that there may be certain differences between the presentation of our financial position, results of operations and cash flows under IFRS and U.S. generally accepted accounting principles.

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

For information about our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management”.

B.	ADVISERS

Not Applicable.

C.	AUDITORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMELINE

Not applicable.

ITEM 3	KEY INFORMATION

A.	[Reserved]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

•

A breakdown or breach of our information technology systems and cybersecurity efforts, or those of our key business partners, contract research organizations or service providers, could subject us to liability or reputational damage or interrupt the operation of our business.

Risks Related to Our Relationships with Third Parties

•

If our collaboration partner for PKU GOLIKE® or any other product we may out-license in the future is unable to successfully market the product, our business and financial condition may be adversely affected.

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

•

We or our licensing or collaboration partners may become subject to intellectual property-related litigation or other proceedings to protect or enforce our patents or the patents of our licensors or licensees and collaborators, any of which could be expensive, time- consuming, and unsuccessful, and may ultimately result in our loss of ownership of intellectual property.

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

•	If we fail to obtain additional funding, we may delay, reduce or eliminate our product development programs or commercialization efforts.

•	Raising additional capital will likely cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

•	Exchange rate fluctuations may materially affect our results of operations and financial condition.

Risks related to our ordinary shares and our ADSs

•	The prices of our ordinary shares and ADSs are volatile and may fluctuate due to factors beyond our control.

•	Certain of our existing shareholders exercise significant control over us, and your or other shareholders’ interests may conflict with the interests of such shareholders.

•

We are an FPI and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

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

We currently report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

If we no longer qualify in the future as a foreign private issuer we will be subject to all of these more extensive reporting requirements that apply to U.S. registrants.

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

We currently have a small number of products approved for sale, all of which were acquired in the business combination with APR, generating a limited volume of sales. We have licensed OLPRUVA™ (ACER-001), and have added additional products to our portfolio through our acquisitions of AdVita and APR. We have also granted a license to Eton Pharmaceuticals, Inc. for the commercialization of PKU GOLIKE® in the United States. Our ability to generate significantly higher product revenues will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. The success of our current and future product candidates will depend on several factors, including the following:

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

Price controls may be imposed in markets in which we operate, which may negatively affect our future profitability.

In some countries, particularly EU member states, Japan, Australia and Canada, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our drug candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our drug candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, there could be a material adverse effect on our business, financial condition or results of operations.

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

A breakdown or breach of our information technology systems and cybersecurity efforts, or those of our key business partners, contract research organizations or service providers, could subject us to liability or reputational damage or interrupt the operation of our business.

We are increasingly dependent upon technology systems and data. Our computer systems are potentially vulnerable to breakdown, malicious intrusion and random attack. Despite the implementation of security measures, our internal computer systems and those of our key business partners, CROs and service providers may be vulnerable to damage from computer viruses, unauthorized access or other similar cyber-attacks or incidents. Events such as these have significantly increased in recent years, in part because of the proliferation of new technologies (including artificial intelligence), and if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations.

Data privacy or security breaches, cyber-attacks and other cybersecurity incidents, including those by individuals authorized to access our technology systems or others, may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients, study subjects or other business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, state-sponsored actors, organized crime groups, “hacktivists”, employees or contractors acting with malicious intent and other external actors, and such actors may see their effectiveness enhanced by the use of artificial intelligence. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, phishing attacks, computer viruses, social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Our systems and networks are also vulnerable to damage or interruption from, among other things, software bugs, server malfunctions, software or hardware failure, telecommunications failures, insider theft, fire, terrorist attacks, natural disasters, power loss, war, misuse, mistake, fraud, misconduct or other events that may harm our systems and networks. Our key business partners, CROs and service providers face similar risks, and any security breach or other failure of their systems could adversely affect our security posture. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material.

Risks Related to Our Relationships with Third Parties

If our collaboration partner for PKU GOLIKE® or any other product we may out-license in the future is unable to successfully market the product, our business and financial condition may be adversely affected.

In March 2024, we granted an exclusive U.S. license for PKU GOLIKE® to Eton Pharmaceuticals. In the future, we may also partner with other third-party partners for the development and commercialization of other product candidates. Out-licensing has the additional effect of our relinquishment of some or all of our control over the potential success of GOLIKE® or any other product we may out-license. We will likely have limited control over the amount and timing of resources that our current or future partners dedicate to the development or commercialization of GOLIKE® or any other product candidate. Our ability to generate revenues from these arrangements will depend on our partners’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. These partnerships could pose numerous risks to us, including the following:

•	partners have significant discretion in determining the efforts and resources that they will apply to these partnerships and may not perform their obligations as expected;

•

partners may deemphasize or not pursue development and commercialization of GOLIKE® or our other product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners, strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

•

partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	a partner with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

•

partners may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

•

disputes may arise between the partners and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	partnerships may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•	partnership agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and

•	f a partner of ours were to be involved in a business combination, the continued pursuit and emphasis on our drug development or commercialization program could be delayed, diminished or terminated.

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

We incurred a net loss (defined as net loss attributable to owners of the Company) of approximately CHF 98.2 million for the year ended December 31, 2023 and had accumulated losses at consolidation level of approximately CHF 218.3 million as of December 31, 2023. We may continue to incur losses in the foreseeable future as development expenses and other operating expenses may exceed future revenue.

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

To date, we have financed our liquidity requirements primarily from equity financings. Biopharmaceutical and pharmaceutical product development are highly speculative undertakings and involve a substantial degree of risk.

As of December 31, 2023, we had cash and cash equivalents of CHF 14.6 million. Based on current financial projections and available cash, we believe that we have sufficient resources to fund operations into 2026. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, drug portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore options to obtain additional funding. However, there is no assurance that we will be successful in raising funds, closing a collaboration or license agreement, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, results of operations and financial conditions.

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

Risks related to our ordinary shares and our ADSs

The prices of our ordinary shares and ADSs are volatile and may fluctuate due to factors beyond our control

The share prices of publicly traded pharmaceutical, biopharmaceutical and drug discovery and development companies have been highly volatile and are likely to remain highly volatile in the future. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

•	positive or negative results of testing and clinical studies by us, strategic partners, or competitors;

•

delays in entering into strategic relationships with respect to development and/or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•

the sentiment of retail investors, including the perception of our clinical trial results by such retail investors, which investors may be subject to the influence of information provided by social media, third party investor websites and independent authors distributing information on the internet;

•	technological innovations or commercial product introductions by us or our collaboration partners or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of our product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts or key opinion leaders;

•	general market conditions in the pharmaceutical or biopharmaceutical industry or in the economy as a whole; or

•	other events and factors beyond our control.

Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance. Furthermore, issuers such as ourselves, whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels, can be particularly vulnerable to short-seller attacks and trading in our common shares by non-fundamental investors such as hedge funds and others who may enter and exit positions in our common shares frequently and suddenly, causing increased volatility of our share price. Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender, and profit from a decline in the value of the securities in the process. The publication of any commentary by short sellers with the intent of creating negative market momentum may bring about a temporary, or possibly long-term, decline in the market price of our common shares

Certain of our existing shareholders exercise significant control over us, and your or other shareholders’ interests may conflict with the interests of such shareholders.

Certain principal shareholders beneficially own over twenty percent of our ordinary shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ordinary shares and ADSs.

We are an FPI and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We are reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and their liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or of current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 4 months after the end of each financial year, whereas U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are currently not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If we no longer qualify as a foreign private issuer, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

In 2023, 2022 and 2021 our capital expenditures amounted to CHF 937,000, CHF 567,000 and CHF 71,000, respectively. These capital expenditures were primarily for laboratory equipment, software, and office furniture.

B.	BUSINESS OVERVIEW

We are a Swiss, commercial-stage biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from rare debilitating conditions that have no or limited treatment options. Historically, we have had a diversified portfolio of marketed products and developmental product candidates many of which use our proprietary drug delivery platform technologies which we believe allow for improvements in efficacy, safety or convenience to benefit the lives of patients. Following a comprehensive review of our commercial and clinical product portfolio, we are actively pursuing a strategy of refocusing our business on products addressing rare conditions in the dermatological therapeutic area where we believe there is considerable unmet need. For our other commercial and development stage products currently in our portfolio, we are actively seeking potential partners through out-licensing, divestitures or other collaboration transactions.

In accordance with this strategy, on March 21, 2024 we entered into an exclusive license and supply agreement with Eton Pharmaceuticals, Inc. for the commercialization of the GOLIKE® family of products in the United States. As we transition to a business-to-business strategy for selected commercial and development stage products, we are focusing our efforts on advancing RLF-TD011, an acid oxidizing solution of hypochlorous acid that is self-administered, sprayable, and is being studied for the treatment of wounds in epidermolysis bullosa. RLF-TD011 was developed using the Company’s proprietary, patented TEHCLO™ Nanotechnology platform.

Our Strategy

Our mission is to provide therapeutic relief to those suffering from debilitating rare diseases that have limited or no treatment options to help them live their best possible lives and achieve their full potential. We target established products with a proven history of safety and efficacy and either initial human therapeutic activity, proof-of-concept or a strong scientific rationale, allowing for relatively short, capital-efficient clinical trials with clear endpoints. Our research and development resources are directed toward optimizing the therapeutic potential of these assets to deliver improvements in efficacy, safety and convenience through the application of our proprietary platform technologies, drug delivery systems or novel dosage forms.

Our strategy plans leverage our clinical trial and business development expertise to establish and grow our business in rare dermatologic disorders with high unmet need. We intend to use our product portfolio in rare metabolic and respiratory diseases through partnerships and collaborations to generate cash flow in support of investments in the rare dermatological therapeutic area.

Rare Dermatologic Disorders:

•

RLF-TD011 in epidermolysis bullosa (EB). We are currently studying RLF-TD011 in a 12-subject proof-of-concept (POC) investigated initiated trial (IIT) where enrollment and treatment have been completed and the results are expected in mid to late-2024. Based on these results, we intend to initiate pre-IND discussions with the FDA by the end of 2024, after which time we expect to file an IND and initiate a Phase 2 trial shortly thereafter. If approved, we would evaluate additional indications for RLF-TD011 and expand our portfolio in rare dermatological therapies through internal or business development activities.

Rare Metabolic Disorders:

PKU GOLIKE® in phenylketonuria (PKU). We recently announced a license and supply relationship with Eton Pharmaceuticals, Inc. to ensure the commercialization of PKU GOLIKE in the United States. We further intend to maximize the commercial potential of the PKU GOLIKE® family of products in all major territories through licencees in order to create a steady and growing positive cash flow; PKU GOLIKE is an approved, and fully reimbursed line of patented and differentiated medical food products for the dietary management of PKU.

•

RLF-OD032 in PKU. The Company acquired worldwide rights (except in the United Kingdom) to RLF-OD032 in 2022. We intend to complete clinical studies of this product candidate in 2024 after which time we expect to file a 505(b)(2) NDA with the FDA. If approved, we intend to divest or out-license this product.

•

OLPRUVA® in urea cycle disorders (UCDs). The Company in-licensed the rights for OLPRUVA in Europe and funded part of the development of OLPRUVA in the U.S. by Acer Therapeutics, Inc. (Acer). The FDA approved OLPRUVA for the treatment of UCDs in December 2022. Zevra Therapeutics Inc. (Zevra) acquired Acer in 2023 and went through a full commercial launch of the product in January 2024. Relief is entitled to receive a 10% continuing royalty on the net sales of OLPRUVA in the U.S. up to a cumulative amount of USD 45 million. We plan to continue working with Zevra to maximize the commercial potential of OLPRUVA in the U.S. and to identify partnership opportunities for Europe.

Rare Respiratory Diseases:

•

RLF-100 in pulmonary indications. We intend to explore partnership opportunities with seasoned respiratory biopharmaceutical companies to advance RLF-100® (aviptadil acetate) for both injectable intravenous and inhaled use, and to maximize the potential value of the program.

Additionally, we will continue to evaluate business development opportunities that expand our portfolio in the rare dermatological therapeutic area. We will consider partnerships with, or acquisitions of, companies that have late-stage clinical assets with strong safety and efficacy profiles where we can bring to bear our development expertise and platform technologies to quickly and capital efficiently develop and commercialize these product candidates.

Product Portfolio and Pipeline

Relief Therapeutics’ portfolio consists of a balanced mix of marketed, revenue-generating products and globally patented drug delivery platform technologies. Our pipeline spans three core therapeutic areas: rare dermatological disorders, rare metabolic disorders, and rare respiratory diseases.

Drug candidate
Indication
Pre-clinical
Phase 1
Phase 2
Phase 3
Marketed
RARE DERMATOLOGIC DISORDERS
RLF-TD011, a proprietary formulation of hypochlorous acid sprayable solution
Epidermolysis Bullosa (EB)
RARE METABOLIC DISORDERS
GOLIKE®, a family of medical food products with taste-masked, coated amino acids for prolonged-release absorption
GOLIKE
Phenylketonuria (PKU) *
GOLIKE
Tyrosinemia (TYR) *
GOLIKE
Homocystinuria (HCU) *
RLF-OD032 (liquid sapropterin) — development pursuant to 505(b)(2) pathway via demonstration of bioequivalence
Phenylketonuria (PKU)
OLPRUVA® (sodium phenylbutyrate) for oral suspension, a taste-masked, immediate-release form of sodium phenylbutyrate
OLPRUVA
Urea Cycle Disorders (UCDs)
RARE PULMONARY DISEASES
RLF-100® (aviptadil acetate), a synthetic form of vasoactive intestinal peptide (VIP)
Acute Respiratory Distress Syndromes
Chronic Lung Diseases
LEGACY PRODUCTS
SetoFilm Ondissolve
CINV, RINV AND PONV
CAMBIA Voltfast
Acute Migraine Attacks in Adults
Voltadol
Local Pain and Strains

* GOLIKE product lines, as foods for special medical purposes, are not subject to the traditional drug development and approval process. Consequently, they do not undergo the phase development stages as illustrated. The progression visualization is intended solely for indicative purposes and should not be interpreted as a regulatory pathway.

Rare Dermatologic Disorders

The Company is committed to developing product candidates in rare dermatological disorders which it believes is an area of high unmet need where its developmental expertise and platform technology offer the opportunity to improve patient outcomes and quality of life. RLF-TD011 is being studied for the treatment of epidermolysis bullosa where patients have relatively few optimal treatment options.

TEHCLO™ Nanotechnology

The TEHCLO Nanotechnology platform (TEHCLO), used in the development of RLF TD011, is our proprietary, globally patented technology. Characterized by its nanocoated electrodes, this technology enables the production of a highly stable electrolytic water resulting in a hypochlorous acid solution that is low in pH, isotonic, and oxidizing.

Our TEHCLO intellectual property portfolio consists of three patent families. The first two families include 40 granted patents worldwide directed to systems and methods for generating our hypochlorous acid solutions. These patents expire between October 2026 and February 2030, exclusive of any patent term adjustments or extensions, or any form of potential exclusivity. A third patent family will cover certain medical uses, and if granted, will expire no earlier than July 2040.

Epidermolysis Bullosa (EB)

Epidermolysis bullosa (EB) is a group of rare, genetic skin disorders which cause the skin to blister and tear from minimal contact or friction. There are several genetic and symptomatic variations of the disease, yet all types have the symptom of exceedingly fragile skin. Individuals born with EB have skin of such fragility they are often referred to as ‘butterfly children’, a metaphor that highlights the extreme delicacy of their skin, akin to the wings of a butterfly.

In patients with EB, painful open wounds and sores form where the skin has been damaged. Moreover, in some cases, the disease can severely impact internal linings and organs. Complications commonly result due to secondary infections and extensive scarring. Individuals with milder forms of EB may still live long, productive lives. However, the more severe forms of EB require multiple medical interventions to treat manifestations and complications, which may lead to disfigurement, disability, and in some cases, premature mortality.

The National Epidermolysis Bullosa Registry (NEBR) reports, based on 16 years of data, that the incidence of EB in the U.S. is 19.57 per 1 million live births, with prevalence rate of 11.07 per 1 million population. Globally, EB affects approximately 500,000 individuals.

The current classification for EB includes four subtypes defined by the level of cleavage at the dermal/epidermal junction, as detailed hereafter (Fine et al. 2008).

EB Subtype	Characteristics
Genetically Inherited

EB simplex (EBS)	Blistering occurs in the upper layer of the skin (the epidermis). This is the most common type of EB, accounting for 70% of cases, and tends to be milder than the other types.

Dystrophic EB (DEB)	Blistering occurs below the basement membrane zone in the upper part of the dermis. DEB accounts for approximately 25% of cases and can manifest as either recessive (RDEB) or dominant (DDEB)

Junctional EB (JEB)	Blistering occurs at the junction between the epidermis and the dermis (lower layer of the skin) in a layer of skin known as the basement membrane zone. JEB accounts for around 5% of cases and is usually considered the most severe type of EB.

Kindler Syndrome (KS)	An extremely rare, recessively inherited disorder characterized by blistering in infancy, followed by poikiloderma and photosensitivity in childhood (Burch et al. 2006). Blistering may occur within any layer of the skin.

Non-Genetically Inherited

Acquired EB (Epidermolysis Bullosa Acquisita, EBA)	Blistering occurs at the basal derma. This chronic autoimmune condition is caused by antibodies targeting type VII collagen, the major component of anchoring fibrils that connect the basement membrane to dermal structures. It is a very rare form and is not genetic (Kasperkiewicz et al. 2016).

The four major forms of EB (EBS, DEB, JEB, and KS) are inherited genetically. The cause of inherited EB involves at least 20 distinct genes, with over 1,000 mutations identified that affect proteins for the adherence of the epidermis to the underlying dermis (Denyer et al. 2007). These molecular anomalies not only alter the structure of epidermis and dermis but can also interfere with the functional and structural integrity of the basal membrane zone (BMZ). The BMZ, a highly specialized interface between epithelial cells and the underlying matrix, is crucial for cell adhesion, proliferation, differentiation, tissue repair, and barrier function. Consequently, these disruptions lead to cell and tissue dehiscence, severely impacting the skin’s ability to perform its protective and regenerative functions (Laimer et al. 2015).

Figure: Cross-section diagram of the skin

Considerable genetic heterogeneity and complex genotype-phenotype correlations are observed across the EB subtype and are attributed to several factors. These include the type of the mutation (homozygosity versus heterozygosity), the number of genes involved (monogenic, digenic inheritance), the location of mutations within each gene, and the range of resulting alterations in protein expression. Beyond the primary structural-functional defects, secondary epigenetic factors (e.g. the differentially regulated expression of a myriad of other genes involved in the maintenance and function of this microenvironment, as well as induction of inflammatory cascades) and environmental factors further contribute to the highly variable phenotype of EB (Laimer et al. 2015, Küttner et al. 2013).

In most cases, symptoms of EB are apparent from birth or shortly thereafter. A physician may suspect EB from the appearance of the affected skin. To confirm the diagnosis, a limited number of laboratory tests are available, which may include a skin biopsy for immunofluorescent mapping or a genetic testing. The signs and symptoms of this disorder vary greatly among the different EB subtypes and individuals affected. In milder cases, blistering mainly affects the hands and feet, whereas severe forms of EB are characterized by generalized skin fragility and devastating blistering from minor trauma, severely impairing the quality of life of affected patients. Some EB types may also affect the eyes, tongue, and esophagus, leading to mutilating scarring and disabling musculoskeletal deformities. Complications in EB may include infections, fusion of fingers and joint changes, nutritional problems, dental and oral issues, skin cancer, and premature death.

VYJUVEK®, was approved by the FDA on May 19, 2023, for the treatment of DEB, and the company Krystal Biotech, Inc. (NASDAQ: KRYS) subsequently initiated the U.S. commercial launch. VYJUVEK is the first medicine approved by the FDA for the treatment of DEB. VYJUVEK® is a re-dosable, off-the-shelf gene therapy designed to deliver two copies of the COL7A1 gene when applied topically, directly onto an open wound. Unlike the previous standard of care, VYJUVEK treats DEB at the molecular level by providing patient’s skin cells the template to produce normal COL7 protein, thereby addressing the fundamental disease-causing mechanism.

FILSUVEZ® was approved by the FDA on December 19, 2023. It is a topical gel indicated for the treatment of partial thickness wounds in patients six months and older with JEB and DEB. FILSUVEZ contains a dry extract from two species of birch bark consisting of naturally occurring substances known as triterpenes, including betulin, betulinic acid, erythrodiol, lupeol and oleanolic acid. The topical gel is applied on the wound and covered by a wound dressing.

The current standard of care for EB patients includes wound management to prevent infection, pain management to reduce discomfort, and nutritional support to promote healing. This involves careful wound cleaning and disinfection to minimize the risk of infection. Gentle cleansing of the affected areas with mild, non-irritating solutions helps remove bacteria and other pathogens from the wound surface. Antibiotics may be used to prevent and treat infections, while analgesics are prescribed for pain relief.

Management of bioburden in EB patients involves antiseptics and often requires the use of antibiotics. However, topical antibiotics should be used sparingly in EB due to the risk of promoting antibiotic-resistant bacteria strains and potential wound sensitization. The emergence of antibiotic-resistant strains of bacteria, such as methicillin-resistant Staphylococcus aureus and increasingly ciprofloxacin-resistant Pseudomonas, is a significant challenge, potentially compromising the efficacy of current treatments. These resistant strains are frequently isolated from EB wounds (Singer et al. 2018). While both infection and inflammation can impair wound healing, no specific product has been developed for EB wounds that can simultaneously control infection and bioburden while reducing inflammation.

Wound care management for EB patients and their care givers is a complex and time-consuming process. Nurses and families often find their lives overwhelmed by the continuous routine of wound management and medication administration. Care involves piercing, draining, and dressing blisters, with bathing and dressing changes alone requiring more than three hours. Pain medications and antibiotics must be administered regularly. Additionally, a significant amount is dedicated to frequent visits to doctors, clinics and support groups (Denyer et al. 2007).

The goal of developing RLF-TD011 is to efficiently control bioburden while reducing the need for antibiotics and alleviating inflammation and pain associated with EB. Additionally, the method of administration may reduce the complexity and time required to treat EB thereby consuming less healthcare and care giver resources.

RLF-TD011 for the Potential Treatment of Epidermolysis Bullosa

We are developing RLF-TD011 as a differentiated acid oxidizing solution of hypochlorous acid (HCIO) that combines strong antimicrobial action with anti-inflammatory properties, thereby allowing for infection control, reduction of wound colonization and improved wound healing. We believe RLF TD011, if approved, may be a fast, easy to use, and effective treatment for EB wound care management. Importantly, RLF-TD011 could also enhance the efficacy and usability of newly developed EB treatments given its unique properties.

Developed with our proprietary, patent-protected TEHCLO Nanotechnology, RLF-TD011 employs an exclusive combination of four physio-chemical properties—high-purity HCIO, hypotonic, low pH and high oxidation-reduction potential, which we believe can support a faster physiological healing of wounds by creating a favorable wound microenvironment. HCIO is well known as a broad-spectrum, fast acting antimicrobial agent, which reinforced by low pH and high ORP contributes to the prevention and treatment of skin infections.

RLF-TD011 is a self-administered, sprayable solution enabling targeted application while avoiding skin contact and cross-contamination. Wound care remains the cornerstone of treatment for patients with EB, potentially facilitating a rapid and natural wound healing, while minimizing or preventing infections (and thereby reducing the reliance on antibiotics), and avoiding or limiting the chronicization of wounds.

RLF-TD011 is intended to prevent or reduce infections and inflammation by modulating the wound microenvironment as it exhibits characteristics conducive to accelerated natural wound healing, including:

•

Antimicrobial activity: HClO is well-known as a broad-spectrum, fast acting antimicrobial substance naturally produced by our body as part of the innate immune system’s response to infections. We believe using active chlorine compounds such as HClO constitute a viable solution with a lower risk of developing resistance. Pure HClO has been described to be 80-100 times more potent as a germicide than the hypochlorite anion (ClO-). Since the cytoplasmic pH of bacteria is generally higher than that of the external environment, the acid dissociates and releases a proton, thus leading to acidification of the cytoplasm. The combination of low pH and high ORP in RLF-TD011 is expected to reinforce the known antimicrobial activity of HClO that fosters the wound healing process (Mellerio 2010).

•

Anti-inflammatory activity: HClO inhibits NF-kB (Nuclear Factor kappa-light-chain-enhancer of activated B cells), blocking the activation of the inflammatory pathway. Low pH reinforces the anti-inflammatory activity by inhibition of the alkaline-pH-dependent MMP’s activity.

Skin repair is a complex sequence of events, orchestrated by molecular interactions among different cell populations at the wound site, ensuring the effective restoration of skin homeostasis. However, repeated injury before completion healing leads to excessive inflammation, disruption of the regenerative processes, altered extracellular matrix (ECM) architecture, pathological scarring, fibrosis, and subungual squamous cell carcinoma (SCC) (Nyström and Bruckner-Tuderman 2018). In EB-affected skin, critical wound colonization or infection could trigger an acute inflammatory response. Certain findings also indicate the presence of an intrinsic pro-inflammatory state in RDEB skin (Cianfarani et al. 2017)

RLF-TD011 could also be effective in reducing skin inflammation by (i) inhibiting the NF-kB pro-inflammatory pathway, and (ii) irreversibly inactivating the main pro-inflammatory proteases MMP- 2.

In 2019, RLF-TD011 was granted Orphan Drug Designation (ODD) by the FDA for the treatment of EB, which qualifies the sponsor of the treatment for certain development incentives, including seven-year marketing exclusivity after FDA marketing approval is received.

In February 2023, we announced the first three patients were enrolled in a proof-of-concept, investigator-initiated study to evaluate RLF-TD011 as a treatment for EB (NCT05533866). The primary aim of this study is to assess changes in the skin microbiome before, during and after treatment with RLF TD011. Patients with dystrophic or junctional EB whose wounds are colonized by staphylococcus aureus, pseudomonas aeruginosa or commensal organisms, were treated with RLF-TD011 for eight weeks followed by discontinuation of treatment for four weeks with assessment of their wound microbiome at each stage. As of the date of this annual report, the study has completed enrollment and treatment of patients. The results are expected in mid- to late-2024. Subject to a positive outcome, we intend to engage in consultations with the Food and Drug Administration (FDA). These discussions will aim to finalize and validate our development and regulatory plan, ensuring an efficient path to market approval.

Rare Metabolic Disorders

PHYSIOMIMIC Technology™

The Physiomimic Technology, used in the development and manufacturing of our GOLIKE® product line, is our proprietary globally patented technology. Through a complex coating process, this technology alters the release and absorption profile of amino acids, mimicking the physiological absorption of natural proteins. This unique approach reduces the inherent taste and odor of amino acids and increases their nutritional value compared to standard free amino acids available on the market.

Our Physiomimic Technology intellectual property portfolio consists of two patent families including 14 pending applications and 36 granted patents worldwide. Patents resulting from these families, if granted, will expire no earlier than 2036 and 2038, respectively, exclusive of any patent term extensions and other potential market exclusivity.

Phenylketonuria (PKU)

Phenylketonuria (PKU) is a rare metabolic disorder that hinders the body’s ability to metabolize the amino acid phenylalanine (Phe). This deficiency results in a toxic accumulation of Phe to toxic levels, potentially inducing severe systemic damage, with some being irreversible, including:

•	permanent cognitive disorders and intellectual disability;

•	delays in development;

•	behavioral, emotional and social problems, and psychiatric disorders;

•	a musty odor in the breath, skin or urine;

•	neurological problems, which may include seizures;

•	skin rashes (eczema);

•	abnormally small head (microcephaly); and

•	hyperactivity.

Since Phe is found in a wide array of foods, including chicken, meat, eggs, dairy products, nuts, grains, and legumes, individuals diagnosed with PKU are prescribed a special diet. Treatment guidelines for PKU require a lifelong, stringent, and restrictive low protein diet. This regimen is supplemented with a Phe-free (or Phe low content) amino acid (AA) mix, which can constitute up to 75 percent of the total daily protein intake. While PKU is not curable, an affected newborn can grow up with a normal brain development if diagnosed early enough by managing and controlling Phe levels through a strict diet.

Diagnosis of PKU in Europe and the U.S. is systematically conducted on all newborns through mandatory newborn screening programs. Diagnosed newborns are referred to specialized centers trained at managing rare metabolic disorders. According to a study published in August 2020 in the American Journal of Human Genetics, approximately 450,000 people suffer from PKU worldwide. In the U.S., approximately 17,500 people are living with PKU and, annually, about 350 newborns are diagnosed with this condition.

PKU GOLIKE® for the Dietary Management of PKU

Patients with PKU require supplementation of AA-based foods for special medical purposes (FSMPs or Medical Foods) to prevent protein deficiency and optimize metabolic control. However, Medical Foods may result in poor dietary compliance due to their taste and odor. Further, the often-unpleasant odor and aftertaste of current AA supplements can become a barrier to social interaction for PKU patients.

PKU GOLIKE products are Phe-free (or low Phe content) Medical Foods for children and adults and are the first prolonged-release AA Medical Food. They are characterized by a special coating that ensures a physiological absorption mirroring natural proteins’ absorption profile. The special coating also masks the unpleasant taste, odor and aftertaste of the AAs. PKU GOLIKE granules are flavorless and can be mixed with many foods. PKU GOLIKE products contain 19 amino acids that PKU patients need to maintain neurological and muscular health and are fortified with vitamins and minerals, including iron, calcium and vitamin B12 which are normally contained in protein-rich foods.

In 2023, Relief released pre-clinical and clinical data on PKU GOLIKE, demonstrating the product’s ability to decrease catabolic events and lower blood Phe levels. Additionally, the data indicated a reduction in gastrointestinal discomfort among patients with phenylketonuria (PKU).

We are currently conducting two sponsored, randomized, controlled, studies in PKU patients to demonstrate additional benefits in Phe fluctuations with PKU GOLIKE versus standard free AA products (study numbers GLK-IT-2023 and GLK-UK-2021) and expect to report the results in 2024. We believe these results, if positive, may allow for increased utilization of our PKU GOLIKE products.

The PKU GOLIKE line of products has a life cycle management plan aimed at increasing the variety of available formulations. Today our products are available in convenient packets of flavorless granules (PKU GOLIKE Plus for ages 3-16 and ages 16+), medical food bars (PKU GOLIKE BAR) and tablets to be chewed (PKU GOLIKE KRUNCH). We are also developing PKU GOLIKE products in additional solid and liquid forms based on the same technology. PKU GOLIKE products have been commercially available in Europe since 2018 and in the U.S. since October 2022.

Following our business-to-business strategy, we granted Eton Pharmaceuticals, Inc. an exclusive license on March 21, 2024, for the commercialization of the GOLIKE family of products in the United States. We are actively pursuing similar licensing arrangements for the commercialization of GOLIKE in key European markets.

RLF-OD032 for the Treatment of PKU

RLF-OD032 is a novel liquid formulation of a Sapropterin dihydrochloride product in oral suspension to reduce blood phenylalanine (Phe) levels in adult and pediatric PKU patients. If approved, RLF-OD032 would be the first and only liquid formulation of a Sapropterin dihydrochloride product.

Sapropterin dihydrochloride is a pharmaceutical version of the tetrahydrobiopterin (BH4) molecule. It enhances phenylalanine hydroxylase (PAH) enzyme activity in Sapropterin-responsive PKU patients and, in conjunction with dietary management, helps lower blood Phe concentrations. It has been widely demonstrated that increased Phe tolerance and reduced Medical Food requirement improves patients’ stress of a strict diet and quality of life.

We believe there remains a significant unmet need to provide additional benefits to PKU patients. The large volume of solid products needed to be consumed daily by patients and the need to tailor treatment quantities based on patient’s weight render the treatment challenging, especially in the pediatric population, thereby affecting patient compliance. If approved, our liquid suspension product may improve patients’ acceptance and compliance by reducing the amount of drug product that must be consumed compared to other generic versions of Sapropterin dihydrochloride. Low volume and no mixing requirement make RLF-OD032 a more convenient administration form compared to the existing dosage forms and would be administered orally via a metered syringe, thereby offering significant improvement in the management of PKU in newborns, children and adults.

Relief acquired RLF-OD032 worldwide rights, except in the UK, from Meta Healthcare Ltd in 2022. We have since developed RLF-OD032’s formulation for clinical and potential commercial use and are preparing the initiation of a Pilot PK Trial in mid-2024. Upon completion of a Pivotal PK Trial, we expect to file an 505(b)(2) NDA with the FDA. If approved, we intend to divest or out-license this product.

Tyrosinemia and Homocystinuria

Tyrosinemia (TYR)

TYR is a genetic disease that affects the metabolism of Tyrosine. It is classified into three distinct forms, each caused by deficiencies in different enzymes involved in the metabolism of tyrosine:

•

Type I (TYR1): This form results from a deficiency in the enzyme fumarylacetoacetate hydrolase, leading to liver failure and hepatocellular carcinoma. The worldwide incidence is 1:100,000, with screening available only in some countries.

•

Type II (TYR2): Caused by a deficiency in tyrosine aminotransferase, this form may result in mental retardation, herpetiform corneal ulcers, and skin hyperkeratotic lesions. Its incidence is less than 1: 250,000, with screening available only in some countries.

•

Type III (TYR3): This extremely rare form results from a deficiency in 4-hydroxyphenylpyruvate dioxygenase, and its symptoms include intermittent ataxia, without hepatorenal involvement, corneal ulcers, or skin lesions.

In 2002, the orphan drug Nitisinone (NTBC) was approved in EU and the U.S. for the treatment of TYR1. While NTBC treatment significantly increases plasma tyrosine concentrations, it requires a complementary diet restricted in Tyrosine and Phe and should not be administered on its own. Importantly, this drug is not effective for TYR2 and TYR3, for which a low-protein diet remains the standard of care with a protein intake similar to those for PKU.

Homocystinuria (HCU)

Classical homocystinuria is an inherited genetic disorder resulting from mutations in the cystathionine beta synthase (CBS) gene, impairing the body’s ability to metabolize the amino acid homocysteine (Hcy), crucial for several metabolic processes. This deficiency in the CBS enzyme leads to elevated levels of Hcy. Thus, affected individuals may manifest symptoms ranging from mild to severe, impacting the ocular, skeletal, vascular and central nervous systems. Its prevalence is approximately 1 in 200,000 to 335,000 worldwide, and 1 in 100,000 to 200,000 in the U.S. However, its prevalence may be higher due to poor detection rates in newborn screening.

The treatment for HCU varies based on the patient’s responsiveness to pyridoxine (vitamin B6), leading to its classification into two main types: (i) Pyridoxine responsive homocystinuria, and (ii) Pyridoxine non-responsive homocystinuria. For the latter, dietary management is similar to those for PKU patients and is based on a low protein diet supplemented with a methionine-free amino acid mix.

GOLIKE® for the Dietary Management of TYR and HCU

TYR and HCU require lifelong diets with significant compliance challenges, often due to the poor palatability of AAs and the suboptimal nutritional value from the fast absorption of standard products. Given the limited range of products available for these rarer diseases, GOLIKE can offer substantial benefits to patients.

TYR GOLIKE products are Phe-free and Tyrosine-free (or Phe and Tyrosine low content) Medical Foods. HCU-GOLIKE products are Methionine (Meth) free (or Meth low content) Medical Foods. Both product lines are developed with our Physiomimic Technology™ drug delivery platform and intend to address both children and adults’ dietary needs.

We anticipate the development and regulatory completion of GOLIKE for the dietary management of TYR in 2025 and of HCU in 2026. If approved, these products will be commercialized through licensees.

Urea Cycle Disorders (UCDs)

UCDs are a group of rare, genetic disorders that can cause harmful ammonia to build up in the blood, potentially resulting in brain damage and neurocognitive impairments, if ammonia levels are not controlled. Any increase in ammonia over time is serious. Therefore, it is important to adhere to any dietary protein restrictions and have alternative medication options to help control ammonia levels.

The urea cycle is a series of biochemical reactions that occur primarily in the liver, which converts toxic ammonia produced by the breakdown of protein and other nitrogen-containing molecules in the human body into urea for excretion. Primary hyperammonemia is a term to describe an elevation of ammonia in blood or plasma due to a defect within the urea cycle, which is the pathway responsible for ammonia detoxification and arginine biosynthesis. UCDs are caused by genetic defects affecting any of the six enzymes or two transporters that are directly involved in the urea cycle function. The clinical situation is variable and largely depends on the time of onset. Newborns who are often affected by hyper-ammonaemic encephalopathy carry a potential risk of severe brain damage, which may lead to death. Outside the neonatal period, symptoms are very unspecific but most often neurological (with wide variability), psychiatric and/or gastrointestinal. Early identification of patients is essential to start effective treatment modalities immediately. The acute management includes detoxification of ammonia, which often requires extracorporeal means such as hemodialysis, and the use of intravenous drugs that work as nitrogen scavengers. Long-term management of patients with UCDs consists of a low-protein diet, which needs to be balanced and supplemented to avoid deficiencies of essential amino acids, trace elements or vitamins and the use of nitrogen scavengers. In cases where dietary management or medication is not effective, patients with UCD may require a liver transplant.

Studies suggest the incidence of UCDs in the U.S. and Europe is 1 in 35,000 live births. Approximately 1 in 100,000 people have UCD, and there are an estimated 800 patients who are actively treated in the U.S.

OLPRUVA offers benefits over other UCD treatments by eliminating issues with palatability, offering improved portability with its single-dose envelopes, and it comes in a dosage that is personalized to the patient based on weight.

OLPRUVA® (sodium phenylbutyrate)for oral suspension

OLPRUVA is a proprietary and novel formulation of sodium phenylbutyrate powder, packaged in pre-measured single-dose envelopes, that has shown bioequivalence to existing sodium phenylbutyrate powder but with a pH-sensitive polymer coating that is designed to minimize dissolution of the coating for up to five minutes after preparation.

OLPRUVA was approved in the U.S by the Food and Drug Administration in December 2022 as an adjunctive therapy for the long-term management of UCDs involving deficiencies of carbamylphosphate synthetase (CPS), ornithine transcarbamylase (OTC), orargininosuccinic acid synthetase (AS). OLPRUVA is currently marketed in the U.S. by Acer Therapeutics, Inc. (Acer), a wholly owned subsidiary of Zevra Therapeutics, Inc. (NASDAQ: ZVRA).

Under the terms of our contractual agreement with Acer, we are entitled to a 10% continuing royalty on the net sales of OLPRUVA in the U.S., up to a cumulative amount of USD 45 million. Additionally, we hold exclusive development and commercialization rights of OLPRUVA within Europe.

The commercialization of OLPRUVA in Europe through partnerships is contingent on evidence of commercial viability and the performance of a bridging PK study for regulatory purposes.

Current Treatment Options for UCDs

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

PULMONARY DISEASES

RLF-100 (Aviptadil acetate)

Aviptadil acetate is a synthetic form of vasoactive intestinal peptide (VIP) consisting of 28 amino acids which was first discovered in 1970.

It is an abundant biologically active peptide endogenous in humans as well as in other species. It is produced by neurons in the peripheral and central nervous system, by endocrine cells like the pituitary lactotrophs, cells of the endocrine pancreas as well as T-lymphocytes, and B-lymphocytes. This natural peptide is one of the signal molecules of the neuroendocrine-immune network comprising anti-inflammatory, immunosuppressive, anti-proliferative, and vasodilating features (Mukherjee et al, 2021). It is predominantly localized in the lungs and a vast body of experimental, pharmacological as well as clinical evidence suggests Aviptadil to be an attractive candidate as a treatment option for pulmonary disorders.

We have developed our proprietary and patent-protected stable Aviptadil formulations (codenamed RLF-100), intended for intravenous (IV) and inhaled administration as standard of care for the prevention and treatment of respiratory failure and its complications in both the acute intensive care and chronic ambulatory settings. Based on the latest Aviptadil stability results, we filed a US Patent Application and a PCT Patent Application.

As we continue to explore Aviptadil’s applicability, with both IV and inhaled formulations, we see opportunity to develop this product in acute respiratory distress syndromes (ARDSs) and for certain chronic lung diseases (CLDs), including sarcoidosis, berylliosis and checkpoint inhibitor-induced pneumonitis (CIP).

It is anticipated that the IV formulation would ensure an efficient and acute delivery of the active compound in severe conditions while the inhalation route would allow to maximize the clinical benefit to the target affected organ (lung) while minimizing the potential adverse effects related to the systemic activity of Aviptadil offering a home-based treatment.

ARDS

ARDS is a devastating clinical syndrome of acute respiratory failure with progressive arterial hypoxemia, dyspnea, and a marked increase in the work of breathing with a need for mechanical ventilation. It has a rapid onset (7-10 days) with a progressive malfunction of the lungs that quickly evolves into respiratory failure. The pathophysiology of ARDS is complex and is associated with extensive lung inflammation and accumulation of fluid in the alveoli (air sacs) severely affecting the lung gas exchanging ability. Global awareness of ARDS was heightened during the COVID-19 pandemic due to a sharp increase in its incidence, but ARDS is defined more broadly as a heterogeneous syndrome resulting from various direct or indirect pulmonary insults. ARDS is widely recognized as a major clinical problem worldwide: it globally affects approximately 3 million patients annually, accounting for 10% of intensive care unit (ICU) admissions, and 24% of patients receiving mechanical ventilation in the ICU with an estimated mortality rate of approximately 40-60% depending on disease severity (Battaglini et al. 2021). No approved drug treatment is currently available despite the completion of several clinical trials and ongoing research efforts.

Aviptadil was granted U.S. Food and Drug Administration (FDA) Fast Track Designation for treating critical COVID-19-induced ARDS. It has been recently tested in IV or inhaled forms in several clinical trials:

•

Phase 2 and 3 studies were conducted with Aviptadil during the COVID pandemic with mixed results A Phase 2b/3 multicenter study did not reach its primary end point but demonstrated a statistically significant two-fold decrease in mortality and a significant improvement in respiratory distress ratio (Youssef et al. 2022). This finding was deemed “hypothesis generating” by the US FDA and insufficient to warrant Emergency Use Authorization. Aviptadil was further evaluated for improving treatment of severely and critically ill COVID-19 patients in the I-SPY COVID-19 trial and the TESICO trial but was withdrawn from these two studies before completion.

•

A Phase 3 randomized, multicentric, double-blind, placebo-controlled, comparative clinical trial (150 participants) with severe COVID-19-induced ARDS conducted in India by an unrelated third-party on a different formulation of Aviptadil reported that Aviptadil was safe and effective in improving the resolution of respiratory failure, shortening the time to recovery, decreasing respiratory distress, and preventing death in respiratory failure patients (Dewan and Shinde, 2022). In comparison to placebo, patients on Aviptadil demonstrated a 2.1-fold increase (p=0.0410) of being free of respiratory failure (no oxygen requirement) at day 3 and a 2.6-fold increase (p=0.0035) at day 7. While this was not our study, its results support the proposition that Aviptadil may be an effective treatment for treating ARDS.

•

A retrospective observational study evaluating Aviptadil in severe viral-related ARDS demonstrated an improvement of clinical outcomes (Sampley et al. 2023). Six patients who developed ARDS after viral pneumonias, have been treated with 3 days of infusion. Mean oxygen saturation significantly improved from 87.86% before the first Aviptadil dose to 93.43% afterward. Similarly, PaO2 values rose from 54.3 to 68.4 post-therapy (p-value < 0.004) and the SpO2/FiO2 ratio from 149 to 336 post-therapy (p-value < 0.003).

•

A Phase 1 trial showed promising results in treating sepsis-related ARDS (JP Youssef et al. 2020). Eight patients under mechanical ventilation were treated with IV Aviptadil for 12 hours. Seven demonstrated a successful course during intensive care and were successfully removed from mechanical ventilation and discharged from intensive care. Of those who were discharged from the ICU, six demonstrated successful 30-day survival and serum levels of TNF decreased in five patients. Hypotension was seen in association with two infusions and diarrhea in association with one but did not necessitate cessation of therapy.

Additionally, Aviptadil has showed promising results in a recent case series of severe ARDS cases with rapid deterioration of clinical conditions (Mehta et al. 2024). There can be no assurance that Aviptadil will ever be approved for commercialization in the treatment of ARDS.

Chronic lung diseases (CLDs)

We continue to assess the development of inhaled RLF-100 for targeted CLDs, including pulmonary sarcoidosis, checkpoint inhibitor-induced pneumonitis (CIP) and chronic berylliosis. These indications are generally classified as granulomatous chronic lung diseases due to their similar pathogenesis resulting in the formation of lung granulomas. It is a process driven by an exaggerated immune response, wherein the activation of CD4+ Th1 and Th17 cells leads to the development of pro-inflammatory cytokine storms and lung granuloma formation.

We believe inhaled RLF-100 can bind to the receptor VPAC1 on CD4+ Th1 and Th17 immune cells, thus inhibiting NF-kB (Martinez et al., 2019). NF-kB (Nuclear Factor kappa-light-chain-enhancer of activated B cells) is a protein complex that plays a crucial role in regulating the immune response to infection. It is involved in cellular responses to stimuli such as stress, cytokines, free radicals, ultraviolet irradiation, oxidized LDL, and bacterial or viral antigens.

Due to this specific mechanism of action, RLF-100® is expected to reduce pro-inflammatory cytokines and increase anti-inflammatory cytokines, thereby preventing granuloma formation and facilitating disease resolution as detailed in the illustration below.

While these assumptions are pending validation in clinical trials, preliminary observations provide partial support. Notably, clinical evidence on sarcoidosis has been generated in a study on 20 patients treated for four weeks (Prasse et al. 2010). In addition, a Named Patient Program in Germany has yielded encouraging results. Lastly, a case involving an elderly patient with CIP demonstrated positive outcome following treatment with an inhaled formulation of Aviptadil (Frye et al. 2020). More recently, a long-term treatment of granulomatosis with inhaled Aviptadil was published in a poster at the 2022 European Respiratory Society (ERS) congress.

We recently developed a new Aviptadil drug product for inhaled administration, based on our stable formulation. In alignment with our development strategy and regulatory requirements, we anticipate completing certain pre-clinical demonstrations with this drug product before initiating clinical development in CLDs.

As the Company is focusing on rare dermatological disorders, we will be seeking partnerships or collaborations to continue the development of our formulations for Aviptadil. However, there can be no assurance that Aviptadil will ever be approved for commercialization.

LEGACY PRODUCTS

Our legacy products are revenue-generating, approved products marketed in various countries including the U.S. and Europe, originally developed and patented by Relief and subsequently licensed to third parties for commercialization in different territories.

CAMBIA®

Diclofenac potassium is an off-patent, potent non-steroidal anti-inflammatory drug (NSAID) widely used for treating inflammatory conditions and pain management. By applying our patented Dynamic Buffering Technology (DBT), we developed the first and only NSAID approved by the FDA for the treatment of acute migraine attacks with or without aura in adults. CAMBIA is currently available in the form of a powder packed into a single dose envelope to be poured and dissolved in water before administration. The product is marketed in the U.S. as CAMBIA by Assertio Therapeutics Inc. (Nasdaq: ASRT) and in Canada by Aralez Pharmaceuticals Canada Inc.

CAMBIA is protected by a family of four patents listed in the FDA Orange Book, all expiring in 2026. In 2023, based on litigation settlements between Assertio Therapeutics Inc. and specific generic filers, generic versions at of CAMBIA became available in the U.S., significantly reducing our royalty income from CAMBIA.

SETOFILM/ONDISSOLVE

SETOFILM® is the first prescription-only medicine approved in Europe and Canada, developed as an orodispersible film (ODF) formulation. The product is available in 4 mg and 8 mg doses. Once placed on the tongue, it dissolves in a few seconds and is swallowed with saliva without the need for water. The innovative ODF form may reduce the patient pill burden and enable patients to take their medication virtually anywhere.

The product is indicated for radiotherapy induced nausea and vomiting (RINV), chemotherapy induced nausea and vomiting (CINV) as well as postoperative induced nausea and vomiting (PONV) in both adults and children 6 months of age or older. The product has been formulated and developed using the RapidFilm drug delivery technology and is the form of a soluble film to be placed on the tongue where it dissolves in a few seconds thus greatly improving patient compliance and avoiding possible risks of suffocation in kids.

The product is marketed in Europe by Norgine B.V and in Canada by Takeda Pharmaceuticals.

VOLTADOL®

Developed with our patented matrix patch technology, Voltadol is a topical, locally applied and locally acting patch delivering diclofenac sodium, an off-patent, potent non-steroidal anti-inflammatory drug (NSAID) for the local treatment of painful, acute conditions such as muscle and joint strains. Unlike heat plaster, the patch contains an anti-inflammatory. It penetrates deep to the source of pain to provide powerful pain relief. The medicated patch provides up to two times more powerful deep pain relief, compared to a non-medicated, non-heated placebo patch. The patch also provides 12 hours continuous release of the active ingredient (diclofenac) to the site of pain. This means the patch only needs to be applied once in the morning and once in the evening to provide effective pain relief. The product is marketed in various countries as an over-the-counter medicine by GlaxoSmithKline (GSK) which recently spun-off the rights to Haleon.

Discontinued Products

In 2023, the development of Sentinox was discontinued due to a decrease in market needs as the COVID-19 pandemic subsided. Commercialization efforts for Nexodyn®, a hypochlorous acid-based spray solution for wound management, have also been discontinued. Neither Sentinox nor Nexodyn significantly contributed to the Company’s revenue.

Third-Party Agreements

We are party to certain agreements with third parties relating to licensing, collaboration, or other matters that are material to our business and performance.

OLPRUVA™ License

On January 25, 2021, we entered into an option agreement with Acer Therapeutics, Inc. (Acer) providing exclusivity for the right to negotiate a potential collaboration and license agreement for worldwide development and commercialization for ACER-001 (now OLPRUVA™) for the treatment of UCDs, MSUD, and other potential indications. Under the terms of the option agreement, we paid Acer a USD 1 million non-refundable payment in return for exclusivity until June 30, 2021, to negotiate and enter into a collaboration and license agreement for the development of ACER-001. Further, in connection with entering into the option agreement, we made a USD 4 million secured loan to Acer. On March 19, 2021, we executed the definitive collaboration and license agreement (the March 2021 CLA). Under this agreement, Acer received a $10 million USD cash payment (originally USD 14 million, offset by repayment of the USD 4 million outstanding balance of the prior loan, plus interest, to Acer). We also paid Acer in 2021 and 2022 approximately USD 20 million in U.S. development and commercial launch costs of OLPRUVA®.

In December 2022, ACER-001 was approved in the U.S by the Food and Drug Administration. under the trademark OLPRUVA®, for the treatment of Urea Cycle Disorders involving deficiencies of carbamylphosphate synthetase, ornithine transcarbamylase, or argininosuccinic acid synthetase.

On August 30, 2023, Relief and Acer terminated the March 2021 CLA. Concurrently, the parties entered into a new exclusive license agreement (the ELA). Pursuant to the ELA, Relief holds exclusive development and commercialization rights for OLPRUVA in the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (Geographical Europe). Under the terms of the termination agreement and the ELA, Relief is entitled to receive from Acer a 10% continuing royalty on net sales of OLPRUVA® in the Acer territory

(worldwide, excluding Geographical Europe), and 20% of any value received by Acer from licensing or divestment transactions relating to OLPRUVA®, up to a cumulative amount of USD 45 million. Relief committed to paying Acer a variable, continuing royalty up to a maximum of 10% of potential future net sales of OLPRUVA® in Geographical Europe and 20% of any value received by Relief from sublicensing transactions relating to OLPRUVA®. Furthermore, Relief returned to Acer development and commercialization rights for non-US-territories, excluding Geographical Europe where Relief retained these rights. Relief received from Acer upon execution of the termination agreement and the ELA a non-refundable USD 10 million upfront payment in cash and is due to receive an additional non-contingent cash payment of USD 1.5 million in August 2024.

On November 17, 2023, Zevra Therapeutics, Inc. (NASDAQ: ZVRA) (Zevra), completed its acquisition of Acer. Zevra confirmed its assumption of Acer’s obligations under the termination agreement referenced above and the ELA. As of the date of this annual report, Acer is a wholly owned subsidiary of Zevra.

License and Supply Agreement with Eton Pharmaceuticals, Inc.

On March 21, 2024, we entered into a license and supply agreement granting the exclusive right to Eton Pharmaceuticals, Inc. (Nasdaq: ETON) (Eton) for the commercialization of GOLIKE® family of products in the United States. As part of the agreement, Eton also received U.S. rights to Relief’s GOLIKE medical food line extensions under development for the management of other inherited rare metabolic diseases such as tyrosinemia and homocystinuria. For an initial term of six years, Relief committed to manufacture and supply GOLIKE products for the U.S., with renewals possible for three-year periods.

Under the terms of the agreement, we received from Eton an upfront payment of USD 2.2 million and are eligible to receive up to USD 2 million in additional sales milestones, consisting of one-time USD 500,000 payments when U.S. net sales over a year reach USD 4 million, USD 8 million, USD 15 million, and USD 20 million. We will also receive a royalty of 30% of U.S. net sales, which will include the cost of the products we supply to Eton. We anticipate this royalty, net of our cost of goods, will range between 13% and 18% of net sales based on our current cost of goods.

Acquisition and license agreement with Meta Healthcare Ltd

On July 11, 2022, we acquired from Meta Healthcare Ltd. (Meta) the worldwide rights, except for the United Kingdom, of RLF-OD032, a liquid formulation of a Sapropterin dihydrochloride product intended for the treatment of patients with phenylketonuria. Under the terms of the agreement, we paid Meta approximately CHF 0.3 million prior to certain subsequent price adjustments and may issue additional payments of approximately CHF 0.3 million contingent to pre-specified development milestones. We committed to pay Meta a 10% royalty on possible future net commercialization profit from RLF-OD032.

Share Subscription Facility with GEM

On January 20, 2021, we signed a binding agreement with our largest shareholder, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (GEM) for the implementation of a new share subscription facility (SSF) in the amount of up to CHF 50 million for a duration of up to three years. On February 27, 2024, the SSF agreement was extended until January 20, 2027.

Under the terms of the SSF, we have the right to periodically, during the timeframe of the agreement, issue and sell shares to GEM. Under the facility, GEM undertakes to subscribe to or acquire our ordinary registered shares upon our exercise of a drawdown notice. In accordance with the customary terms of the SSF agreement, we control the timing and maximum amount of any drawdown and retain the right, not the obligation, to draw down on the full commitment amount. Future subscription prices under the SSF will correspond to 90 percent of the average of the closing bid prices on the SIX Swiss Exchange during the reference period, which corresponds to fifteen trading days following Relief’s drawdown notice.

As of the date of this annual report, no amounts have been drawn on this facility.

Under the terms of the agreement dated January 20, 2021, we were required to pay GEM a commitment fee of CHF 1.25 million, which remained outstanding as an interest-bearing loan. Pursuant to the extension agreement dated February 27, 2024, GEM agreed to forgive the commitment fee and accrued interests. In consideration for GEM’s capital commitment and this debt waiver, Relief committed to issuing GEM warrants to purchase up to 3.35 million ordinary shares at a purchase price of CHF 1.70 per share, exercisable from the issuance date, and expiring on January 20, 2027. The issuance of these warrants was contingent upon shareholder approval for a reduction in the nominal value of the Company’s ordinary shares. At the extraordinary general meeting held on April 26, 2024, such reduction was approved, and the warrants will be formally issued upon the registration of the reduction in nominal value with the commercial register of Geneva, Switzerland.

Acquisition of APR Applied Pharma Research SA

On June 28, 2021, we signed and closed a definitive agreement for Relief to acquire all outstanding shares of APR Applied Pharma Research SA (APR), a privately held Swiss company with over 25 years of experience in identifying developing and commercializing known molecules engineered with drug delivery systems in niche and rare diseases.

Under the terms of the agreement, APR’s former shareholders received from Relief CHF 21.5 million in cash and 516,967 Relief shares for a value of CHF 45 million when the consideration shares were granted. The former APR shareholders were also eligible to receive possible future contingent milestone payments in the aggregate maximum amount of up to CHF 35 million, upon achievement of pre-agreed objectives involving (i) the execution of a definitive agreement for the commercialization of Sentinox™, (ii) the launch of Sentinox in the first of France, Germany, Spain, Italy, and the UK, (iii) the launch of PKU GOLIKE® in the U.S., and (iv) the launch of RLF-TD011 in the first of France, Germany, Spain, Italy and the UK. The launch of PKU GOLIKE® in the U.S. on October 10, 2022, marked the completion of the third milestone, for which Relief issued a cash payment of CHF 2.8 million as well as 375,500 shares. The remaining milestones remained outstanding as of the date of this annual report.

Acquisition of AdVita Lifescience GmbH

On July 28, 2021, we announced the closing of a definitive agreement to acquire all the outstanding shares of AdVita Lifescience GmbH (AdVita). AdVita was founded in 2019 for the purpose of developing products and strategies to improve the therapy and diagnosis of rare lung diseases. Among AdVita’s assets were intellection property rights that could cover RLF-100 inhaled formulation specifications and the potential application of inhaled Aviptadil in the treatment of Acute Respiratory Distress Syndrome, Checkpoint Inhibitor-induced Pneumonitis and Sarcoidosis.

Under the terms of the agreement, AdVita’s former shareholders received 339,353 of our ordinary shares, representing EUR 25 million in value based on the then 60-day volume weighted average price of our ordinary shares and were also eligible to receive additional contingent payments in cash. In April 2022, we issued a cash payment of EUR 5 million upon completion of the first milestone pertaining to the issuance by the Swiss Patent Office IPI to Relief of a patent entitled Vasoactive Intestinal Peptide (VIP) for the Use in the Treatment of Drug- induced Pneumonitis. As of the date of this annual report, AdVita’s former shareholders may receive up to EUR 10 million upon achievement of pre-agreed milestones involving (i) the approval in the U.S. or Europe of the inhaled form of aviptadil for the treatment of sarcoidosis or berylliosis, and (ii) the conduct of a phase II clinical study for the inhaled form of aviptadil in the treatment of checkpoint inhibitor-induced pneumonitis.

Collaboration Agreement with InveniAI LLC

On November 24, 2021, we announced that we had entered into a collaboration agreement with InveniAI LLC (InveniAI), a U.S. based company that has pioneered the application of artificial intelligence and machine learning across biopharma and other industries, in order to identify promising drug candidates to treat rare and specialty diseases. Under the terms of the agreement, we paid InveniAI an initial up-front fee of USD 500,000 and will be required to pay success milestones for any products brought to us in connection with this agreement as well as royalties on any such product if commercialized.

We are currently not developing any product brought to us by InveniAI, nor are we actively seeking to identify new product candidates or concepts in collaboration with them.

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

Dispute, Litigation and Settlement with NeuroRx

On October 7, 2021, because of breaches of the Collaboration Agreement by NeuroRx, among others, we filed a lawsuit against NeuroRx and its then chief executive officer, Dr. Jonathan Javitt, for multiple breaches of the Collaboration Agreement (Complaint). The suit alleged, among other matters, breaches of the covenant of good faith and fair dealing and tortious interference with prospective economic advantage. The Complaint, among other remedies, sought damages, an order compelling NeuroRx to comply with multiple provisions of the Collaboration Agreement, and a declaration directing NeuroRx to deliver the entire data set from the Phase 2b/3 clinical trial of intravenously administering aviptadil to Relief.

On January 10, 2022, NeuroRx, through its parent, NRx Pharmaceuticals, Inc. (NRx), filed a complaint against Relief. In the complaint, NeuroRx claimed financial damages and sought a ruling that the Collaboration Agreement was void.

On November 14, 2022, Relief and NRx announced that the parties had entered into a definitive settlement agreement to resolve all matters relating to the pending litigation. At the closing of this settlement, which was held on December 19, 2022, (i) NRx transferred to Relief all of the assets that it previously used in its aviptadil development program, including its regulatory filings, patent applications, clinical data, and the formulation of the aviptadil product it was previously developing, (ii) Relief had the exclusive right and control going forward to develop and commercialize an aviptadil product, (iii) Relief has agreed to use commercially reasonable efforts to continue the existing Right to Try Program for aviptadil in the U.S. for at least two years, (iv) Relief will pay NRx milestone payments if it can successfully obtain commercial approval of an aviptadil product (whether for COVID-19 or any other indication), (v) Relief will pay NRx royalties based on a percentage of future sales of an aviptadil product (whether for COVID-19 or any other indication), up to a maximum of $30 million in the aggregate, (vi) NRx Pharmaceuticals has agreed not to compete in the development of an aviptadil product in the future, and (vii) at the closing, Relief and NRx Pharmaceuticals dismissed their pending litigation. Further, the Collaboration Agreement was cancelled. Finally, as part of the settlement, the parties exchanged releases of all claims that could have been brought in the lawsuits between the parties. We have agreed to use commercially reasonable efforts to develop, market, and commercialize aviptadil.

In September 2023, we received a copy of a complaint filed in Israel by Jonathan Javitt, former chief executive officer and chief scientist of NRx, against Relief and certain of its current and former directors, officers, and consultants. The complaint alleged, among other matters, that statements made by Relief and other defendants regarding Dr. Javitt were defamatory, causing material harm to Dr. Javitt. Dr. Javitt also appeared to be seeking financial damages, an injunction against future alleged defamatory statements, and for Relief to turn over global rights to NRx’s version of Aviptadil to Dr. Javitt. We reported denying all allegations in the complaint, considering them to be without merit and lacking both factual and legal foundation. After we objected to the service of process, the complaint was dismissed in March 2024.

Intellectual Property

Our success depends significantly on our ability to develop, obtain and maintain intellectual property rights for our product candidates, technology and know-how, to operate without infringing intellectual property rights of others and to prevent others from infringing our intellectual property rights. We seek to protect our proprietary position by, among other methods, filing patent applications in Europe, the U.S. and other relevant jurisdictions related to our proprietary technology, inventions and improvements that are vital to the development of our business, where patent protection is available. We also rely on trade secrets, know-how and in-licensing opportunities to develop and maintain our proprietary position.

Aviptadil Acetate/RLF-100® Patents

As of the date of this annual report, we have two groups of patent families covering formulations of Aviptadil acetate.

The first group includes a U.S. patent that will expire in July 2029, with extension opportunities up to five years, as well as patents in several countries in Europe and the rest of the world valid until at least 2026, excluding extension opportunities comparable to the U.S. The first family applications were filed in 2006 and granted between 2011 and 2012. The second family includes a pending U.S. provisional and a PCT application.

Relief’s Aviptadil patents and patent applications worldwide are as follows:

Summary Description of Patent Application	United States or Foreign Jurisdiction	Expiration Date
Patent Family 1

Formulation for Aviptadil	Granted: United States (No. 8,178,489), China, European Patent Convention, India, Austria, Denmark, Switzerland/Lichtenstein, Germany, Spain, United Kingdom, Ireland, Netherlands, Turkey	July 3, 2029 (United States) March 7, 2026 (all other jurisdictions)

Patent Family 2

Stable Aviptadil Formulation	Pending: United States (provisional), PCT/IB2023/060966	Expiration of any potential applications claiming priority to this provisional application and/or PCT application to be determined upon grant.

In the second group, we have three patent families in various stages of prosecution. The first family includes one granted patent and four applications claiming priority to PCT/EP2020/062420. The patent and any patents granted from the pending applications claiming priority to PCT/EP2020/062420 will expire in May 2040, excluding any patent term adjustments or extensions, or any form of potential exclusivity. The second family includes 15 applications world-wide claiming priority to PCT/EP2021/052151. Patents granted from applications claiming priority to PCT/EP2021/052151 will expire in January 2041, excluding any patent term adjustments or extensions, or any form of potential exclusivity. The last family includes three applications claiming priority to PCT/IB2022/053709. Patents granted from applications claiming priority to PCT/IB2022/053709 will expire in April 2042, excluding any patent term adjustments or extensions, or any form of potential exclusivity. Each family of applications is directed to novel uses and/or formulations of Aviptadil for treating various conditions such as drug-induced pneumonitis.

Our Aviptadil patent applications worldwide are as follows:

Summary Description of Patent Application	United States or Foreign Jurisdiction	Expiration Date
Patent Family 1
Vasoactive Intestinal Peptide (VIP) for Use in the Treatment of Drug-Induced Pneumonitis	Granted: Switzerland Pending: United States (Application No. 17/595,025), Canada, China, European Patent Convention,	May 5, 2040 (Switzerland) Other applications, if granted, will expire no earlier than May 5, 2040.

Patent Family 2
Human Anti-Inflammatory Peptides for the Inhalatory Treatment of Inflammatory Pulmonary Diseases	Pending: United States (Application No. 17/759,559), Australia, Brazil, Canada, China, European Patent Convention, Hong Kong, Israel, India, Japan, Republic of Korea, Mexico, New Zealand, Singapore, South Africa	Applications claiming priority to this PCT application, if granted, will expire no earlier than Jan 29, 2041.

Patent Family 3
Use of Aviptadil Alone or in Combination with Alpha Lipoic Acid as a Therapeutic Medicament for Post-Viral Infection Syndrome	Pending United States (Application No. 18/556,073), Canada and European Patent Convention.	Applications, if granted, will expire no earlier than April 20, 2042.

TECHLO Technology™

As of the date of this annual report, our TEHCLO™ portfolio consists of three patent families. The first two families include 40 granted patents worldwide directed to systems and methods for generating hypochlorous acid solution and compositions comprising our hypochlorous acid solution. These patents expire between October 2026 and February 2030, exclusive of any patent term adjustments or extensions, or any form of potential exclusivity. If granted, additional patents of the third family would expire no earlier than July 2040.

Summary Description of Patent Application	United States or Foreign Jurisdiction	Expiration Date
Patent Family 1
Electrolytic Water Treatment Device Having Sintered Nanoparticle Coated Electrode and Method for Making Acid or Basic Water Therewith	Granted: United States (Patent No. 8,277,634)	August 23, 2029

Device Comprising an Electrode with Nanocoating for Preparing a Highly Stable Aqueous Solution and Method for Making this Aqueous Solution	Granted: Switzerland, Czechia, Germany, Spain, France, United Kingdom, Greece, Italy, Netherlands, Poland, Slovakia	October 23, 2026

New Highly Stable Aqueous Solution, Electrode with Nanocoating for Preparing the Solution and Method for Making this Electrode	Granted: Canada, China, Mexico, Russian Federation, South Africa	October 23, 2026

Patent Family 2
Highly Stable Electrolytic Water with Reduced NMR Half Line Width

Granted: United States (Patent Nos. 8,709,495, 9,402,192, and 9,889,153), Canada, Switzerland, Czechia, Germany*, Spain*, France*, United Kingdom*, Italy*, Mexico, Netherlands, Poland*, Russian Federation, Slovakia, South Africa

*Two Patents

February 7, 2030 (United States Patent No. 8,709,495) April 25, 2028 (all other patents)

Patent Family 3
Therapeutic Uses of Oxidizing Hypotonic Acid Solutions	Pending: United States (Application No. 17/597,220), United Arab Emirates, Canada, China, European Patent Convention, Kuwait, Qatar, Russian Federation	Applications, if granted, will expire no earlier than July 2, 2040.

The above-mentioned patents and applications intend to protect RLF-TD011.

Physiomimic Technology™ - GOLIKE®

As of the date of this annual report, the GOLIKE® portfolio consists of two patent families including 14 pending applications and 36 granted patents worldwide. Patents resulting from these families, if granted, will expire no earlier than 2036 and 2038, respectively, exclusive of any patent term adjustments or extensions, or any form of potential exclusivity.

Summary Description of Patent Application	United States or Foreign Jurisdiction	Expiration Date
Patent Family 1
Modified Release Orally Administered Amino Acid Formulations

Granted: United States (Patents Nos. 10,500,180 and 11,419,837), Austria, Australia*, Belgium, Brazil, Switzerland, China*, Colombia, Czechia, Germany, Denmark, Spain, France, United Kingdom, Gulf Cooperation Council Greece, Hong Kong, Ireland, Israel, Italy, Mexico, Norway, Netherlands, Poland, Portugal, Russian Federation, Saudi Arabia ,Sweden, Turkey, Taiwan

Pending: United States (Application No. 17/660,999), Canada, European Patent Convention, Hong Kong

* Two Patents

September 29, 2036 (Taiwan), September 27, 2036 (all other jurisdictions). Applications, if granted, will expire no earlier than September 27, 2036.

Patent Family 2
Methods of Normalizing Markers of Amino Acid Metabolism

Granted: United States (Patent No. 11,701,335), Canada

Pending: United States (Application No. 18/326,259), Australia, Brazil, Chile, China, European Patent Convention, Hong Kong, Israel, Saudi Arabia, Taiwan

August 16, 2039 (United States Patent 11,701,335 and Canada) Applications, if granted, will expire no earlier than August 16, 2039.

RLF-OD032 – Sapropterine suspension

As of the date of this annual report, the RLF-OD032 portfolio consists of one Patent Family:

Summary Description of Patent Application	United States or Foreign Jurisdiction	Expiration Date
Sapropterine Formulation	Pending: United States (Application No. 18/163,748) and PCT/IB2023/050932	Expiration of pending applications to be determined upon grant.

Dynamic Buffer Technology – Diclofenac

As of the date of this annual report, our diclofenac patent portfolio consists of multiple patent families comprising 44 granted patents worldwide, with expiration dates ranging from 2026 to 2040, exclusive of any patent term adjustments or extensions, or any form of potential exclusivity. The portfolio further includes 8 pending applications. If granted, patents resulting from these pending applications will expire between 2026 and 2041, exclusive of any patent term adjustments or extensions, or any form of potential exclusivity.

Summary Description of Patent Application	United States or Foreign Jurisdiction	Expiration Date
Patent Family 1
Diclofenac Formulations and Methods of Use

Granted: United States (Nos. 7,759,394,

8,097,651, 8,927,604 and 9,827,197), Australia, Canada*, Switzerland*, Germany***, European Patent Convention***, Spain**, France**, United Kingdom**, Greece*, Indonesia, Italy***,

June 16, 2026 (all United States patents) June 8, 2026 (Lebanon) June 14, 2026 (Malta), June 16, 2026 (all other jurisdictions) Expiration of pending applications to be determined upon grant.

Jordan, Lebanon, Malta, New Zealand, Pakistan, Poland, Russian Federation, Thailand, South Africa

Pending: Egypt, Gulf Cooperation Council*

*   Two patents or applications

**   Three patents

***  Four patents

Patent Family 2
Substantially Sodium Free Diclofenac Potassium Oral Solutions	Granted: United States (No. 11,127,318)	January 27, 2038

Patent Family 3
Ready to Use Diclofenac Stick Packs	Granted: United States (No. 11,260,026) Pending: United States (Application No. 17/584,212), European Patent Convention	February 22, 2040 (United States Patent No. 11,260,026). Applications, if granted, will expire no earlier than February 22, 2040.

Patent Family 4
Bioavailable Sugar-Based Diclofenac Formulations	Pending: United States (Application No. 18/001,313), European Patent Convention, Canada	Applications, if granted, will expire no earlier than June 8, 2041.

We licensed Diclofenac Potassium 50 mg Powder for Oral Solution to Assertio Therapeutics (Cambia®) and to Novartis (Voltaren®/Voltfast®).

Oral Disposable Film—Ondansetron

As of the date of this annual report, our Ondansetron patent portfolio consists of one patent family.

Summary Description of Patent Application	United States or Foreign Jurisdiction	Expiration Date
Patent Family 1
Non-Mucoadhesive Film Dosage Forms	Granted: Canada	October 2, 2027

APR granted a license right on the Canadian patent to Takeda.

In-licensed OLPRUVA™ Patents

Pursuant to our exclusive license agreement with Acer Therapeutics Inc., we hold exclusive development and commercialization rights for OLPRUVA in Geographical Europe (European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia). We have a license/sublicense on the following patents:

Title: Palatable Compositions Including Sodium Phenylbutyrate and Uses Thereof

Assignee: Acer Therapeutics Inc.

Priority Application Number: U.S. Prov. Appl. No. 62/308,614

Priority Date: March 15, 2026

Title: Taste Masked Phenylbutyrate and Compositions Therefore

Assignee: Acer Therapeutics Inc.

Priority Application Numbers: U.S. Prov. Appl. Nos. 63/048,892 & 63/065,272

Priority Dates: July 7, 2020 (August 13, 2020)

Title: Dosage Form for Improving Palatability of Drug Substance

Assignee: Acer Therapeutics Inc.

Priority Application Number: 63/232,011

Priority Date: August 11, 2021

Title: Method of Modulation of Branch Chained Acid and Uses Thereof

Assignee: Baylor College of Medicine

Priority Application Number: 61/228,485

Priority Date: July 24, 2009

Other In-licensed Patents

We received a sublicense right in the territory of U.S. and China from Fidia Farmaceutici in relation to the following patents owned by IBSA Farmaceutici on Diclofenac transdermal patch:

•	Chinese Patent No. CN101001616B;

•	U.S. Patent No. 10,328,034.

Other IP

In addition to the patents and applications described above, we also have:

•

A sublicense right in the U.S. and China from Fidia Farmaceutici in relation to the following patents owned by IBSA Farmaceutici on Diclofenac transdermal patch: Chinese Patent No. CN101001616B; U.S. Patent No. 10,328,034.

•

A patent in Italy and applications in the United States (Application No. 18/044,358), Canada, and the European Patent Convention (all titled “Dermal Compositions Replicating the Vernix Caseosa”) that cover and claim OTC formulations targeting atopic dermatitis as well as other moderate skin disorders.

Commercialization

We maintained an internal marketing and sales infrastructure in Switzerland, the U.S., Italy and Germany, dedicated to the direct commercialization of PKU GOLIKE. For the commercialization of our other commercially available products, as well as PKU GOLIKE outside of these key markets, we entered into licensing or distribution agreements with third parties. In December 2023, we decided to transition progressively from our direct marketing and sales infrastructure to a partnership-based model for PKU GOLIKE to enable more efficient patient access through leveraging external expertise and infrastructure.

On March 21, 2024, we entered into a license and supply agreement granting the exclusive right to Eton Pharmaceuticals, Inc. (Nasdaq: ETON) for the commercialization of GOLIKE® family of products in the United States. Consequently, we terminated our U.S. marketing and sales infrastructure. As of the date of this annual report, we are in active discussions with potential licensees for the commercialization of PKU GOLIKE in certain European countries.

As we move our product candidates through development toward regulatory approval, we intend to enter into strategic marketing partnerships with third parties, including other pharmaceutical or biotechnology companies. We believe this approach is tailored to leverage both our internal capabilities and strategic partnerships to ensure efficient and widespread patient access to our future therapies.

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

Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

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

Clinical Studies

As is the case in the U.S., the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. The EU Clinical Trial Regulation (EU) No. 536/2014 (“Clinical Trials Relation”) on clinical trials and medicinal products for human use, repealed Directive 2001/20/EC. The Clinical Trials Regulation entered into application on January 31, 2022 and is intended to simplify the current rules for clinical trial authorization and standards of performance. For instance, there will be a streamlined application procedure via a single entry point, a EU portal and database. The new clinical trial portal and database will be maintained by the EMA in collaboration with the European Commission and the EU Member States. The objectives of the Clinical Trials Regulation include consistent rules for conducting trials throughout the EU, consistent data standards and adverse events listing, and consistent information on authorization status. Additionally, information on the conduct and results of each clinical trial carried out in the EU will be made publicly available.

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

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies and intense competition. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions, which may in the future develop products to treat those diseases that we currently or, in the future, seek to treat. Any product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have far greater marketing and research capabilities than us. All of these companies and institutions may have product candidates in development that are or may become superior to our product candidates. Our commercial opportunity would be reduced significantly if our competitors develop and commercialize products that are safer, more effective, more convenient, have fewer side effects or are less expensive than our product candidates.

C.	ORGANIZATIONAL STRUCTURE

We are a Swiss stock corporation (société anonyme). We were originally formed in 2013, with our registered office and domicile in Geneva, Switzerland. Our Swiss enterprise identification number is CHE-113.516.874. We are headquartered at avenue de Sécheron 15, 1202 Geneva, Switzerland.

As of the date of this annual report, we, have the following subsidiaries:

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

The Group leases approximately 1,800 square feet of office, lab space and representative offices located in Geneva and Balerna (Switzerland), Offenbach am Main (Germany), and Monza (Italy). Our headquarters are at Avenue de Sécheron 15, Geneva, Switzerland. We do not own any real property. While we may require additional space and facilities our business expands, we believe that suitable and adequate space will be available to meet our needs.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.

Overview

We are a Swiss, commercial-stage biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from rare debilitating conditions that have no or limited treatment options. Historically, we have had a diversified portfolio of marketed products and developmental product candidates many of which use our proprietary drug delivery platform technologies which we believe allow for improvements in efficacy, safety or convenience to benefit the lives of patients. Following a comprehensive review of our commercial and clinical product portfolio, we are actively pursuing a strategy of refocusing our business on products addressing rare conditions in the dermatological therapeutic area where we believe there is considerable unmet need. For our other commercial and development stage products currently in our portfolio, we are actively seeking potential partners through out-licensing, divestitures or other collaboration transactions.

In accordance with this strategy, on March 21, 2024, we entered into an exclusive license and supply agreement with Eton Pharmaceuticals, Inc. for the commercialization of the GOLIKE® family of products in the United States. As we transition to a business-to-business strategy for selected commercial and development stage products, we are focusing our efforts on advancing RLF-TD011, an acid oxidizing solution of hypochlorous acid that is self-administered, sprayable, and is being studied for the treatment of wounds in epidermolysis bullosa. RLF-TD011 was developed using the Company’s proprietary, patented TEHCLO™ Nanotechnology platform.

Our Strategy

Our mission is to provide therapeutic relief to those suffering from debilitating rare diseases that have limited or no treatment options to help them live their best possible lives and achieve their full potential. We target established products with a proven history of safety and efficacy and either initial human therapeutic activity, proof-of-concept or a strong scientific rationale, allowing for relatively short, capital-efficient clinical trials with clear endpoints. Our research and development resources are directed toward optimizing the therapeutic potential of these assets to deliver improvements in efficacy, safety and convenience through the application of our proprietary platform technologies, drug delivery systems or novel dosage forms.

Our strategy plans leverage our clinical trial and business development expertise to establish and grow our business in rare dermatologic disorders with high unmet need. We intend to use our product portfolio in rare metabolic and respiratory diseases through partnerships and collaborations to generate cash flow in support of investments in the rare dermatological therapeutic area.

Rare Dermatologic Disorders:

•

RLF-TD011 in epidermolysis bullosa (EB). We are currently studying RLF-TD011 in a 12-subject proof-of-concept (POC) investigated initiated trial (IIT) where enrollment and treatment have been completed and the results are expected in mid to late-2024. Based on these results, we intend to initiate pre-IND discussions with the FDA by the end of 2024, after which time we expect to file an IND and initiate a Phase 2 trial shortly thereafter. If approved, we would evaluate additional indications for RLF-TD011 and expand our portfolio in rare dermatological therapies through internal or business development activities.

Rare Metabolic Disorders:

PKU GOLIKE® in phenylketonuria (PKU). We recently announced a license and supply relationship with Eton Pharmaceuticals, Inc. to ensure the commercialization of PKU GOLIKE in the United States. We further intend to maximize the commercial potential of the PKU GOLIKE® family of products in all major territories through licencees in order to create a steady and growing positive cash flow; PKU GOLIKE is an approved, and fully reimbursed line of patented and differentiated medical food products for the dietary management of PKU.

•

RLF-OD032 in PKU. The Company acquired worldwide rights (except in the United Kingdom) to RLF-OD032 in 2022. We intend to complete clinical studies of this product candidate in 2024 after which time we expect to file a 505(b)(2) NDA with the FDA. If approved, we intend to divest or out-license this product.

•

OLPRUVA® in urea cycle disorders (UCDs). The Company in-licensed the rights for OLPRUVA in Europe and funded part of the development of OLPRUVA in the U.S. by Acer Therapeutics, Inc. (Acer). The FDA approved OLPRUVA for the treatment of UCDs in December 2022. Zevra Therapeutics Inc. (Zevra) acquired Acer in 2023 and went through a full commercial launch of the product in January 2024. Relief is entitled to receive a 10% continuing royalty on the net sales of OLPRUVA in the U.S. up to a cumulative amount of USD 45 million. We plan to continue working with Zevra to maximize the commercial potential of OLPRUVA in the U.S. and to identify partnership opportunities for Europe.

Rare Respiratory Diseases:

•

RLF-100 in pulmonary indications. We intend to explore partnership opportunities with seasoned respiratory biopharmaceutical companies to advance RLF-100® (aviptadil acetate) for both injectable intravenous and inhaled use, and to maximize the potential value of the program.

Additionally, we will continue to evaluate business development opportunities that expand our portfolio in the rare dermatological therapeutic area. We will consider partnerships with, or acquisitions of, companies that have late-stage clinical assets with strong safety and efficacy profiles where we can bring to bear our development expertise and platform technologies to quickly and capital efficiently develop and commercialize these product candidates.

Product Portfolio and Pipeline

Relief Therapeutics’ portfolio consists of a balanced mix of marketed, revenue-generating products and globally patented drug delivery platform technologies. Our pipeline spans three core therapeutic areas: rare dermatological disorders, rare metabolic disorders, and rare respiratory diseases.

A.	OPERATING RESULTS

Components of Our Results of Operations

Revenue

Revenue is primarily derived from our portfolio of marketed products and the provision of R&D services to third parties. We generate revenue from product sales, licensing fees, and royalties since the date of acquisition of APR in June 2021. Prior to this acquisition, we did not generate any revenue from commercial activities.

To date, our revenue has been substantially less than our operating expenses. Accordingly, we rely primarily on our available cash and external funding to continue operations and fund our clinical and commercial development plan.

Other Gains

Other gains generally consist of gains on disposal of intangible assets, write-offs of liabilities and adjustments in fair value of certain assets and liabilities.

Raw Materials and Consumables Expenses

Raw materials and consumables expenses include costs incurred with third parties for purchasing and manufacturing medical food and drug products for sale, as well as laboratory supplies for R&D services provided to customers.

External Selling and Distribution Expenses

External selling and distribution expenses include costs incurred with third parties for advertising, marketing, and distributing our products and R&D services.

External Research and Development Expenses

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, drug candidate manufacturing expenses, license fees, as well as expenses related to laboratory supplies and materials.

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

Other Administrative Expenses

Other administrative expenses consist primarily of corporate facility costs, fees for legal and audit services, insurance costs, and consulting fees not otherwise included in research and development expenses.

Financial Income

Financial income consists mainly of interest on term deposits and foreign exchange net result, when positive. Foreign exchange net result is allocated to financial expense when negative. We use the Swiss francs (CHF) as our reporting currency and conduct business on a global basis in various currencies. As a result, the Group is exposed to foreign currency exchange movements, primarily in European and U.S. market currencies.

Financial Expense

Financial expense consists mainly of interest expense associated with the discounting overtime of provisions for contingent payments measured at fair value. The commitment fee that became due upon execution of our current share subscription facility agreement with GEM in January 2021 is expensed over the three-year period of effectiveness of the instrument. In addition, we incurred negative interest charge on our Swiss franc and Euro cash deposits until year-end 2022.

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

Results of Operations

The numbers below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The discussion below should be read along with these consolidated financial statements and it is qualified in its entirety by reference to them.

The following table presents our consolidated results of operations for the years ended December 31, 2023 and 2022 (in thousands CHF):

	December 31,		Change
Statement of Operations Data	2023	2022	(2023 to 2022)
Revenue	6,033	6,081	(48)
Other gains	295	1,029	(734)

Total income	6,328	7,110	(782)
Raw materials and consumables expenses	(1,736)	(1,250)	(486)
External selling and distribution expenses	(2,200)	(3,307)	1,107
External research and development expenses	(1,328)	(12,393)	11,065
Personnel expenses	(11,838)	(12,998)	1,160
Other administrative expenses	(5,391)	(7,747)	2,356
Other losses	(48)	(63)	15

EBITDA	(16,213)	(30,648)	14,435
Change in fair value of contingent consideration	4,782	8,892	(4,110)
Impairment expense	(96,079)	(26,424)	(69,655)
Amortization and depreciation expense	(3,318)	(3,860)	542

Operating result	(110,828)	(52,040)	(58,788)
Financial income	93	18	75
Financial expense	(949)	(2,294)	1,345

Net loss before taxes	(111,684)	(54,316)	(57,368)
Income taxes	13,503	3,526	9,977

Net loss for the period	(98,181)	(50,790)	(47,391)

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

The following table details our revenue figures for 2023 and 2022.

in CHF thousands	2023	2022	Change
Product sales	4’256	2’525	1’731
Royalties	1’411	2’482	(1’071)
Licensing fees	19	380	(361)
Revenue from research and development services	347	694	(347)

Total revenue	6’033	6’081	(48)

Product sales revenue increased by CHF 1.7 million, mainly driven by sales of PKU GOLIKE following its launch in the U.S. in October 2022 and the roll-out of PKU GOLIKE bars in 2023. Royalty revenue fell by CHF 1.1 million as generic competitors to our out-licensed Diclofenac-based products entered the U.S. market in 2023.

Other gains

Other gains were CHF 0.3 million in 2023, compared to CHF 1.0 million in 2022. In the current period, other gains were primarily constituted by a divestment gain related to the renegotiation of the license agreement with Acer and by income from sublease facilities. Other gains from prior year were primarily constituted by reversals of impairment on financial assets, contributing CHF 0.7 million.

Raw materials and consumables expenses

Raw materials and consumables expenses increased by 39% in 2023 compared to the prior year. This correlates with the 69% increase in product sales revenue. The difference is attributable to a change in the product mix, with a higher proportion of sales stemming from higher-margin products.

Raw materials and consumables expenses include costs incurred with third parties for purchasing and manufacturing medical food and drug products for sale, as well as laboratory supplies for R&D services provided to customers.

External selling and distribution expenses

External selling and distribution expenses decreased to CHF 2.2 million in 2023, from CHF 3.3 million in 2022, a decrease of CHF 1.1 million mainly due to scaled-back marketing activities in 2023, following the preparation and launch of PKU GOLIKE in the U.S. in 2022.

External selling and distribution expenses include costs incurred with third parties for advertising, marketing, and distributing our products and R&D services.

External research and development expenses

External research and development expenses decreased to CHF 1.3 million in 2023, from CHF 12.4 million in 2022, a decrease of CHF 11.1 million. The decrease is mainly attributable to the prior year’s CHF 9.9 million expenses under our former license and collaboration agreement with Acer for the development and premarketing activities of OLPRUVA™. In 2023, our external development expenses were mainly directed to the development of RLF-OD032, RLF-TD011 and RLF-100®, alongside the continued development of our GOLIKE® product franchise.

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, drug candidate manufacturing expenses, license fees, as well as expenses related to laboratory supplies and materials.

Personnel expenses

Personnel expenses decreased to CHF 11.8 million in 2023, compared to CHF 13.0 million in 2022, a decrease of CHF 1.2 million mainly due to lower expense recognized from the granting of stock options. Specifically, non-cash expenses resulting from stock option grants were CHF 0.8 million in 2023, compared to CHF 2.2 million in 2022.

As of December 31, 2023, Relief employed 49 full-time equivalents, a decrease from 69 full-time equivalents on December 31, 2022.

Other administrative expenses

Other administrative expenses decreased to CHF 5.4 million in 2023, compared to CHF 7.7 million in 2022, a decrease of CHF 2.3 million. The decrease is mainly attributable to a CHF 2 million reduction in legal and regulatory affairs expenses, driven by non-recurring events in 2022. In addition, we achieved a CHF 1.2 million reduction in other professional fees across various administrative activities. These savings were partially offset by an increase of CHF 0.8 million for directors and officers’ insurance coverage.

Change in fair value of contingent consideration

Under the APR and AdVita acquisition agreements, Relief agreed to pay additional consideration upon completion of specific milestones. The fair value of the contingent consideration is recorded as a liability on our balance sheet and adjusted at the end of each reporting period based on the estimated probability of occurrence and the time factor. Any changes in fair value of the contingent liability due to assumption adjustments are recorded in the income statement.

In 2023, a CHF 4.8 million gain was recognized in relation to the postponement of expected completion dates of development and commercial milestones for RLF-100®, RLF-TD011 and Sentinox™ development programs. In 2022, similar unfavorable changes resulted in a CHF 8.9 million gain.

Impairment expense

We conducted an impairment test of our intangible assets and goodwill as of December 31, 2023, and concluded that the carrying amount of intangible assets and goodwill associated with RLF-100®, RLF-TD011 and Sentinox™, were impaired. As a result, we recognized a non-cash impairment charge on intangible assets of CHF 96.1 million in the current period. The impairment charge reflects reduced projected returns and their delayed realization, attributable to adjustments to our development and commercialization strategies. Refer to note 7 of our consolidated financial statements for further information on intangible assets and related impairment.

Amortization and depreciation expenses

Amortization and depreciation expenses were CHF 3.3 million in 2023, compared to CHF 3.9 million in 2022. Amortization and depreciation expenses predominantly pertain to the amortization of our intangible assets.

Financial income

Financial income increased to CHF 0.1 million in 2023, compared to CHF 0.02 million in 2022. In 2023, financial income was primarily constituted by interest income from cash deposits and the recognition of interest on a deferred payment expected from Acer in 2024.

Financial expenses

Financial expenses decreased to CHF 0.9 million in 2023, compared to CHF 2.3 million in 2022, a decrease of CHF 1.4 million. This reduction was primarily due to the decrease in interest costs, from CHF 1.3 million to CHF 0.3 million, associated with the unwinding of the time discount on provisions for contingent considerations, in line with the decrease in these provisions.

Income taxes

Income taxes were a gain of CHF 13.5 million in 2023, compared to a gain of CHF 3.5 million in 2022. The income tax gains resulted mainly from the amortization and impairment of intangible assets and a corresponding reduction in the temporary difference between the carrying amount of these assets and their tax base. Unless and until the Group becomes profitable in certain tax jurisdictions, we expect income tax losses and gains will primarily arise from variations of deferred tax assets and liabilities.

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

Critical accounting judgements and key sources of estimation uncertainty are described in note 4 of our 2023 consolidated financial statements included in this annual report.

B.	LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

To date, we have funded our operations primarily through private placements, at-the-market sales of treasury shares and equity offerings. We have never been profitable and have incurred operating losses in each year since inception. We have an accumulated deficit of CHF 218.3 million as of December 31, 2023, and may incur further losses over the foreseeable future as we develop our business. We have spent, and expect to continue to spend, a substantial amount of funds in connection with implementing our business strategy, including our planned product development and commercialization efforts.

As Relief continues to incur significant operating losses, our ability to pursue and finance our operations and our intended development plans depends on our ability to continue to raise additional financing. Our primary uses of capital are personnel compensation expenses, outsourced R&D expenses, and administrative expenses. We expect to continue to incur substantial expenses in connection with our product candidates at various stages of development and for working capital requirements. We expect to continue to raise financing through the sale of equity. We intend to use future expected proceeds, together with cash on hand, to finance our development and commercial activities and the diversification of our pipeline, as well as to fund our outstanding liabilities and other commitments. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to advance our portfolio of product candidates, initiate further clinical trials, and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur additional commercialization expenses related to program sales, marketing, manufacturing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential partners. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

As of December 31, 2023, we had cash and cash equivalents of CHF 14.6 million. Based on current financial projections and available cash, we believe that we have sufficient resources to fund operations into 2026. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the timing amount of milestone payments we may have to pay in relation to the acquisitions of APR and AdVita;

•	the timing and amount of milestone and royalty payments we may receive under our license agreements;

•	the extent to which we in-license or acquire other product candidates and technologies;

•

the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive or have received marketing approval; and

•	the funding necessary to sustain our operations until we attain the breakeven point.

We may need to raise additional capital to fund operations beyond 2026 and may not be successful in our efforts to raise additional funds or achieve profitable operations. We intend to explore opportunities and alternatives to obtain the additional resources necessary to support our ongoing operations, including raising additional capital through either private or public equity or debt financing, or additional program collaborations or non-dilutive funding, as well as using our treasury share sales program or our shares subscription facility with GEM.

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

Cash Flows

The following table summarizes our cash flows for each of the periods presented.

	December 31,
In thousands	2023	2022
Cash flow used in operating activities	(17,612)	(24,126)
Cash flow from (used in) investing activities	8,695	(7,999)
Cash flow from financing activities	4,050	6,417
Net (decrease) increase in cash and cash equivalents	(4,867)	(25,708)
Cash and cash equivalents at end of period	14’556	19,237

Operating Activities

Net cash used in operating activities consists of the net operating loss adjusted for changes in net working capital and for non-cash items, including impairment and depreciation, fair value adjustments, share-based service payments, and changes in post-employment benefit obligations.

In 2023, net cash used in operating activities was CHF 17.6 million, primarily as the result of our negative EBITDA of CHF 16.2 million, and an increase of CHF 1.0 million in net working capital. The increase in net working capital was mainly due to a decrease in outstanding payables.

In 2022, net cash used in operating activities was CHF 24.1 million, primarily as the result of our negative EBITDA of CHF 30.6 million, partially offset by a reduction of CHF 5.6 million in net working capital. The reduction in net working capital was mainly due to a decrease in year-end prepayments.

Investing Activities

In 2023, net cash provided by investing activities was CHF 8.7 million and consisted mainly of a payment from Acer under the termination and revised license agreements executed in August 2023.

In 2022, net cash used in investing activities was CHF 8.0 million and consisted mainly of payments to the former shareholders of APR and AdVita in relation to the completion of contractual milestones.

Financing Activities

In 2023, net cash from financing activities was CHF 4.0 million and was derived mainly from a CHF 4.5 million private placement, net of transaction costs.

In 2022, net cash from financing activities was CHF 6.4 million and was derived mainly from the offer of our shares into the trading market through our direct share placement program.

Quantitative and Qualitative Disclosure about Market Risk

For qualitative and quantitative disclosures about market risks including foreign currency risk, interest rate risk, liquidity risk and credit risk, see note 34 to our consolidated financial statements included in this annual report.

Material Cash Requirements from contractual Obligations

The following table summarizes our contractual commitments as of December 31, 2023:

(TCHF)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Trade payable, accrued expenses, and other payables	4,838	—	—	—	4,838
Lease liabilities (1)	427	526	16	—	969
Financial Borrowings	1,692	9	—	—	1,701
Total	6,957	535	16	—	7,508

(1)	Represents the minimum lease payments due under our operating leases for offices, laboratory space, company cars, and office and labs material.

Further, as described elsewhere in this document, we have committed to pay royalties on any revenue derived from the sale of aviptadil and OLPRUVA™, to NeuroRx and Acer Therapeutics, respectively, as well as royalties on net commercialization profit to Meta if we commercialize or license RLF-OD32. We currently do not generate any revenue from these three compounds and therefore have no current payment obligations.

We have not included any contingent payment obligation, such as milestone payments and royalties, in the table above as there is no current obligation to issue payments and the timing and likelihood of such payments are not known.

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

As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4.B. Business Overview” and “Item 5A. Operating Results”.

D.	TREND INFORMATION

See “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources”.

E.	CRITICAL ACCOUNTING ESTIMATES

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names, dates of birth and positions of our directors and senior management as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is c/o RELIEF THERAPEUTICS Holding SA, Av. de Sécheron 15, 1202 Geneva, Switzerland. In principle, our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our next annual general meeting of shareholders expected in June 2024.

Directors

Name	Date of Birth	Position
Raghuram Selvaraju	11/25/1978	Chairman
Michelle Lock	11/21/1968	Director
Peter de Svastich	09/03/1943	Director
Gregory Van Beek	05/19/1969	Director
Tommy Elzinga	03/19/1997	Director

Senior Management (Executive Committee)

Name	Date of Birth	Position
Michelle Lock	11/21/1968	Interim Chief Executive Officer
Paolo Galfetti	05/03/1965	Chief Operating Officer
Jeremy Meinen	02/21/1989	Chief Financial Officer and Treasurer

Current Directors

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

Michelle Lock is a member of our Board of Directors since January 2022 and became Relief’s Interim Chief Executive Officer in November 2023. She has nearly 30 years of biopharmaceutical strategic, operational and commercialization experience. Previously, Ms. Lock served as Chief Operating Officer of Covis Pharma Group, a Switzerland-based global specialty pharmaceutical company that markets therapeutic solutions for patients with life-threatening conditions and chronic illnesses. Ms. Lock’s broad biopharmaceutical industry experience spans nearly 30 years and includes leadership roles in commercialization across various therapeutic areas including oncology, hematology, cardiovascular and metabolic disease, liver disease, immunology, virology and neuroscience. Previously, Ms. Lock served as the Senior Vice President and Head of International organization at Acceleron Pharma Inc, a biopharmaceutical company dedicated to the discovery, development, and commercialization of therapeutics to treat serious and rare diseases. Before that, she was a consultant to biotechnology companies, providing leadership, guidance, and strategic support to managements seeking to establish or improve their international businesses based in Switzerland. Earlier, Ms. Lock was Senior Vice President & Head of International at Sage Therapeutics, a clinical-stage biopharmaceutical company committed to discovering, developing, and commercializing novel medicines to transform the lives of patients with life- altering central nervous system (CNS) disorders. During her career, Ms. Lock also spent 24 years with Bristol-Myers Squibb (BMS) in positions of increasing responsibility in sales, commercial, general management, regional leadership and business strategy. In her most recent role at BMS, she served as Vice President and General Manager for EU Country Clusters & Global Capabilities Hub leadership, Switzerland, driving the company’s leadership efforts in immuno-oncology. She has served as Honorary Ambassador between Switzerland and the U.S. since 2018, as well is a past member of the board of directors of the Swiss American Chamber of Commerce and the Interpharma Switzerland Pharmaceutical Industry. She earned a degree in Science/Nursing at Royal Melbourne University, Australia and studied General Management and Internal General Management at CEDEP, France.

Peter de Svastich is a Managing Director at GEM. He has served on the Company’s Board from May 2016 to December 2020. Mr. de Svastich has deep expertise in the areas of commercial banking, investment banking and alternative investments. For four decades he built banking and financial businesses in the U.S., Brazil, Chile, Spain, and France. He also founded WestHem International Group, a privately held investment management and financial services company. He has formed joint ventures in banking and alternative investments with N.M. Rothschild & Sons (Spain), Banco Internacional y de Comercio Exterior (Chile), Banque Française de Commerce Extérieur (France), and Banque Nationale de Paris (Brazil). Mr. de Svastich obtained a Bachelor of Arts Degree in Art and Archeology from Princeton University, an LLB/JD from The Yale Law School, and was the recipient of a Latin American Teaching Fellowship - Fellow in International Law - from The Fletcher School of Law and Diplomacy at Tufts University.

Gregory Van Beek is a Managing Director at GEM, focusing on special situation investments in both public capital markets and private opportunities. He has 25 years of experience in private equity, portfolio management, investment research and strategy. Previously, Mr. Van Beek was Senior Vice President at Franklin Templeton Investments. Prior to that, he was Director, Strategy at Temasek International Ltd., the Singaporean sovereign investor. He was also Director and Investment Officer for the firm with transactional responsibilities in various sectors and markets, both emerging and developed. Mr. Van Beek holds degrees in Russian and Business from Southern Methodist University, and an MBA from the American Graduate School of International Management.

Tommy Elzinga is an Investment Associate at GEM. He is responsible for evaluating both public and private investment opportunities, as well as managing portfolio businesses. Prior to GEM, Mr. Elzinga was a Senior Associate for the Boston Consulting Group (BCG). He began his career as a consultant for Ernst & Young. Mr. Elzinga holds a Bachelor of Science in Business Administration from the Olin Business School at Washington University in Saint Louis.

Directors until April 26, 2024

Thomas Plitz served as Vice Chairman of our Board of Directors and was chairperson of the Nomination and Compensation Committee of the Board. He is the CEO of Precirix, a biotechnology company developing precision radiopharmaceuticals in oncology. He recently served as Chief Executive Officer of Chord Therapeutics SA, a privately held biopharmaceutical firm based in Geneva, Switzerland, which was acquired by Merck KGaA in January 2022. Prior to Chord Therapeutics, Dr. Plitz worked as Chief Scientific Officer of the rare disease company, Wilson Therapeutics, which was acquired for USD 855 million by Alexion Pharmaceuticals in April 2018. Dr. Plitz’s previous assignments include senior roles at Serono, Merck, and Shire Pharmaceuticals, where he worked across multiple therapeutic areas including neuroinflammatory, metabolic, and rare diseases, completing more than two decades of experience in pharmaceutical R&D. Mr. Plitz holds a Ph.D. from Technical University of Munich, Germany.

Patrice Jean was a member of our Board of Directors and was chairperson of the Audit and Finance Committee and of the Corporate Governance Committee. She is the Chair of the Life Sciences Practice at Hughes Hubbard & Reed, an international law firm based in New York City. She has over a decade of experience counselling and leading startup pharmaceutical, chemical and biotechnology companies in all areas of intellectual property law including asserting and defending patent rights underlying core technologies and innovations. Dr. Jean serves as Vice-President of the New York Intellectual Property Law Education Foundation and is a board member of the New York Intellectual Property Law Association. She currently does not hold, and has not held in the past, any management positions or significant business connections with the Company. Ms. Jean holds a Ph.D. in molecular biology from Princeton University, a J.D. from Columbia University School of Law, and a B.A. in biochemistry from Xavier University.

Executive Officers

Michelle Lock. See biographical information above.

Paolo Galfetti is the Chief Operating Officer of Relief. He has more than thirty years of management experience in the pharmaceutical sector including in the areas of business development and licensing, operational strategic management, clinical research and pharmaceutical discovery and development. Mr. Galfetti joined APR in 1995 as head of licensing and business development and was appointed Chief Executive Officer in 2002. Prior to joining APR, he was a founding partner, Chief Executive Officer and board member of the Institute for Pharmacokinetic and Analytical Studies AG (IPAS), a Swiss contract research organization focusing on Phase I and II clinical trials, as well as Chief Executive Officer and board member of Farma Resa s.r.l., an Italian contract research organization dedicated to Phase III and IV clinical trial on a contract basis. Mr. Galfetti is a Chartered Financial Analyst (CFA) and has a bachelor’s degree in economics from the Commercial University Bocconi, Milan, Italy.

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

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	COMPENSATION

Compensation in General

In line with the requirements of the Swiss Code of Obligations, the Company’s Articles of Association and the Organizational Regulations include provisions on the following governance and compensation-related matters:

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

Role of the Compensation Committee

The Nomination and Compensation Committee (“NCC”) assists the Board of Directors in all nomination and compensation matters. As detailed in the Organizational Regulations of the Company, the NCC is responsible for ensuring the best possible leadership and management talent for the company and an appropriate compensation policy. In particular, the NCC is responsible for the following activities:

•	identification of suitable candidates for positions on the Board of Directors and on the Executive Committee;

•	recommendation and proposal of compensation principles and programs, including share-based compensation plans; and

•	recommendation and proposal of the compensation for the members of the Board of Directors and Executive Committee.

The decision-making authorities in compensation matters are summarized in the table below:

Level of Authority CEO*	CEO*	Nomination and Compensation Committee	Board of Directors	Annual General Meeting
Compensation policy including share-based plans		proposes	approves
Aggregate compensation of the Board		proposes	reviews	approves
Individual remuneration of the Board members		proposes	approves
Aggregate compensation of the Executive Committee		proposes	reviews	approves
Individual compensation of the CEO		proposes	approves
Individual compensation of Executive Committee members	proposes	reviews	approves
Compensation report		proposes	approves

The NCC consists of a minimum of one member of the Board. The members of the NCC are elected individually and annually by the Annual General Meeting (AGM) for the period until the following AGM. At the AGM 2023, Thomas Plitz (NCC Chairman) and Raghuram Selvaraju were elected members of the NCC.

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

Role of Shareholders and Say-On-Pay Vote

We hold an annual general meeting of shareholders (AGM) each year. A binding vote on the compensation amount of the Board and Executive Committee is conducted. The AGM votes on the maximum compensation amount of the Board for the period of office until the following AGM and on the maximum compensation amount of the Executive Committee for the next financial year. The prospective voting structure provides the Company and its management with the necessary level of planning certainty to operate efficiently.

The AGM 2023 did not approve the proposed compensation envelope for the period from the AGM 2023 to the AGM 2024. This led the Board to suspend all compensation payments from June 2023. Subsequently, the Extraordinary General Meeting held on April 26, 2024 (the “EGM”) approved a compensation envelope of CHF 500,000. This approval allowed the Board to resume payments, including compensation for the period from June 2023 to April 2024.

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

Executive Compensation

In accordance with the laws of Switzerland, we do not report executive compensation on an individualized basis. The disclosure below includes all forms of compensation given by us in exchange for services rendered in 2023 and 2022 by members of the Executive Committee.

Compensation of the Executive Committee for the 2023 Calendar Year, in CHF

	Fixed Compensation	Cash Bonus	Pension Benefits	Other Benefits	Options (2)	Total (3)
Total Executive Committee (1)	1,461,412	85,500	90,315	486,892	246,059	2,370,178

(1)

The highest paid member of the Executive Committee in 2023 was the Company’s former Chief Executive Officer, Jack Weinstein, who received CHF 409,005 of fixed compensation and CHF 476,466 in other benefits. Other benefits include an additional 12-month remuneration of CHF 465,119, in accordance with pre-existing contractual terms, pursuant to Mr. Weinstein’s post-employment non-compete and non-solicitation obligation.

(2)

Reflects the value of share-based payments in accordance with IFRS 2 at grant date independently of the vesting schedule. Such stock option values are theoretical values at grant date and do not reflect taxable income nor realized income. These options were not yet granted as of December 31, 2023, but committed by the Company, contingent upon the Company meeting specific technical requirements. For accounting purposes, in accordance with IFRS 2, these were treated as granted options

(3)	Does not include the Company’s mandatory contribution to social security of CHF 115,991.

During the 2023 fiscal year, remuneration to the executive committee amounted to CHF 2,370,178. This was within the limit of CHF 5,000,000 approved by the AGM 2022.

Compensation of the Executive Committee for the 2022 Calendar Year, in CHF

	Fixed Compensation	Cash Bonus	Pension Benefits	Other Benefits	Options	Total (2)
Total Executive Committee (1)	1,635,477	160,130	89,087	35,068	—	1,919,762

(1)

The highest paid member of the Executive Committee in 2022 was our former Chief Financial Officer and later Chief Executive Officer, Jack Weinstein, who received CHF 481,521 of fixed compensation, CHF 50,130 of variable cash compensation, and CHF 10,929 in other benefits.

(2)	Does not include the Company’s mandatory contribution to social security (AHV) of CHF 128,696.

Employment Arrangements

We have entered into employment letters with each of our executive officers. These agreements provide for a base salary and annual incentive cash and option bonus opportunities. Agreements with our executive officers may be terminated upon three to twelve months’ advance notice.

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

Compensation Model for Executive Officers

	Vehicle	Purpose	Drivers	Performance
Fixed Base Salary	Monthly Cash	Attract & Retain	Market practice	—
Performance bonus	Cash bonus	Pay for performance	Business and individual performance	Company’s goals, individual performance
Employee Participation Program	Share options	Align to shareholders’ interests	Level of responsibility	Share price
Benefits	Pension/insurance plans	Protect against risk	Market practice	—

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

Contractual Provisions. The employment contracts of members of the Executive Committee may be concluded for a definite or indefinite period. The duration of definite employment contracts shall not exceed one year. Renewal is possible. The termination notice period of indefinite employment contracts may not exceed 12 months. The Company may enter into non-compete agreements with members of the Executive Committee for the time after termination of the employment agreement. Any non-compete provision for the period after termination of employment shall not exceed one year with the maximum compensation for such period not exceeding the average annual compensation of the last three years. Their employment contracts do not contain any provision for severance payments.

Non-Employee Director Compensation

The disclosure of compensation below includes all forms of compensation given by us in exchange for services rendered by members of our Board in 2023 and 2022, in CHF.

Board of Directors	Cash Fee 2023	Cash Fee 2022	Options 2023	Options 2022	Total 2023 (1)	Total 2022 (1)
Raghuram Selvaraju Chairman since May 25, 2016	248,260	500,000	—	—	248,260	500,000
Thomas Plitz Member till April 26, 2024	133,213	150,000	—	—	133,213	150,000
Patrice Jean Member till April 26, 2024	133,213	150,000	—	—	133,213	150,000
Paolo Galfetti (3) Member till June 30, 2023	70,833	150,000	—	—	70,833	150,000
Michelle Lock (2) Member since January 28, 2022	100,000	92,473	—	—	100,000	92,473
Total	685,519	1,042,473	—	—	685,519	1,042,473

(1)	Does not include the Company’s mandatory contribution to social security of CHF 27,779 (2022: 35,515).
(2)

For her executive role, Ms. Lock received in 2023 an additional remuneration of CHF 71,750 in cash, CHF 246,059 in options subject to a vesting schedule, and CHF 7,534 in the form of pension contribution. Her executive compensation is reported as part of the compensation of the Executive Committee in the section above.

(3)

For his executive role during his 2023 tenure on the Board, Mr. Galfetti received an additional remuneration of CHF 171,300 in cash and CHF 27,697 in the form of pension contribution. His executive compensation is reported as part of the compensation of the Executive Committee in the section above.

For the period from AGM 2023 to AGM 2024, members of the Board are expected to earn a total compensation of CHF 500,000. This is within the limit of CHF 500,000 approved by the EGM held on April 26, 2024.

Option Grants to Members of the Board of Directors and Executive Committee

During 2023 and 2022, no options to purchase shares of the Company’s ordinary stock were granted to members of the Board of Directors and Executive Committee. However, the Company had committed to granting 320,000 options to Ms. Lock, interim executive chief officer, contingent upon the Company meeting certain technical requirements, including the availability of conditional capital and a reduction in the nominal value of the Company’s share capital. Such conditions were met on April 26, 2024. The options are subject to a vesting schedule, have an exercise price of CHF 2.00, and will expire between May 2029 and May 2030.

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

Until April 26, 2024, the AFC was composed of Patrice Jean (Chair) and Thomas Plitz. From April 27, 2024, the AFC is composed of Gregory Van Beek (Chair) and Thomas Elzinga.

Nomination and Compensation Committee

The Nominating and Compensation Committee (NCC) advises the Board in the performance of its supervisory duties related to nomination and compensation matters. It is responsible for ensuring the best possible leadership and management of the Company and for determining compensation policies, including share-based incentive programs, for the Company’s top management and Board.

Until April 26, 2024, the NCC was composed of Thomas Plitz (Chair) and Raghuram Selvaraju. From April 27, 2024, the NCC is composed of Peter de Svastich (Chair) and Raghuram Selvaraju.

Corporate Governance Committee

The Corporate Governance Committee (CGC) advises the Board on all matters of corporate governance. It is responsible for carrying out in-depth analysis of specific corporate governance-related matters and monitors compliance with corporate governance principles and policies.

Until April 26, 2024, the CGC was composed of Patrice Jean (Chair) and Michelle Lock. From April 27, 2024, the CGC is composed of Raghuram Selvaraju (Chair) and Michelle Lock.

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

Subject to Swiss law, our articles of association provide for indemnification of the exiting and former members of our Board, executive management, and the heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to members of our Board and executive management. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under their employment agreement with the company.

We have entered into indemnification agreements with each of the members of our Board and with our executive officers.

D.	EMPLOYEES

As of December 31, 2023, we had a total of 49 employees. None of our employees are represented by any collective bargaining agreements. We believe that we maintain good relations with our employees.

E.	SHARE OWNERSHIP

For information about share ownership by our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our executive officers;

•	each of our directors; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 3 percent of our outstanding ordinary shares.

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

Name	Shares	Option *		Percentage **
3 Percent Stockholders
GEM Global Yield LLC SCS (a)	2,889,747	3,350,000	(c)	49.76%
Armistice Capital Master Fund Ltd. (b)	688,000	1,500,000		17.45%
Executive Officers and Directors
Michelle Lock	0	320,000	(d)	1.28%
Paolo Galfetti	78,093	31,250		*	**
Jeremy Meinen	351	2,750		*	**
Raghuram Selvaraju	0	22,408		*	**
Peter de Svastich (e)	7,001	0		*	**
Gregory Van Beek (e)	0	0		*	**
Thomas Elzinga (e)	0	0		*	**

(a)

As set forth in a filing with the SIX Swiss Exchange on April 7, 2023. Pursuant to such filing, Christopher Brown, a resident of the State of New York, is the person who can exercise the voting rights at his own discretion.

(b)	As set forth in a filing with the SIX Swiss Exchange on April 12, 2024.
(c)	Of which 3,350,000 are expected to be issued by the Company within 60 days of April 30, 2024, and immediately exercisable at a price per share of CHF 1.70.
(d)	Of which 160,000 are expected to be issued by the Company within 60 days of April 30, 2024, and immediately exercisable at a price per share of CHF 2.00.
(e)	Although they are affiliated with GEM, each of these directors expressly disclaim beneficial ownership over the shares of the Company’s stock owned by GEM.
*	Unless stated otherwise, all options are either already exercisable or will become exercisable within 60 days of April 30, 2024.

**

Percentage ownership calculations are based on 12,540,439 shares issued and outstanding, excluding 1,500,398 treasury shares, plus, in accordance with SEC rules on disclosure of beneficial ownership, shares that each securityholder has the ability to acquire within 60 days of April 30, 2024, due to outstanding equity interests becoming vested or exercisable.

***	Less than one percent.

We are not aware of any arrangement, the operation of which may result in a change of control of the Company. Except for significant shareholders reported in the table above, the Company is not owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

B.	RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into with the beneficial owners of 10 percent or more of our ordinary shares, which are our only voting securities, senior management and members of our Board of Directors, from January 1, 2023, to the date of this annual report.

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

Indemnification of directors and executive management

We entered into indemnification agreements with our executive officers and directors.

Share Subscription Facility with GEM

On January 20, 2021, we signed a binding agreement with our largest shareholder, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (GEM) for the implementation of a new share subscription facility (SSF) in the amount of up to CHF 50 million for a duration of up to three years. On February 27, 2024, the SSF agreement was extended until January 20, 2027.

Under the terms of the SSF, we have the right to periodically, during the timeframe of the agreement, issue and sell shares to GEM. Under the facility, GEM undertakes to subscribe to or acquire our ordinary registered shares upon our exercise of a drawdown notice. In accordance with the customary terms of the SSF agreement, we control the timing and maximum amount of any drawdown and retain the right, not the obligation, to draw down on the full commitment amount. Future subscription prices under the SSF will correspond to 90 percent of the average of the closing bid prices on the SIX Swiss Exchange during the reference period, which corresponds to fifteen trading days following Relief’s drawdown notice.

As of the date of this annual report, no amounts have been drawn on this facility.

Under the terms of the agreement dated January 20, 2021, we were required to pay GEM a commitment fee of CHF 1.25 million, which remained outstanding as an interest-bearing loan. Pursuant to the extension agreement dated February 27, 2024, GEM agreed to forgive the commitment fee and accrued interests to date. In consideration for GEM’s capital commitment and this debt waiver, Relief committed to issuing GEM warrants to purchase up to 3.35 million ordinary shares at a purchase price of CHF 1.70 per share, exercisable from the issuance date, and expiring on January 20, 2027. The issuance of these warrants was contingent upon shareholder approval for a reduction in the nominal value of the Company’s ordinary shares. At the extraordinary general meeting held on April 26, 2024, such reduction was approved and the warrants will be formally issued upon the registration of the reduction in nominal value with the commercial register of Geneva, Switzerland.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable..

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our audited financial statements for the fiscal years ended December 31, 2023 and 2022 are included in Item 17 of this annual report.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business. There are currently no claims or actions pending against us that, in the opinion of our management, are likely to have a material adverse effect on our results of operations, financial condition or cash flows.

A description of and update on our previously reported and terminated litigation with NeuroRx can be found in “Item 4. Information on the Company - 4.B. Business Overview.” – Material Contracts”

Dividend Distribution Policy

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

B.	SIGNIFICANT CHANGES

A discussion of significant changes in our business can be found under “Item 4. Information on the Company - 4.B. Business Overview.”

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares trade on the SIX Swiss Exchange (SIX) under the symbol “RLF” and over the counter in the U.S. under the symbol “RLFTF”.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The Company initiated its ADR program in 2021 with the aim of listing its ADRs on a U.S. national exchange. However, no listing has been achieved to date and considering prevailing market conditions, recent changes in the Company’s leadership team and Board of Directors, and its new strategic direction, the Company is not currently taking actions to seek a listing on a U.S. exchange. The Company intends to reassess this opportunity at an appropriate future time. However, the Company may not be able to list its ADRs on a U.S. securities exchange in the future.

The Company’s ADRs are currently quoted in the U.S. over-the-counter (OTC) market under the symbol “RLFTY.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Issued Share Capital

Our issued share capital as of December 31, 2023, was 14,040,837 ordinary shares with a par value of CHF 4.00 per share, including 1,500,398 shares held in treasury. 1,500,000 of our treasury shares are reserved for the issuance of shares upon exercise of warrants.

We have only one class of shares. Each issued ordinary share is fully paid. We currently have no deferred shares in our issued share capital.

On April 26, 2024, the extraordinary general meeting of shareholders approved a reduction of the nominal value of each Company’s ordinary share from CHF 4.00 to CHF 0.10. The number of outstanding shares was not affected.

2023 Reverse Stock Split

On April 28, 2023, the extraordinary general meeting of shareholders approved the consolidation (reverse split) of the Company’s ordinary shares at a 400 to 1 ratio. On May 5, 2023, the reverse split was implemented in accordance with the resolution of the extraordinary general meeting.

As a result of the reverse stock split, all references in this report to units of shares or per share amounts are reflective of the reverse split for all periods presented. In addition, the exercise prices and the numbers of shares issuable upon the exercise of any outstanding options, warrants, and other securities entitling their holders to purchase or receive Relief shares were proportionally adjusted.

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

Increase of Share Capital

Under Swiss law, we may increase our share capital (capital-actions) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within six months of the respective general meeting in order to become effective. Under our articles of association and Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive subscription rights or advance subscription rights are limited or withdrawn or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Furthermore, under the Swiss Code of Obligations of 1911, as amended (CO), our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may empower our board of directors to issue shares of a specific aggregate par value up to a maximum of 50 percent of the share capital in the form of:

•

our conditional share capital, for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with bonds and similar debt instruments of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); or

•

our capital band, for the purpose of issuing shares in connection with, among other things, strategic acquisitions and financing transactions. Authorized shares through our capital band shall be utilized by the board of directors within a period determined by the shareholders but not exceeding five years from the date of the shareholder approval.

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

Our Capital Band

As of December 31, 2023, our board of directors was authorized under our articles of association to increase at any time our ordinary share capital, until May 30, 2024, by issuing up to 2,500,000 ordinary shares to be fully paid up. At the extraordinary general meeting held on April 26, 2024, the authorized capital increase under our capital band was increased to 7,000,000 shares, to be issued until April 25, 2029.

Increases in partial amounts are permitted. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

With respect to our capital band, the board of directors is authorized by our articles of association to withdraw restrict or to exclude limit the pre-emptive subscription rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are issued under the following circumstances:

•

for the acquisition of companies, parts of companies or participations, for the acquisition of products, intellectual property or licenses, or for investment projects or for the financing or refinancing of such transactions through a placement of shares;

•	for the purpose of broadening the shareholder constituency or in connection with a listing of shares on domestic or foreign stock exchanges;

•	for the participation of employees, members of the board of directors and consultants of the Company or its subsidiaries in accordance with one or more regulations adopted by the board of directors;

•	in connection with an offering of securities in order to cover the green shoe option (surplus allocation option) granted to one or more banks;

•

for investment projects and/or financial instruments which are used in national or international capital markets, or for raising capital in a fast and flexible manner, which would hardly be achieved without the exclusion of the statutory subscription rights of the existing shareholders; or

•	for other valid grounds pursuant to article 652b, para. 2 of the CO.

This authorization is exclusively linked to the particular available capital band set out in the respective article. If the period to increase our share capital out of the capital band lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive subscription rights lapses simultaneously.

Our Conditional Share Capital

As of December 31, 2023, we had available conditional capital of 4,171,924 shares:

•

3,907,500 ordinary shares to be fully paid up through the exercise of conversion or option rights granted to entitled parties in connection with bonds and similar financial instruments or loans of the Company or its subsidiaries that allow for conversion into shares of the Company, or option rights granted to existing and/or new shareholders in connection with capital increases.

•	264,424 ordinary shares to be fully paid up through the exercise of options granted to employees, members of the board of directors and consultants of the Company or its subsidiaries.

At the extraordinary general meeting held on April 26, 2024, the conditional capital was increased to 7,000,000 shares.

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

Uncertificated Securities

Our shares are in the form of uncertificated securities (droits-valeurs, within the meaning of article 973c of the CO) and are established as book entry securities within the meaning of the Swiss Federal Act on Intermediated Securities of 2008, as amended (FISA). In accordance with article 973c of the CO, we will maintain a non-public book of uncertificated securities (registre des droits-valeurs). We may at any time convert uncertificated securities into share certificates (including global certificates), one kind of certificate into another, or share certificates (including global certificates) into uncertificated securities. Following entry in the share register, a shareholder may at any time request from us a written confirmation in respect of his or her shares. Shareholders are not entitled, however, to request the conversion and/or printing and delivery of share certificates.

General Meeting of Shareholders

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

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by a company’s auditor, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least five percent of our share capital or voting rights request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures in case of a “capital loss”, if, based on our stand-alone annual statutory balance sheet, half of our share capital and statutory reserves are not covered by our assets (perte de capital).

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

Under Swiss law and our articles of association, a resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the par value of the shares represented is required for:

•	a change in our corporate purpose;

•	the consolidation of shares, insofar as it does not require the consent of all shareholders concerned;

•	capital increase from equity for investment in kind or for the purpose of acquisition of assets and the granting of special privileges;

•	the restriction or abolition of subscription rights;

•	the introduction of a conditional capital or a capital band;

•	the conversion of participation certificates into shares;

•	restrictions, the exclusion or facilitation on the transferability of registered shares;

•	the introduction and abolition of voting shares;

•	the change of the currency of the share capital;

•	the introduction of the casting vote of the chairperson of the general meeting of shareholders;

•	the introduction of a provision in the articles of association allowing general meetings of shareholders to be held abroad;

•	the delisting of our equity securities;

•	the transfer of our registered seat;

•	the introduction of an arbitration clause in the articles of association;

•	the dissolution of the company.

The same voting requirements apply to resolutions regarding transactions among corporations based on the Swiss Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (Swiss Merger Act).

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

Notice

General meetings of shareholders must be convened by the board of directors or by the organs and people designated by law at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce (SOGC). Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the items on the agenda, the motions to the shareholders and, in case of elections, the names of the nominated candidates. A resolution on a matter which is not on the agenda may not be passed at a general meeting of shareholders, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special investigation, on which the general meeting of shareholders may vote at any time. No previous notification is required for motions concerning items included in the agenda or for debates that do not result in a vote.

Agenda Requests

Pursuant to Swiss law and our articles of association, shareholders representing at least 0.5 percent of our share capital or voting rights may request that an item be included in the agenda for a general meeting of shareholders. The shareholder’s request must be received by us generally at least 45 calendar days in advance of the meeting. The request must be made in writing and shall specify the agenda item and the shareholders’ proposals.

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

Under Swiss law, we may pay dividends only if we have sufficient distributable profits from the previous business year or brought forward from the previous business years, or if we have distributable reserves, each as evidenced by the Company’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and by the articles of association have been deducted.

Distributable reserves are generally booked either as “free reserves” (réserves libres) or as “reserve from capital contributions” (apports de capital). Under the CO, if our general reserves amount to less than 20 percent of our share capital recorded in the commercial register (i.e., 20 percent of the aggregate par value of our issued capital), then at least five percent of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50 percent of our share capital recorded in the commercial egister, 10 percent of the amounts distributed beyond payment of a dividend of five percent must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e., the aggregate par value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in our share capital recorded in the commercial register. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the SOGC three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of our share capital may be implemented only after expiration of this time limit.

Transfer of Shares

For as long as the shares are in uncertificated form and registered as book-entry securities, any transfer of the shares has to be made in accordance with the FISA. The transfer of book-entry securities by way of assignment is excluded. The Company maintains, through Computershare, a share register, in which the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders and usufructuaries are recorded.

Voting rights may be exercised only after a shareholder has been entered in the share register with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights.

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

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court at our registered seat in Geneva, Switzerland to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least five percent of our share capital or voting rights may request that the court appoints a special examiner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive committee infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

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

Board of Directors

Pursuant to Swiss law and according to our articles of association, the board of directors shall consist of at least one member. Swiss law requires that any listed company exceeding two of the three thresholds specified in art. 727 para. 1 no. 2 of the CO in two successive financial years shall have each gender represented by at least 30 percent on the board of directors and 20 percent on the executive management team. If a company fails to comply, it must be disclosed in the remuneration report, including an explanation and a designation of measures to be taken to reconcile the failed compliance. For our board of directors, this rule will apply, subject to meeting the thresholds required under the CO, from the business year 2026, whereas for the executive management from the business year 2031. The triggering thresholds are (i) a balance sheet total of 20 million CHF, (ii) sales revenue of 40 million CHF and (iii) an average of 250 full-time employees per year. We currently do not exceed two of these three thresholds.

The members of our board of directors are elected by the general meeting of shareholders for a term of up to one year. A year within the meaning of this provision is the period between two ordinary general meetings of shareholders. If a member of the board of directors retires or is replaced, his successor shall continue in office until the end of his predecessor’s term. Each member of our board of directors must be elected individually.

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

Conflict of Interest

Swiss law does not have a conclusive provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive officers to (i) disclose conflicts of interest to the board of directors and (ii) to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person related to any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Principles of the Compensation of the Board of Directors

Pursuant to Swiss law, our shareholders must annually approve the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management of the Company. The board of directors must issue, on an annual basis, a written compensation report that must be reviewed by our auditor. The compensation report must disclose all compensation, loans and other forms of benefits granted by the Company, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role within the Company or not on customary market terms.

The disclosure concerning compensation, loans and other forms of benefits must include the aggregate amount for the board of directors and the executive management as well as the particular amount for each member of the board of directors.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

•	severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•

compensation related to a ban on competition that exceeds the average remuneration for the last three financial years, or compensation related to a ban on competition that is not justified on business grounds;

•	remuneration paid on conditions other than the customary market conditions connected with a previous activity as a corporate body of the company;

•	joining bonuses that do not compensate for a verifiable financial disadvantage;

•	advance compensation;

•	incentive fees for the acquisition or transfer of corporations or parts thereof by the Company or by companies being, directly or indirectly, controlled by us;

•	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if the compensation (i) would have been prohibited if it was paid directly by the Company, (ii) is not provided for in the articles of association or (iii) has not been approved by the general meeting of shareholders.

The general meeting of shareholders votes separately on the compensation received directly or indirectly by the board of directors, the executive management and the advisory board. The general meeting of shareholders must vote annually on the compensation of its board of directors, executive management and the advisory board separately, and accordingly, at such a meeting, the vote of the general meeting of shareholders shall have a binding effect.

In the event that the general meeting of shareholders votes prospectively on the compensation of the executive management, the articles of association provide for an additional amount for the compensation of the members of the executive management appointed after the vote. The additional amount may only be used if the total amount of the compensation of the executive management decided by the general meeting of shareholders is not sufficient for the compensation of the new members until the next vote of the general meeting of the shareholders. The general meeting of shareholders shall not vote on the additional amount of compensation.

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

Notification and Disclosure of Substantial Share Interests, Opting Out of Mandatory Tender Offer

The Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, as amended (FinMIA), requires persons who directly, indirectly or in concert with other parties acquire or dispose of listed shares of a Swiss company or purchase or sale rights or obligations relating to the listed shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3, 5, 10, 15, 20, 25, 331/3, 50 or 662/3 percent of the company’s voting rights (whether exercisable or not) to notify the company and SIX Exchange Regulation AG (SER) of such acquisition or disposal in writing within four trading days. Within two trading days after the receipt of such notification, the company must publish such information through SER’s electronic reporting and publishing platform.

Our articles of association contain an opting-out provision. Hence, a purchaser of shares in the Company is not obliged to make a public tender offer in accordance with the provisions of the FinMIA.

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

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the respective general meeting of shareholders as well as the absolute majority of the share capital represented at such shareholders’ meeting. The articles of association may increase the voting threshold. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90.0% of the shares without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholder Lawsuits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the corporation. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Shareholder Vote on Board and Management Compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Compensation Ordinance, applicable to Swiss companies traded on exchanges, such as Nasdaq, the general meeting of shareholders has the non-transferable right, amongst others, to vote separately (in a binding vote) on the aggregate compensation due to the board of directors, executive management and advisory boards.

Annual vote on Board Renewal

Unless otherwise specified in the certificate of incorporation or bylaws, the annual meeting of shareholders elects annually (i.e., until the next annual meeting), by a plurality of votes, the shareholders on a date and at a time designated by or in the manner provided members of the board of directors (including the chairman) and the in the bylaws. Re-election is possible.	The general meeting of shareholders elects annually (i.e., until the following general meeting of shareholders), by a plurality of votes, the members of the board of directors (including the chairman) and the members of the compensation committee individually for a term of office of one year. Re-election is permissible.

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

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interest of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer. The board of directors shall take the measures required to safeguard the company’s interests.

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxable profit. As of December 31, 2023, we had consolidated tax loss carry-forwards totaling CHF 218.3 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled in the Canton of Geneva is currently 13.99 percent and is 19.16 percent in the Canton of Ticino.

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

Swiss federal stamp taxes

The Company will be subject to and pay to the Swiss Federal Tax Administration a one percent Swiss federal issuance stamp duty (droit de timbre d’émission) on the consideration received for the issuance of the shares less certain costs incurred in connection with the issuance, where the share capital increase exceeds the nominal value of the shares. The issuance and delivery of the shares to the initial shareholders at the offering price is not subject to Swiss federal securities transfer stamp duty (droit de timbre de négociation).

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

Taxation of distributions

As discussed above, we do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. holders as dividends. For so long as our ordinary shares are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. holder.

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

Net investment income tax

Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8 percent tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of the ordinary shares. If you are a U.S. holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this net investment income tax to your income and gains in respect of your investment in the common shares.

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

Not applicable.

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

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, ordinary shares that are on deposit with the depositary bank and/or custodian. As of the date of this annual report, each ADS represents the ownership of one of our ordinary shares. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

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

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADS registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company DTC, the central book-entry clearing and settlement system for equity securities in the U.S.. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

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

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Under the supervision of our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Our disclosure controls and procedures intend to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to material weaknesses in the design of our internal control over financial reporting as described below.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The evaluation of the effectiveness of our internal control over financial reporting was based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Due to the material weaknesses our management concluded that our internal control over financial reporting was ineffective as of December 31, 2023. Although several oversight and control activities are performed, and no error or misstatement in our historical financial disclosures were identified, not all activities are formalized and documented properly throughout the year. Control weaknesses identified primarily related to (i) the lack of consistent and documented risk assessment procedures and control activities related to our financial reporting, among which are a sufficient level of management review and approval, manual processes, roles and responsibilities, and adequate application and controls over information technology and (ii) our ability to: (a) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and (b) design and maintain controls over the preparation and review of journal entries and financial statements, including maintaining appropriate segregation of duties.

Notwithstanding management’s assessment that internal control over financial reporting was ineffective as of December 31, 2023, we believe that the consolidated financial statements contained in this annual report as of December 31, 2023 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

In preparation for compliance with Section 404(a) of the Sarbanes-Oxley Act and a potential listing of our securities on a U.S. regulated exchange, we intend to take steps to enhance our internal control over financial reporting and remediate these material weaknesses. Such plan includes the redesign of critical processes and controls associated with internal control over financial reporting with additional processes and documentation to ensure operating effectiveness, including proper segregation of duties, management review and approvals across all key business processes. We cannot guarantee at this time when such remediation steps will be completed, and management may determine the need to enhance other existing controls and procedures or implement additional controls.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for emerging growth companies.

D.	Changes in Internal Control over Financial Reporting

Other than the assessment reported above, there were no changes in the Company’s internal controls over financial reporting during 2023 that materially affected, or were reasonably likely to materially affect, the internal controls over financial reporting.

ITEM 16	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors recognized Michelle Lock as an Audit Committee Financial Expert under Regulation S-K of the Exchange Act. However, Ms. Lock’s interim chief executive role since November 2023 necessitated her audit committee departure to ensure its independence. No remaining audit committee members were Financial Experts, nor were there independent directors to fill this gap. We intend to reconstitute the committee such that it meets required applicable rules relating to the composition of the Audit Committee, including and subject to the availability of a Financial Expert as defined under Regulation S-K within our Board of Directors.

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

MAZARS SA, Geneva, Switzerland, has served as our statutory auditor since 2017. The aggregate fees for services rendered by MAZARS SA for professional services in 2023 and 2022 were as follows:

	For the years ended December 31,
(CHF in thousands)	2023	2022
Audit Fees	175	179
Audit-Related Fees	—	—
Tax Fees	—	5
Other Fees	—	—
Total	175	184

Audit Fees

Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Consolidated Financial Statements and to issue an opinion on the local statutory financial statements of the Company and its subsidiaries. Audit fees also include services that can be provided only by the auditor such as reviews of interim financial reporting and reviews of the registration statements filed with the SEC.

Audit related fees

These services consist primarily of agreed-upon procedure reports, accounting consultations and other services related to financial reporting that are not required by statute or regulation.

Tax fees

Fees for tax services represent income tax and indirect tax compliance services as well as tax advisory services.

All other fees

Fees for other services not included in the above three categories.

To ensure the independence and objectivity of our external auditors, the provision of all non-audit services by the external auditors are pre-approved by our finance and audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2023, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

We emphasize the protection of systems, data, and applications’ confidentiality, integrity, and availability, along with safeguarding trade secrets and data privacy, as critical for business continuity, regulatory compliance, and maintaining trust with various stakeholders. We implement information security processes to manage cybersecurity threats to critical networks, hosted services, communication systems, hardware, software, and sensitive data, including intellectual property and clinical trial data.

To protect our information systems and data, we employ technical, physical, and organizational measures such as incident detection and response, vulnerability management, disaster recovery, business continuity plans, network security, data segregation, access controls, and employee training. This includes using third-party IT service providers for assessment and maintenance of our systems and networks’ security. In addition, we maintain policies over areas such as access and account management to help govern the processes put in place by management designed to protect Relief’s IT assets, data, and services from threats and vulnerabilities.

We use third-party service providers to perform a variety of functions throughout our business, such as contract research organizations and contract manufacturing organizations. Depending on the nature of the services provided, the sensitivity of the critical systems, information and assets at issue, and the identity of the provider, we may conduct a review of security assessments provided by the vendor, review the vendor’s written security program and/or requested security assessment and security questionnaire responses, and impose contractual obligations on vendors regarding their cybersecurity practices.

Our board of directors addresses the Company’s cybersecurity risk management as part of its general oversight function. Our cybersecurity risk assessment and management processes are implemented and maintained by our management team with the support of external service providers. The Company’s management team has experience selecting, deploying, and overseeing cybersecurity technologies, initiatives, and processes via engagement of strategic third-party partners.

In 2023, we did not incur any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information – D. Risk Factors – A breakdown or breach of our information technology systems and cybersecurity efforts, or those of our key business partners, contract research organizations or service providers, could subject us to liability or reputational damage or interrupt the operation of our business.”

PART III

ITEM 17	FINANCIAL STATEMENTS

See pages F-1 through F-35 of this Annual Report.

ITEM 18	FINANCIAL STATEMENTS

See response to Item 17.

ITEM 19	EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits hereto.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Form	File Number	Date of Filing	Exhibit Number	Filed Herewith

3.1	Articles of Association adopted on April 26, 2024					X

4.1	Form of Deposit Agreement	F-6	333-260712	11/3/2021	99(a)

4.2	Amendment No. 1 to Deposit Agreement	F-6 POS	333-260712	8/1/2022	99(a)(2)

4.3	Amendment No. 2 to Deposit Agreement	F-6 POS	333-260712	10/21/2022	99(a)(3)

4.4	Amendment No. 3 to Deposit Agreement	F-6 POS	333-260712	4/24/2023	99(a)(4)

4.4	Form of American Depositary Receipt (included in Exhibit 4.3)	F-6 POS	333-260712	4/24/2023	99(a)(4)

4.5	Form of Nominee Agreement	F-6	333-260712	11/3/2021	99(b)

4.6(a)	Securities Purchase Agreement, dated as of June 15, 2023, between the Company and the purchaser identified therein.	6-K	001-41174	6/23/2023	4.1

4.6(b)	Form of Ordinary Share Purchase Warrant dated June 22, 2023	6-K	001-41174	6/23/2023	4.2

4.6(c)	Form of Pre-Funded Ordinary Share Purchase Warrant, dated June 22, 2023	6-K	001-41174	6/23/2023	4.3

8.1	Subsidiaries of the Registrant	20-F	001-41174	5/12/2023	8.1

10.1	Share Purchase Agreement, dated June 28, 2021, between the Company and the shareholders of APR Applied Pharma Research SA	20-F	001-56458	7/11/2022	10.1

10.2(a)	Purchase Agreement, dated July 28, 2021, between the Company and the shareholders of AdVita Lifescience GmbH	20-F	001-56458	7/11/2022	10.2

10.2(b)	Amendment No. 2 to Share Exchange Agreement, dated December 19, 2022, between the Company and the shareholders of AdVita Lifescience GmbH.	20-F	001-41174	5/12/2023	10.2(b)

10.3(a)	Share Subscription Facility Agreement, dated as of January 20, 2021, by and among the Company, GEM Global Yield LLC SCS, and GEM Yield Bahamas Ltd.	20-F	000-56458	7/11/2022	10.3

10.3(b)	Restatement and Amendment Agreement, dated as of February 27, 2024, by and among the Company, GEM Global Yield LLC SCS, and GEM Yield Bahamas Ltd.	6-K	001-41174	2/28/2024	10.1

10.4	Collaboration and License Agreement, dated March 19, 2021, between the Company and Acer Therapeutics, Inc.	20-F	000-56458	7/11/2022	10.5

10.5(a)	Master Service Agreement on Order to Cash Service, dated effective September 14, 2018, between APR and Arvato Services Italia S.R.L.	20-F	000-56458	7/11/2022	10.7.(a)

10.5(b)	Amendment No. 1 to the Master Service Agreement on Order to Cash Service, dated effective February 1, 2021, between APR and Arvato	20-F	000-56458	7/11/2022	10.7(b)

10.6(a)	Royalty Purchase Agreement, dated as of July 31, 2014, made between APR and SWK Funding LLC	20-F	000-56458	7/11/2022	10.8(a)

10.6(b)	Royalty Purchase Agreement, dated December 2, 2015, made by and between APR and SWK Funding LLC	20-F	000-56458	7/11/2022	10.8(b)

10.7(a)	Settlement Agreement, made and entered into as of November 12, 2022, between the Company, Relief Therapeutics International SA, NeuroRx, Inc. and NRx, Inc.	20-F	001-41174	5/12/2023	10.8(a)

10.7(b)	Asset Purchase Agreement, made and entered into as of November 12, 2022, by and between the Company, Relief Therapeutics International SA, NeuroRx, Inc. and NRx, Inc.	20-F	001-41174	5/12/2023	10.8(b)

10.8	Stock Option Plan	20-F	001-41174	5/12/2023	10.9

Exhibit Number	Description of Exhibit	Form	File Number	Date of Filing	Exhibit Number	Filed Herewith

10.9*	Exclusive License and Supply Agreement, entered into and effective as of March 21, 2024, between the Company and Eton Pharmaceuticals, Inc.					X

10.10	Exclusive License Agreement between the Company and Acer Therapeutics dated August 28, 2023					X

10.11	Termination Agreement between the Company and Acer Therapeutics cancelling the Collaboration and Licensing Agreement between the Company and Acer Therapeutics, dated August 28, 2023					X

12.1	Consent of Michelle Lock, Interim Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

12.2	Certification of Jeremy Meinen, Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

13.1	Consent of Michelle Lock, Interim Chief Executive Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

13.2	Consent of Jeremy Meinen, Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

101.INS	XBRL Instance Document					X

101.SCH	XBRL Taxonomy Extension Schema Document					X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)					X

*	Contains information that has been excluded from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2024

RELIEF THERAPEUTICS HOLDING SA

By:	/s/ Michelle Lock
Michelle Lock
Interim Chief Executive Officer

By:	/s/ Jeremy Meinen
Jeremy Meinen
Chief Financial Officer

RELIEF THERAPEUTICS Holding SA

Geneva

Independent Auditor’s Report

Consolidated Financial Statements

December 31, 2023

INDEX TO FINANCIAL STATEMENTS
Years ended December 31, 2023 and 2022

F-1

Report of independent registered public accounting firm to the Board of Directors and Stockholders of RELIEF THERAPEUTICS Holding SA
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of RELIEF THERAPEUTICS Holding SA (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated cash flow statements for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will conti nu
e as a going concern. As discussed in note 4.1 to the consolidated financial statements, the Company’s long-term viability is dependent on its ability to raise additional capital or to generate positive cash flows to support its operations. This, along with other matters as described in note 4.1, indicates the existence of a material uncertainty which may cast significant doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial re
p
orting. As part of our audits, we are
required
to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

F-2

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
our audits provide
a
reasonable basis for our opinion.

/s/ MAZARS SA
Switzerland, Geneva

April 30, 2024

We have served as the Company’s auditor since 2017.

F-3

CONSOLIDATED BALANCE SHEET

in CHF thousands	Notes	December 31, 2023	December 31, 2022
ASSETS
Intangible assets	7	54,414	162,915
Right-of-use assets	8	2,570	2,642
Property and equipment	9	397	49
Other non-current assets		116	114
Deferred tax assets	30	589	495

Non-current assets		58,086	166,215
Inventories	10	557	227
Trade receivables	11	1,171	1,321
Other current assets	12	2,020	1,798
Cash and cash equivalents	13	14,556	19,237

Current assets		18,304	22,583

Total assets		76,390	188,798

EQUITY AND LIABILITIES
Share capital	14	56,163	56,163
Reserves	15	220,330	220,961
Treasury shares		(6,001)	(12,108)
Accumulated losses		(218,264)	(119,599)

Equity		52,228	145,417

Non-current lease liabilities	8	2,086	2,232
Non-current borrowings	16	9	16
Defined benefit obligations	17	1,589	1,772
Provisions	18	6,203	7,909
Deferred tax liabilities	30	7,366	20,736

Non-current liabilities		17,253	32,665
Current lease liabilities	8	524	444
Current borrowings	16	337	372
Trade payables		1,025	1,625
Financial liabilities due to related parties	19	1,355	1,280
Provisions	18	235	3,094
Other current payables and liabilities	20	3,433	3,901

Current liabilities		6,909	10,716

Total equity and liabilities		76,390	188,798

The accompanying notes form an integral part of these consolidated financial statements.

F-
4

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

in CHF thousands	Notes	2023	2022
Revenue	6	6,033	6,081
Other gains	21	295	1,029

Total income		6,328	7,110
Raw materials and consumables expenses	22	(1,736)	(1,250)
External selling and distribution expenses	22	(2,200)	(3,307)
External research and development expenses	23	(1,328)	(12,393)
Personnel expenses	24	(11,838)	(12,998)
Other administrative expenses	25	(5,391)	(7,747)
Other losses	26	(48)	(63)

EBITDA		(16,213)	(30,648)
Change in fair value of contingent consideration	18	4,782	8,892
Impairment expense	27	(96,079)	(26,424)
Amortization and depreciation expense	28	(3,318)	(3,860)

Operating result		(110,828)	(52,040)
Financial income	29	93	18
Financial expense	29	(949)	(2,294)

Net loss before taxes		(111,684)	(54,316)
Income taxes	30	13,503	3,526

Net loss for the period		(98,181)	(50,790)
OTHER COMPREHENSIVE INCOME
Remeasurement of defined benefit obligations	17	(484)	942

Items that will not be reclassified to profit or loss		(484)	942
Currency translation differences	15.3	63	461

Items that may be reclassified to profit or loss		63	461

Other comprehensive income for the period, net of tax		(421)	1,403

Total comprehensive loss for the period		(98,602)	(49,387)

EARNINGS PER SHARE
Basic and diluted loss per share (in CHF)	32	(8.354)	(4.805)

The accompanying notes form an integral part of these consolidated financial statements.

F-
5

CONSOLIDATED STATEMENT OF CASH FLOW

in CHF thousands	Notes	2023	2022
Net loss for the period		(98,181)	(50,790)
Adjustments for:
Income tax (income)/expense	30.1	(13,503)	(3,526)
Depreciation and amortization expense	28	3,318	3,860
Impairment of intangible assets	7	95,895	26,424
Impairment of receivables	11	36	24
Reversal of impairment loss	11,21	(73)	(453)
Gain from fair value adjustments to contingent payments	18	(4,782)	(8,892)
Finance expenses	29	883	1,920
Finance income	29	(93)	(18)
Interest expenses paid on borrowings and lease liabilities		(143)	(374)
Gain on divestment of intangible assets	21	(125)	—
Change in defined benefit obligations	17	(667)	(79)
Share-based payment expense	31	814	2,186
Changes in working capital:
Decrease/(Increase) in inventories		(330)	164
Decrease/(Increase) in trade receivables		129	(19)
Decrease/(Increase) in other assets		(163)	6,481
(Decrease)/increase in trade payables		(599)	(75)
(Decrease)/increase in provisions		440	(586)
(Decrease)/increase in other payables and liabilities		(468)	(373)

Cash flow used in operating activities		(17,612)	(24,126)

Payments for property, plant and equipment	9	(446)	(33)
Payments for intangible assets	7	—	(488)
Payments for other financial assets		(5)	(38)
Proceeds from partial divestment of intangible assets	4.1	8,865	—
Proceeds from acquisition price adjustment of intangible assets	7	188	—
Milestone payments related to acquisition of subsidiaries	18	—	(7,920)
Proceeds from other financial assets		—	462
Interest received		93	18

Cash flow from (used in) investing activities		8,695	(7,999)

Proceeds from capital increase	14	5,014	60
Sale of treasury shares	14	80	7,051
Equity transaction costs	14	(494)	(223)
Repayment of lease liabilities	33.2	(530)	(390)
Repayment of borrowings	33.2	(20)	(81)

Cash flow from financing activities		4,050	6,417

Net increase in cash and cash equivalents		(4,867)	(25,708)
Cash and cash equivalents at beginning of period		19,237	44,761
Exchange difference on cash and cash equivalents		186	184

Cash and cash equivalents at end of period		14,556	19,237

The accompanying notes form an integral part of these consolidated financial statements.

F-
6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in CHF thousands	Notes	Share capital	Treasury shares	Reserves	Accumulated loss	Total equity
Balance at January 1, 2022		44,133	(2,999)	210,147	(69,751)	181,530
Result for the period		—	—	—	(50,790)	(50,790)
Other comprehensive income for the period		—	—	461	942	1,403

Total comprehensive result for the period		—	—	461	(49,848)	(49,387)

Issuance of treasury shares	14	12,000	(12,000)	—	—	—
Direct Share Placement program	14	—	1,389	5,662	—	7,051
Acquisition milestone share payments	18	—	1,502	2,698	—	4,200
Transaction cost in relation to capital increases	14	—	—	(223)	—	(223)
Exercise of options	14	30	—	30	—	60
Share-based compensation cost	31	—	—	2,186	—	2,186

Balance at December 31, 2022		56,163	(12,108)	220,961	(119,599)	145,417

Balance at January 1, 2023		56,163	(12,108)	220,961	(119,599)	145,417
Result for the period		—	—	—	(98,181)	(98,181)
Other comprehensive income for the period		—	—	63	(484)	(421)

Total comprehensive result for the period		—	—	63	(98,665)	(98,602)

Direct Share Placement program	14	—	100	2	—	102
Private placement	14	—	4,800	194	—	4,994
Withdrawal of fractional shares	14	—	(12)	(10)	—	(22)
Transaction cost in relation to capital increases	14	—	—	(494)	—	(494)
Exercise of options	14	—	19	—	—	19
Exercise of pre-funded warrants	14	—	1,200	(1,200)	—	—
Share-based compensation cost	31	—	—	814	—	814

Balance at December 31, 2023		56,163	(6,001)	220,330	(218,264)	52,228

The accompanying notes form an integral part of these consolidated financial statements.

F-
7

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. General information
RELIEF THERAPEUTICS Holding SA (“Relief”, the “Company” or the “Group”) is a Swiss stock corporation domiciled at 15 Avenue de Sécheron, 1202 Geneva, Switzerland. The Company’s shares are listed on the SIX Swiss Exchange (ticker: RLF) and quoted in the U.S. on OTCQB (tickers: RLFTF, RLFTY).
The Group focuses on the identification, development and commercialization of novel, patent protected products intended for the treatment of metabolic, dermatological and pulmonary rare diseases with a portfolio of clinical and marketed products that serve unmet patient needs.
In March 2021, Relief signed a collaboration and license agreement with Acer Therapeutics, Inc. (“Acer”) for the worldwide development and commercialization of
ACER-001
(OLPRUVA
®
) for the treatment of urea cycle disorders (“UCDs”) and maple syrup urine disease (“MSUD”). In December 2022, the FDA approved OLPRUVA for the treatment of UCDs in the U.S. In August 2023, Relief and Acer terminated the March 2021 collaboration and license agreement and entered into a new exclusive license agreement for the development and commercialization of OLPRUVA for the treatment of UCDs, MSUD, and other potential indications. Under the terms of the new agreement, Acer retains development and commercialization rights worldwide, excluding Europe where Relief retains these rights.
In June 2021, the Group acquired APR Applied Pharma Research SA (“APR”), a privately held Swiss pharmaceutical company specialized in formulating, developing, and commercializing known molecules designed with proprietary drug delivery systems for niche and specialty diseases. The acquisition transformed Relief into a fully integrated commercial-stage biopharmaceutical group. The acquisition further diversified Relief’s pipeline and portfolio with both commercial products and clinical-stage programs, provided a commercial infrastructure in Europe and strengthened internal research and development capabilities.
In July 2021, the Group acquired AdVita Lifescience GmbH (“AdVita”). The acquisition strengthened the Group’s expertise and intellectual property rights around the inhaled formulation and delivery of Aviptadil.
In 2022, Relief established a commercial unit in the U.S. to launch PKU GOLIKE in October 2022 and market potential future products in the U.S. market. In December 2023, the Group initiated a progressive transition from a direct marketing and sales infrastructure to a partnership-based model for its commercial-stage assets.
These consolidated financial statements were approved for publication by the Board of Directors on April 29, 2024.
2. New and revised International Financial Reporting Standards (IFRS)
2.1 New and revised IFRS Standards and Interpretations
In the current year, the Group has applied the following new or amended Standards that became effective from January 1, 2023. The revised Standards did not have a material effect on these financial statements.

•	Amendments to IAS 1’Presentation of Financial Statements’ on disclosure of accounting policies;

•	Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ on the definition of accounting estimates; and

•	Amendments to IAS 12 ‘Income taxes’ on deferred tax related to assets and liabilities arising from a single transaction and on international tax reform (Pillar Two Model Rules).
2.2 IFRS Standards and Interpretations issued and not yet adopted
Certain new Standards and Interpretations have been issued that are not mandatory for the current reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group’s overall results and financial position.
Effective and applied from January 1, 2024

•	Amendments to IAS 1 ‘Presentation of financial statements’ on classification of liabilities as current or non-current and non-current liabilities with covenants;

•	Amendment to IAS 7 and IFRS 7 on disclosure of Supplier Finance Arrangements;

•	Amendment to IFRS 16 ‘Leases’ on lease liability in a sale-and-leaseback; and
Effective and applied from January 1, 2025

•	Amendment to IAS 21 ‘The effects of changes in foreign exchange rates’ on lack of exchangeability.

F-
8

3. Summary of material accounting policies
3.1 Basis of preparation
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
3.2 Reclassification
A gain of TCHF 8,892 on fair value remeasurement of contingent consideration in the comparative period of the consolidated statement of comprehensive loss has been reclassified from ‘Other gains’ to a distinct line ‘Change in fair value of contingent consideration’ to conform with the current period presentation. This line item has been classified below EBITDA to enhance the presentation and understandability of the Company’s consolidated statement of comprehensive loss. Gains or losses from changes in the fair value of contingent considerations (note 18) are non-cash
transactions and generally occur in opposite correlation with impairment gains or losses on intangible assets.
This reclassification had no impact on the Group’s previously reported financial positions or net loss for the period.
3.3 Basis of consolidation
The consolidated financial statements comprise the financial statements of the parent company RELIEF THERAPEUTICS Holding SA and its subsidiaries as of December 31, 2023 and 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
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
3.4 Current versus
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
non-current
assets and liabilities.

F-
9

3.5 Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling
interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling
interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in ‘other administrative expenses’.
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
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling
interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses
whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.
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
3.6 Revenue recognition
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

F-
10

Revenue arrangements that involve two or more partners who contribute to the provision of a specific good or service to a customer are assessed in terms of principal-agent considerations in order to determine the appropriate treatment for the transactions between Relief, partners, and third parties. The classification of transactions under such arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. Any consideration related to activities in which Relief is considered the principal, which includes being in control of the good or service before such good or service is transferred to the customer, is accounted for as gross revenue. Any consideration related to activities in which Relief is considered the agent, is accounted for as net revenue.
Revenue from the sale of products is recognized when Relief transfers control of the product to the customer. Control of the product normally transfers when the customer gains physical possession and Relief has not retained any significant risks of ownership or future obligations with respect to the product. A receivable is recognized, as the consideration is unconditional and only the passage of time is required before payment is due. The transaction price is quoted in the relevant price lists in force at the date of the customer placing the respective order for such products.
Revenue from research and development services provided by the Company is recorded as earned based on the performance requirements of the underlying contracts. Where agreements include milestones that are determined to be substantive and at risk at the inception of the agreement, revenue is recognized upon confirmation by the counterparty that the milestone has been achieved.
3.7 Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (i.e., the functional currency). The consolidated financial statements are presented in CHF, which is the presentation currency of the Group.
Transactions and balances
In preparing the financial statements of each group entity, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated
at the rates prevailing at that date.
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
3.8 Intangible assets
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
Amortization of capitalized in process research & development (IPR&D) starts once the asset is available for use, which is usually the point in time at which marketing approval is granted by the relevant authority. Before that date, capitalized IPR&D that is not available for use is tested at least annually for impairment, irrespective of whether any indication of impairment exists.
Gains or losses arising from the
de-recognition
of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when the asset is derecognized.

F-
11

3.9 Leases
The Group assesses whether a contract is or contains a lease at the inception of the contract. The Group recognizes a right-of-use
asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of twelve months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
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
Right-of
use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use
asset reflects that the Group expects to exercise a purchase option, the related right-of-use
asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The Group has elected not to recognize
right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or less, or leases of low-value
assets. The Group recognizes the lease payments associated with these leases as an expense in the consolidated statements of operations on a straight-line basis over the lease term.
3.10 Financial assets
Classification
The Group has only financial assets classified within the categories “financial assets at fair value through profit or loss (FVTPL)” and “financial assets at amortized cost.” The classification at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group’s financial assets at amortized cost include other current assets and other receivables that are non-derivative
financial assets with fixed or determinable payments that are not quoted in an active market. The Group’s financial assets at fair value through profit or loss include publicly traded securities, if any.
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

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. Fair value is determined in the manner described in note 33.
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (ECL) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
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

F-1
2

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
3.11 Inventories
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
Inventory related to drug products that have not yet obtained regulatory approval is immediately written down to zero. The write-down is charged to research and development expenses. If regulatory approval is subsequently obtained, the recorded expenses are not reversed.
3.12 Cash and cash equivalents
Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within financial debts in current liabilities on the balance sheet. This definition is also used for the purposes of the cash flow statement.
3.13 Financial liabilities
The Group’s financial liabilities include trade and other payables as well as borrowings.
Financial liabilities are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest rate method, with interest expense recognized on an effective yield basis.
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled, or expired.
3.14 Current and deferred income tax
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss, and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates and applicable laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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
3.15 Fair values
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

F-1
3

3.16 Research and development costs
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
3.17 Employee benefits
General
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary
benefits are accrued in the year in which the associated services are rendered by employees of the Group.
Pension obligations
The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.
Re-measurements,
including actuarial gains and losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through other comprehensive income (OCI) in the period in which they occur.
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
3.18 Share-based payments
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

F-1
4

4. Summary of critical accounting judgments and key sources of estimation uncertainty
The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.
4.1 Critical judgments in applying accounting policies
Collaboration and license agreement with Acer
In March 2021, Relief and Acer Therapeutics Inc. (“Acer”) entered into a collaboration and license agreement for the worldwide development and commercialization of
ACER-001
(OLPRUVA
®
) for the treatment of UCDs, MSUD, and other potential indications. The management assessed the payment of USD 15 million made by Relief in 2021 was in substance the acquisition cost of the development project. Consequently, the license and the price paid for its acquisition met the requirements of an intangible asset and were capitalized as an intangible asset. The USD 20 million upfront development payments paid by Relief to Acer in 2021 and 2022 for further development activities did not meet the capitalization criteria for intangible assets and were expensed over the period of the development activity as incurred. In accordance with the cost accumulation approach, possible future milestone payments were not considered on initial recognition of the asset.
In August 2023, Relief and Acer terminated the March 2021 collaboration and license agreement. Concurrently, the parties entered into a new exclusive license agreement. Relief’s primary entitlement was restructured from a 60% net profit share from U.S. sales of OLPRUVA
®
to a continuous 10% royalty stream on U.S. net sales. Furthermore, Relief returned to Acer development and commercialization rights for non-US-territories,
excluding Europe where Relief retained these rights. In exchange, Relief received from Acer a non-refundable
USD 10 million (CHF 8.9 million) upfront payment in cash and was due to receive an additional non-contingent
cash payment of USD 1.5 million (CHF 1.3 million) in August 2024. As further delineated in note 7.2, the transaction was accounted for as a partial disposal of the intangible asset associated with
ACER-001.
Revenue recognition
Revenue is primarily from fees related to license fees, royalties and product sales. Given the complexity of certain agreements, judgment is required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met.
Going concern
These consolidated financial statements have been prepared assuming the Group will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. As of December 31, 2023, the Group had cash and cash equivalents of CHF 14.6 million. Based on financial projections and available cash, the Group is expected to have sufficient resources to fund operations for at least the next twelve months.
Since its inception, the Group has primarily relied on external financing to fund its cash needs and has experienced recurring losses. The Group may continue to generate operating losses in the foreseeable future. The Group’s long-term viability depends on its ability to raise additional capital until it generates positive cash flows to support its operations. The Group may never achieve sustainable profitability and is exposed to all the risks inherent in establishing a business. Management intends to continue to explore options to obtain additional funding, including public or private financing, or license and collaboration agreements. However, there can be no assurance that capital will be available in sufficient amounts or on acceptable terms. If Relief is unable to obtain the required funding, it will be forced to delay, reduce or eliminate some or all of its research and development programs and of its product portfolio expansion or commercialization efforts, which could adversely affect its business prospects or result in the Group’s inability to continue operations.
4.2 Key sources of estimation uncertainty
Assessment of contingent liabilities
IFRS 3 requires the recognition of contingent considerations arising from business combinations at fair value at the acquisition date. The fair value of the contingent consideration is estimated based on management’s assessment of the likelihood of the contingency occurring and the amount of payment that would be required if the contingency were to occur. Contingent considerations are subsequently measured at fair value at the end of each reporting period. The estimation of the fair value requires the use of estimates and assumptions that are subject to significant judgment, as further detailed in note 18.

F-1
5

The Group is exposed to contingencies, including litigations and regulatory or legal proceedings, in its ordinary course of business. A provision is recognized when an outflow of resources is probable and the amount can be estimated reliably. If an outflow is not considered probable or the amount cannot be estimated reliably, no provision is recorded. The outcome of these proceedings is inherently uncertain, and assessing their likelihood and potential impact on the Group’s financial position or performance involves significant judgment.
Valuation and impairment of intangible assets
Determining whether intangible assets and goodwill are impaired requires management to estimate the recoverable value of the cash-generating unit to which the intangible assets are attributable. If the recoverable value of the cash-generating unit is lower than the carrying amount of the cash-generating unit to which the intangible assets have been allocated, an impairment allowance is recorded. Changes to the assumptions may result in additional impairment losses or impairment reversals in subsequent periods. Further details regarding the valuation methods used and the key assumptions and judgments made in relation to intangible assets and goodwill are provided in note 7.
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
Deferred income tax assets
The recoverability of deferred income tax assets is assessed based on management’s judgment, taking into consideration the Group companies’ forecasted future taxable profits that are subject to uncertainty. Deferred income tax assets are recognized only to the extent that it is probable that taxable profits will be available against which the deductible temporary differences and carried forward losses can be utilized.
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
Defined benefit obligations
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
5. Group companies
The following table lists subsidiaries controlled by Relief at the end of the reporting period.

Name	Country	Location	Equity interest
			2023	2022
Relief Therapeutics International SA	Switzerland	Geneva	100%	100%
Relief Therapeutics US, Inc.	United States	Connecticut	100%	100%
Relief Therapeutics, Inc.	United States	Delaware	100%	100%
APR Applied Pharma Research SA	Switzerland	Balerna	100%	100%
APR Applied Pharma Research Holding SA	Switzerland	Balerna	100%	100%
APR Applied Pharma Research - Italy s.r.l.	Italy	Monza	100%	100%
APR Applied Pharma Research Deutschland GmbH	Germany	Offenbach am Main	100%	100%
AdVita Lifescience GmbH	Germany	Freiburg im Breisgau	100%	100%
AdVita Lifescience AG	Switzerland	Basel	100%	100%
AdVita Lifescience, Inc.	United States	New York	100%	100%
The equity interest percentage shown in the table also represents the share in voting rights in those entities as of December 31, 2023 and 2022.

F-1
6

6. Segment information
6.1 Description of segment
The Group operates in one segment, namely research, development and commercialization of biopharmaceutical products. The Board of Directors and the Executive Committee, being together the chief operating decision maker, allocate resources and assess the performance of the Group at a consolidated level. The accounting policies used for segment reporting are the same as those used for the preparation of these financial statements.
6.2 Information on revenue
The Group generates revenue primarily from sales of products and out-licensing
transactions. In 2023, the three largest customers of the Group represented 12.5%, 6.4% and 6.1%, respectively, of the total revenue (2022: 21.5%, 16.2% and 10.3%).
The disaggregation of the Group’s revenue is presented in the following table. Revenue is reported by geographical location based on the location of the customer or licensee and, for R&D services, based on the location where the services were performed.

TCHF	2023	2022
Revenue streams
Royalties	1,411	2,482
Product sales	4,256	2,525
Licensing fees	19	380
Revenue from research and development services	347	694

Total revenue	6,033	6,081

Geographical area
Switzerland	414	800
Europe (excluding Switzerland)	2,886	2,412
North America	1,406	1,699
Rest of the world	1,327	1,170

Total revenue	6,033	6,081

Timing of revenue recognition
Point in time	6,033	6,081
Over time	—	—

Total revenue	6,033	6,081

6.3 Geographical location of
non-current
assets

TCHF	December 31, 2023	December 31, 2022
Switzerland	57,189	165,484
Rest of the world	193	122

Total non-current assets *	57,382	165,606

*	Without financial assets and deferred tax assets

F-1
7

7. Intangible assets

TCHF	Technologies, patents and trademarks	Licenses	In-process research and development	Goodwill	Total
Historical cost
January 1, 2022	39,357	13,729	132,395	8,658	194,139

Addition	174	—	314	—	488
December 31, 2022	39,531	13,729	132,709	8,658	194,627

Acquisition price adjustment	—	—	(188)	—	(188)
Divestment	—	(9,747)	—	(455)	(10,202)
December 31, 2023	39,531	3,982	132,521	8,203	184,237

Accumulated amortization and impairment
January 1, 2022	(1,840)	—	—	—	(1,840)

Amortization	(3,448)	—	—	—	(3,448)
Impairment	(24,255)	—	(529)	(1,640)	(26,424)
December 31, 2022	(29,543)	—	(529)	(1,640)	(31,712)

Amortization	(1,930)	(752)	—	—	(2,682)
Impairment	—	—	(89,878)	(6,017)	(95,895)
Divestment	—	466	—	—	466
December 31, 2023	(31,473)	(286)	(90,407)	(7,657)	(129,823)

Carrying amount per class
December 31, 2022	9,988	13,729	132,180	7,018	162,915
December 31, 2023	8,058	3,696	42,114	546	54,414

Carrying amount per asset
PKU GOLIKE	4,344	—	—	—	4,344
Diclofenac	3,714	—	—	360	4,074
ACER-001	—	3,696	—	186	3,882
RLF-100	—	—	17,130	—	17,130
RLF-TD011	—	—	24,858	—	24,858
Sentinox	—	—	—	—	—
RLF-OD032	—	—	126	—	126
December 31, 2023	8,058	3,696	42,114	546	54,414

PKU GOLIKE	4,678	—	—	—	4,678
Diclofenac	5,310	—	—	360	5,670
ACER-001	—	13,729	—	641	14,370
RLF-100	—	—	81,516	3,805	85,321
RLF-TD011	—	—	47,392	2,212	49,604
Sentinox	—	—	2,958	—	2,958
RLF-OD032	—	—	314	—	314
December 31, 2022	9,988	13,729	132,180	7,018	162,915

Intangible assets include acquired patents, trademarks, licenses, technologies and other assets without physical substance. These items are measured at cost less accumulated amortization and impairment. The cost of an intangible asset acquired in a business combination corresponds to its estimated fair value at the date of the acquisition.
7.1 Technologies, patents and trademarks
These intangible assets relate to the following
on-market
products acquired through the business combination with APR in 2021:

•	PKU GOLIKE ® , an amino acid mix product commercialized by Relief for the dietary management of phenylketonuria.

•
Diclofenac-based products, a product line indicated for the treatment of inflammatory conditions and pain management. These products are commercialized by third parties under different brand names, including Cambia
®
, Voltfast
®
and Voltadol
®
.

The acquisition costs are amortized over the estimated remaining useful lives of the assets, which range from approximately 2 to 13 years with a weighted average of 8.5 years as of December 31, 2023. Amortization is charged on a straight-line basis over the estimated economic or legal useful life, whichever is shorter.
7.2 Licenses
The intangible asset is the acquisition cost of licensing and royalty rights for the development and commercialization of
ACER-001.
ACER-001
is a proprietary taste masked formulation of sodium phenylbutyrate for application in the treatment of Urea Cycle Disorders and, potentially, Maple Syrup Urine Disease. In December 2022,
ACER-001
was approved in the U.S. by the Food and Drug Administration for the treatment of Urea Cycle Disorders under the trademark OLPRUVA
®
.

F-1
8

Pursuant to the August 2023 termination and license agreements, Relief is entitled to receive from Acer a 10% continuing royalty on net sales of OLPRUVA in the Acer territory (worldwide, excluding Europe), and 20% of any value received by Acer from licensing or divestment transactions relating to OLPRUVA, up to a cumulative amount of USD 45 million (CHF 37.9 million). Relief committed to paying Acer a variable, continuing royalty up to a maximum of 10% of potential future net sales of OLPRUVA in Europe and 20% of any value received by Relief from sublicensing transactions relating to OLPRUVA.
The termination of the March 2021 collaboration and license agreement was accounted for as a partial disposal of the asset (note 4.1). Based on internal valuation models, the Group determined that the transaction resulted in a notional reduction of 71% in the risk-adjusted future economic benefits expected from the license. As a result, 71% of the net carrying amount of the asset was derecognized on the date of the transaction. In addition, a corresponding portion of goodwill allocated to
ACER-001
was derecognized. The total
non-contingent
consideration, amounting to USD 11.5 million (CHF 10.2 million), including a one-year
deferred payment of USD 1.5 million (CHF 1.3 million), was recognized as divestment proceeds. Adjustments to this amount included (i) a financing component of TCHF 86, which is recognized as interest income between August 2023 and August 2024, and (ii) an expected credit loss provision amounting to TCHF 249. Royalty payments from Acer to Relief, which are contingent on sales, are recognized as revenue in the periods the sales occur. The transaction resulted in a disposal gain of TCHF 125, which was recognized within the income statement (note 21).
The intangible asset associated with the
ACER-001
license is amortized from January 1, 2023, on a straight-line basis over its estimated useful life of 14 years.
7.3
In-process
research and development (IPR&D)
IPR&D assets mainly relate to the following programs:

•
RLF-100
®
, a medicinal product candidate to prevent and resolve respiratory failure and its complications. It was initially acquired in 2016 in the business combination between Relief Therapeutics SA and THERAMetrics Holding AG. The Group gained additional expertise and intellectual property rights around the inhaled formulation of Aviptadil with the acquisition of AdVita in 2021.

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

•
RLF-OD32,
a novel dosage form of a prescription drug already approved by the U.S. Food and Drug Administration and intended for the treatment of patients with phenylketonuria. Relief acquired in 2022 worldwide development and commercialization rights for
RLF-OD32,
except for the United Kingdom.

IPR&D assets are indefinite-life intangible assets until completion or abandonment of the associated research and development programs. Amortization will commence when the assets become available for use, generally once regulatory and marketing approvals are obtained.
7.4 Goodwill
A goodwill of TCHF 8,658 was recognized through the acquisition of APR in 2021. The goodwill was recognized at cost on the acquisition date for the difference between the consideration transferred and the net fair value of assets, liabilities and contingent liabilities identified in the purchase price allocation. The Group had identified that the group of cash-generating units (CGUs) constituting the sole operating segment (note 6.1) was expected to benefit from the combination. Accordingly, goodwill was allocated to this group of CGUs.
Since the acquisition date, goodwill was impaired by TCHF 7,657 due to impairments recognized on certain underlying CGUs and was partially disposed of by TCHF 455 in relation to the renegotiation of the Acer license agreement.
7.5 Impairment test
Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Intangible assets with indefinite useful lives are not amortized but are tested for impairment either individually or at the cash-generating unit level. The Group generally tests its intangible assets for impairment at the end of the year, or more frequently if events or changes in circumstances indicate that intangible assets may be impaired.
In 2023, the Group identified circumstances that negatively affected the recoverable value of its assets in development and, potentially, of certain of its assets associated with marketed products. Consequently, the Group conducted an impairment test of its significant intangible assets and goodwill as of December 31, 2023.

9

For the purpose of impairment testing, goodwill was allocated to each CGU constituting the sole operating segment of the Group. The recoverable amount of the group of CGUs is based on the cumulated value in use estimated for each CGU or group of CGUs. The Group’s material CGUs relate to the on-market
drugs and drug candidates referred to above. The impairment test was performed by determining the recoverable amount of each CGU as the risk-adjusted net present value of future cash flows.
Key assumptions used in value in use calculations
The estimation of recoverable amounts involves significant management judgment. The values assigned to each assumption on an asset basis are based on historical data from external and internal sources and on management’s estimates. The key assumptions used in the valuation models were determined as follows:

•
Cash flow projections were based on a financial forecast developed by management, which includes projections for net sales, cost of sales, licensing fees, and development costs. These projections are periodically reviewed and updated by management.

•
Revenue projections were based on a product-specific analysis that considered relevant market sizes, disease prevalence, incidence rates, expected market share, expected patent life, expected licensing terms, and the expected year of regulatory approval for unapproved product candidates based on the current stage of development and expected development plan.

•
Forecast periods were defined on a product basis and based on product life cycles. For on-market
products, cash flows were projected for each CGU over a period of five years and cash flows beyond the forecast period were extrapolated using an attrition rate of 5% until the expected end of the exclusivity period of each product. For in-process
projects, cash flows were projected over a period of up to 20 years, reflecting the length of the development and subsequent commercialization period. Relief’s approach to compiling development and commercial forecasts is based on a combination of external sources and internal estimates, which includes the use of patient-based models. This methodology is commonly employed in the pharmaceutical industry and has demonstrated satisfactory results over time. No terminal value was considered.

•
Probabilities of success for tested IPR&D assets, which are associated with projects in process aiming to reach final development and commercialization, ranged from 12% to 35%. These probabilities were based on empirical success rate analysis of multi-stage studies for comparable indications, or if this approach could not be applied, management exercised its judgment.

•	The pre-tax discount rate was 15.41% based on the assumed cost of capital for the Group (December 31, 2022: 16.54%).
Impairment test conclusion
Relief conducted a comprehensive strategic review and initiated in the fourth quarter of 2023 its transition from a direct marketing and sales infrastructure to a partnership-based model. This pivotal shift, alongside additional knowledge gained during the year into the development requirements for the Group’s IPR&D assets, necessitated adjustments in projected development costs and timelines. The Group revised its commercialization and development plans accordingly.
For the year ended December 31, 2023, the Group recognized a non-cash
impairment charge of TCHF 95,895 to write down the carrying value of intangible assets associated with
RLF-100,
RLF-TD011
and Sentinox. The impairment charge was recorded in the comprehensive statement of loss under the heading ‘Impairment expense’.
Impairment charges of TCHF 64,386 for
RLF-100
and TCHF 22,534 for
RLF-TD011
were recognized in the current period, primarily attributable to the postponement of projected returns arising from an extended development timeline and a reduction in projected returns based on the transition to a partnership model. Additionally, a TCHF 2,958 impairment charge was recognized to entirely write down the value of Sentinox following the discontinuation of its development and potential market introduction. Furthermore, goodwill allocated to affected CGUs was entirely impaired for a total amount of TCHF 6,017.
For other intangible assets and remaining goodwill, the Group determined based on the results of the impairment test that their estimated value in use exceeded their respective carrying amounts as of the measurement date. Therefore, the Group did not record an impairment charge on these other assets.
Sensitivity to changes in assumptions
The Group performed a sensitivity analysis taking into account reasonably possible changes in the assumptions the value in use is most sensitive to, as listed in the key assumptions section above, including higher discount rate, lower projected income, increased development budget, and postponed market launch when applicable.
The intangible assets associated with
RLF-100
and
RLF-TD011
had estimated recoverable amounts that exactly matched their carrying amounts due to the impairment recognized in the current reporting period. They are inherently sensitive to any changes in assumptions, any of which could result in future impairments.

F-
20

For intangible assets associated with PKU GOLIKE, OLPRUVA, and Diclofenac, the Group concluded that no reasonably possible change of key assumptions would cause the carrying amount to exceed the recoverable amount.
While management believes the assumptions used are reasonable, changes in these assumptions could result in a future material impairment. The completion of the development of IPR&D assets is subject to the availability of capital, which is uncertain as discussed in note 4.1 of these consolidated financial statements. If the Group is unable to secure sufficient capital, it will be forced to delay or abandon certain development activities, which could lead to a material impairment of the affected assets.
8. Leases
8.1
Right-of-use
assets

TCHF	Building	Equipment	Total
Historical cost
January 1, 2022	2,538	139	2,677

Addition	—	549	549
Foreign exchange difference	(9)	(2)	(11)
December 31, 2022	2,529	686	3,215

Addition	86	468	554
Disposal	(89)	(46)	(135)
Foreign exchange difference	(6)	(2)	(8)
December 31, 2023	2,520	1,106	3,626

Accumulated depreciation
January 1, 2022	(147)	(32)	(179)

Depreciation	(292)	(105)	(397)
Foreign exchange difference	3	—	3
December 31, 2022	(436)	(137)	(573)

Depreciation	(285)	(252)	(537)
Disposal	41	11	52
Foreign exchange difference	1	1	2
December 31, 2023	(679)	(377)	(1,056)

Carrying amount
at December 31, 2022	2,093	549	2,642
at December 31, 2023	1,841	729	2,570

The Group leases various assets, including office equipment, laboratory equipment, cars, and office buildings in Switzerland, the U.S., Italy, and Germany. The remaining expected lease terms for these assets range between 1 year and 9 years. Except for office and laboratory equipment, the Group does not have an option to purchase the assets at the end of the lease term.
8.2 Maturity of lease liabilities

TCHF	December 31, 2023	December 31, 2022
< 1 year	524	444
1-5 years	1,824	1,455
> 5 years	262	777

Total	2,610	2,676

8.3 Amounts recognized in profit or loss

TCHF	December 31, 2023	December 31, 2022
Lease expense for short-term and low value leases	54	182
Depreciation expense on right-of-use assets (note 28)	537	392
Interest expense on lease liabilities (note 29)	27	33
8.4 Further information on leases
The Group has no material,
non-cancellable
commitment for short-term leases. In 2023, the cash outflow for leases amounted to TCHF 530 (2022: TCHF 390).

F-
21

9. Property and equipment
The net carrying amount of property and equipment increased to TCHF 397 as of December 31, 2023, from TCHF 49 as of December 31, 2022, primarily in relation to the acquisition of laboratory and office equipment.
10. Inventories

TCHF	December 31, 2023	December 31, 2022
Raw material	2,728	2,758
Finished goods	656	139

Gross inventories	3,384	2,897
Valuation allowance	(2,827)	(2,670)

Total	557	227

As of the reporting date, the Company’s inventory is mainly constituted by the Aviptadil active ingredient valued at its acquisition cost of TCHF 2,659. As the Aviptadil was manufactured prior to obtaining regulatory approval, the inventory was fully impaired in prior reporting periods. The remaining inventory consists mainly of active pharmaceutical ingredients and finished products for market supply.
11. Trade receivables

TCHF	December 31, 2023	December 31, 2022
Current receivables	1,419	1,548
Expected credit loss allowance	(248)	(227)

Total	1,171	1,321

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

TCHF	2023	2022
Balance at beginning of year	(227)	(204)
Impairment losses recognized	(36)	(23)
Reversal of impairment losses	15	—

Balance at end of year	(248)	(227)

12. Other current assets

TCHF	December 31, 2023	December 31, 2022
Other receivable (note 7.2)	972	—
Accrued revenue	501	723
Prepaid expenses	345	836
VAT receivable	168	147
Deposits	9	28
Other current receivables	25	64

Total	2,020	1,798

13. Cash and cash equivalents
As of December 31, 2023, and December 31, 2022, cash and cash equivalents consisted of cash in bank and short-term deposits.

F-2
2

14. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance at January 1, 2022	11,033,337	(749,669)	10,283,668
Issuance of treasury shares	3,000,000	(3,000,000)	—
Direct Share Placement program	—	347,145	347,145
Milestone payments	—	375,500	375,500
Exercises of options	7,500	—	7,500

Balance at December 31, 2022	14,040,837	(3,027,024)	11,013,813

Balance at January 1, 2023	14,040,837	(3,027,024)	11,013,813
Direct Share Placement program	—	24,947	24,947
Private placements	—	1,200,000	1,200,000
Exercise of pre-funded warrants	—	300,000	300,000
Withdrawal of fractional shares	—	(3,009)	(3,009)
Exercises of options	—	4,688	4,688

Balance at December 31, 2023	14,040,837	(1,500,398)	12,540,439

14.1 Issued share capital
As of December 31, 2023, the share capital consisted of 14,040,837 issued, fully paid shares with a par value of CHF 4.00 each. The Company held
1,500,398
shares in treasury as of December 31, 2023.
Reverse stock split
On May 5, 2023, RELIEF THERAPEUTICS Holding SA effected a
1-for-400
reverse stock split, whereby every 400 shares of the
pre-reverse
split share capital were combined and reclassified into one share. A total of 5,616,334,800 pre-reverse
split ordinary shares were combined and reclassified into 14,040,837 ordinary shares post-reverse stock split. The par value of each share was multiplied by 400 from CHF 0.01 to CHF 4.00. The Company paid in cash fractional shares, and accordingly, no fractional shares were issued in connection with the reverse stock split.
As a result of the reverse stock split, all references in these financial statements to units of shares or per share amounts are reflective of the reverse split for all periods presented. In addition, the exercise prices and the numbers of shares issuable upon the exercise of any outstanding options, warrants, and other securities entitling their holders to purchase or receive Relief shares were proportionally adjusted.
Equity transactions in 2023
In 2023, the following transactions resulted in cash gross proceeds of TCHF 5,116 before deducting transaction costs of TCHF 494.

•	June 2023 private placement:
On June 15, 2023, the Company entered into a securities purchase agreement pursuant to which the Company agreed to sell in a private placement 1,200,000 ordinary shares, pre-funded
warrants to purchase up to 300,000 ordinary shares, and warrants to purchase up to 1,500,000 ordinary shares. The Company received total gross proceeds of TCHF 4,995 before deducting placement agent fees and related expenses.
Each of the warrants represents the right to purchase one ordinary share of the Company. The pre-funded
warrants were prefunded at CHF 3.329 per share and were exercised during the current reporting period for additional proceeds of CHF 300. The remaining warrants are exercisable until June 21, 2028, at an exercise price of CHF 3.40 per share.
Relief committed to reserving from its treasury shares reserve the maximum number of shares to be issued upon exercise of the warrants.

•	Direct Share Placement program: sale of 24,947 shares at an average price per share of CHF 4.07 for total gross proceeds of TCHF 102.

•	Exercises of options: issuance upon exercise of 4,688 shares at CHF 4.00 per share for gross proceeds of TCHF 19.
The Company retired fractional shares upon completion of the reverse stock split. Fractional shares representing 3,009 shares post-reverse stock split were acquired in May 2023 for a total cost of TCHF 22.
Equity transactions in 2022
In 2022, the following capital increase transactions resulted in cash gross proceeds of TCHF 7,111 before deducting transaction costs of TCHF 223.

•	Direct Share Placement program: sale of 347,145 shares at an average price per share of CHF 20.32 for total gross proceeds of TCHF 7,051.

F-2
3

•	Exercises of options: issuance upon exercise of 7,500 shares at CHF 8.00 per share for gross proceeds of TCHF 60.
In addition, the Company made a payment in shares of TCHF 4,200, corresponding to 375,500 shares at CHF 11.20 per share, as settlement of a milestone payment obligation under the APR acquisition agreement.
The Company issued a total of 3,000,000 treasury shares from its authorized capital during the year 2022. The shares were entirely subscribed to at par value by a wholly owned subsidiary for subsequent placements.
14.2 Capital band
Pursuant to changes in the Swiss Code of Obligations effective January 1, 2023, and the decision of the extraordinary general meeting held on April 28, 2023, the Company’s authorized capital was replaced by a capital band. The capital range can be used for the issuance of shares for strategic acquisitions and financing transactions.
As of December 31, 2023, the Board of Directors was authorized, at any time until 30 May 2024, to increase the share capital by the issuance of up to 2,500,000 ordinary shares with a nominal value of CHF 4.00, under the terms and conditions set forth in article 3a ter
of Relief’s Articles of Association.
14.3 Conditional share capital
The conditional share capital of the Company as of December 31, 2023, was TCHF 16,688, consisting of 4,171,924 shares with a par value of CHF 4.00 each, of which 264,424 shares to be used for stock options and 3,907,500 shares for grant of option rights in connection with bonds, notes or similar financial instruments issued by the Company.
14.4 Outstanding options and warrants
As of December 31, 2023, there were 126,032 outstanding stock options under the Company’s stock option plans and 1,500,000 outstanding warrants as issued in the June 2023 private placement. In addition, the Company was committed to issuing 320,000 stock options. Each stock option allows its holder to acquire one share at a predetermined price, subject to certain vesting conditions. Further information about outstanding options is provided in note 31.
15. Reserves

TCHF	December 31, 2023	December 31, 2022
Share premium (note 15.1)	214,180	215,688
Share-based payment reserve (note 15.2)	5,371	4,557
Foreign currency translation reserve (note 15.3)	779	716

Total	220,330	220,961

15.1 Share premium

TCHF	2023	2022
Balance at beginning of year	215,688	207,521
Net paid-in capital from capital increases	(1,014)	8,390
Transaction cost in relation to capital increases	(494)	(223)

Balance at end of year	214,180	215,688

15.2 Share-based payment reserve

TCHF	2023	2022
Balance at beginning of year	4,557	2,371
Share-based payments (note 31)	814	2,186

Balance at end of year	5,371	4,557

15.3 Foreign currency translation reserve

TCHF	2023	2022
Balance at beginning of year	716	255
Exchange differences arising on translating foreign operations	63	461

Balance at end of year	779	716

F-2
4

16. Borrowings
As of December 31, 2023 and 2022, the company had two outstanding bank loans: a TCHF 331 loan from a German bank carrying interest at 2.7% per year and repaid in
January 2024
, and an interest-free TCHF 15 loan repayable in monthly installments until 2026.
17. Defined benefit obligations
The following table provides information on the amounts recognized in the balance sheet:

TCHF	December 31, 2023	December 31, 2022
Present value of pension benefit obligation	4,517	4,044
Fair value of pension plan assets	(3,532)	(3,494)

Net pension defined benefit obligation	985	550
Present value of other benefit obligations	604	1,222

Total defined benefit obligations	1,589	1,772

17.1 Defined benefit plan
Swiss pension plans shall be administered by a separate pension fund legally distinct from the Company. The law prescribes certain minimum benefits. The pension plans of the employees of the parent entity and its Swiss subsidiaries are carried out by collective funds with Swiss Life Collective Foundation and Caisse Inter-Entreprises de Prévoyance Professionnelle. Under these pension plans, the employees are entitled to retirement benefits and insurance for death and disability risks.
In accordance with IAS 19, the above-mentioned pension plans are classified as defined benefit plans. The pension plans are described in detail in the corresponding statutes and regulations. The contributions of employers and employees, in general, are defined in percentages of the insured salary. The retirement pension is calculated based on the old-age
credit balance on retirement multiplied by a fixed conversion rate. Beneficiaries may also withdraw their capital at once. The death and disability pensions are defined as percentage of the insured salary. The pension assets are managed by the pension funds.
The pension funds can change their financing system (contributions and future payments) at any time. Also, when there is a deficit that cannot be eliminated through other measures, the pension funds can oblige the Company to pay a restructuring contribution. As of December 31, 2023, such a deficit currently could not occur as the plans were fully reinsured. However, the pension funds could cancel the contracts and the entities of the Group would have to join another pension fund.
In the current and comparative periods no material plan amendments, curtailments or settlements occurred.
The fully reinsured pension funds have concluded insurance contracts to cover biometric and investment risks. The board of each pension fund is responsible for the investment of assets and the investment strategies are defined for the benefits to be paid out when due.
The actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out on December 31, 2023. The present value of the defined benefit obligation, the related current service cost, and the past service cost were measured with the projected unit credit method.
The amounts recognized in profit or loss for these defined benefit plans were as follows:

TCHF	2023	2022
Net service cost	212	207
Net interest expense	7	4
Administration cost excl. cost for managing plan assets	31	23

Expense recognized in profit or loss	250	234

The amounts recognized in other comprehensive income for these defined benefit plans were as follows:

TCHF	2023	2022
Remeasurement (gain)/loss on defined benefit obligation
due to changes in demographic assumptions	(11)	—
due to changes in financial assumptions	426	(1,150)
due to changes in experience adjustments	(31)	156
Return on plan assets excl. interest income	100	52

Expense/(Income) recognized in other comprehensive income	484	(942)

F-2
5

The movements in the present value of the defined benefit obligation were as follows:

TCHF	2023	2022
Opening defined benefit obligation	4,044	4,496
Net service cost	212	207
Interest expense on defined benefit obligation	85	13
Contributions from plan participants	129	129
Benefits (paid)/deposited	(337)	193
Remeasurement (gain)/loss due to changes in demographic assumptions	(11)	—
Remeasurement (gain)/loss due to changes in financial assumptions	426	(1,150)
Remeasurement (gain)/loss due to changes in experience adjustments	(31)	156

Closing defined benefit obligation	4,517	4,044

Movements in the present value of the plan assets in the current period were as follows:

TCHF	2023	2022
Opening fair value of plan assets	3,494	2,946
Interest income on plan assets	78	9
Return on plan assets excluding interest income	(100)	(52)
Contributions from the employer	299	292
Contributions from plan participants	129	129
Benefits (paid)/deposited	(337)	193
Administration cost	(31)	(23)

Closing fair value of plan assets	3,532	3,494

The respective insurance companies provide reinsurance of these assets and bear all market risk on these assets.
The actual return on plan assets was TCHF (22) (2022: TCHF (43)).
Principal assumptions used for the purposes of the actuarial valuations were as follows:

TCHF	2023	2022
Discount rate	1.40%	2.15%
Expected rate of salary increase	1.90%	1.50%
Sensitivity analyses based on reasonably possible changes in key assumptions indicated that:

•	a 25 basis points increase (decrease) in the discount rate, holding all other assumptions constant, would result in a 3.7% decrease (3.9% increase) in the defined benefit obligation; and

•	if the expected salary growth rate increases (decreases) by 0.25%, with other assumptions remaining constant, the defined benefit obligation would increase by 0.6% (decrease by 0.6%).
The average duration of the defined benefit obligation at the end of the reporting period was 15.2 years (2022: 14.4 years).
Total pension contributions by the Group to its pension plans for the 2024 financial year are expected to amount to TCHF 289.
17.2 Other employee benefits
The obligations for other employee benefits mainly consist of end of service indemnities, which do not have the character of pensions, and are classified as a defined benefit plan in accordance with IAS 19.

F-2
6

18. Provisions

TCHF	Contingent consideration (i)	Legal and regulatory (ii)	Other (iii)	Total
Balance at December 31, 2022	10,867	136	—	11,003
Addition	—	—	235	235
Unwinding of discount on provisions	303	—	—	303
Variation due to assumption adjustment	(4,782)	—	—	(4,782)
Foreign exchange difference	(185)	—	—	(185)
Utilization	—	(136)	—	(136)

Balance at December 31, 2023	6,203	—	235	6,438

thereof current	—	—	235	235
thereof non-current	6,203	—	—	6,203

(i) Contingent consideration for business acquisitions
As of December 31, 2023, the Group recognized provisions of TCHF 6,203 for contingent payments that may become due to the former shareholders of APR and AdVita upon completion of pre-agreed
milestones. As a result of changes in its development strategy (note 7), the Group reevaluated its assessment of contingent payments related to the affected programs. Consistent with assumptions underlying the impairment of the carrying value of the associated intangible assets, the expected settlement dates of the contingent payments were postponed. The resulting gain of TCHF 4,782 from fair value remeasurement was recorded in the income statement for the year ended December 31, 2023, to a distinct line ‘Change in fair value of contingent consideration’.
Contingent consideration for the acquisition of APR
As of December 31, 2023, the remaining milestone payments under the acquisition agreement were (i) the execution of a definitive agreement for the commercialization of Sentinox
™
, (ii) the launch of Sentinox in the first of France, Germany, Spain, Italy, and the United Kingdom, and (iii) the launch of
RLF-TD011
in the first of France, Germany, Spain, Italy and the United Kingdom. Contingent payments aggregate to a maximum amount of CHF 28 million, in a combination of cash and Relief shares.
Contingent consideration for the acquisition of AdVita
As of December 31, 2023, the remaining milestone payments under the acquisition agreement were (i) the approval in the U.S. or Europe of the inhaled form of Aviptadil for the treatment of sarcoidosis or berylliosis, and (ii) the conduct of a phase II clinical study for the inhaled form of Aviptadil in the treatment of checkpoint inhibitor-induced pneumonitis. Contingent payments aggregate to a maximum amount of EUR 10 million (CHF 9.3 million), in cash.
Provisioned amounts are calculated at the end of each reporting period by determining the probability-weighted present value of potential payments. As of December 31, 2023, probabilities ranged from 12% to 75% based on the estimated likelihood of completion for each underlying milestone. These probabilities are consistent with those estimated for the impairment test conducted for intangible assets and goodwill (note 7). Time to completion of each milestone ranged from approximately four years to nine years. A discount rate of 5% was determined based on the estimated time value of comparable liabilities, excluding risks factored into the probabilities of success.
(ii) Legal and regulatory proceedings
SIX Exchange Regulation
A provision of TCHF 136 was released upon the conclusion in 2023 of an investigation initiated in 2021 by SIX Exchange Regulation AG. The actual cost amounted to TCHF 142.
Other legal and regulatory proceedings
In the ordinary course of business, the Group is subject to potential liabilities arising from litigations and other disputes. As of December 31, 2023, there was no litigation considered to have a reasonably possible or probable impact that could result in a material loss to the Group.
(iii) Other
As of December 31, 2023, the Group constituted provisions totaling TCHF 235 for remaining termination costs anticipated in connection with the transition from a direct marketing and sales infrastructure to a partnership-based model initiated in 2023.

F-2
7

19. Financial liabilities due to related parties
In January 2021, the Company signed a financing agreement with its largest shareholder, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (“GEM”), for the implementation of a share subscription facility (the “SSF”) in the amount of up to CHF 50 million until January 20, 2024. As of December 31, 2023, the Company had not drawn on the SSF.
The Company agreed to pay GEM a commitment fee (the “Fee”) of TCHF 1,250 plus accrued interest. As of December 31, 2023, the Fee was payable on demand and bore interest at 1% above the base rate of Barclays Bank plc. As the obligation to pay the Fee arose with the execution of the agreement, the Company recorded it in full as a liability on the signature date. The corresponding expense is recognized as financial expense (note 29) over the SSF commitment period of three years ending January 20, 2024.
20. Other current payables and liabilities

TCHF	December 31, 2023	December 31, 2022
Accrued expenses	1,736	2,138
Personnel-related accruals and payables	1,049	497
Stamp duty and capital tax liabilities	51	347
Deferred revenue	114	776
Other current liabilities	483	143

Total	3,433	3,901

21. Other gains

TCHF	2023	2022
Divestment gain (note 7.2)	125	—
Income from sublease agreements	99	94
Reversal of impairment on financial assets	—	453
Reversal of impairment on other receivables	58	235
Various others	13	247

Total other gains	295	1,029

22. Cost of sales
Expenses incurred with third parties in relation to the purchase and manufacturing of drug products for sale, as well as laboratory supplies in connection with research and development services provided to customers, are classified in ‘raw materials and consumables expenses’. Expenses incurred with third parties in relation to advertising, marketing, sales promotion, shipping, distribution and commission on sales, are classified as ‘external selling and distribution expenses’.
The consolidated statement of comprehensive loss aggregates transactions according to their nature. The overall cost of sales, which includes internal and external expenses of different natures, is therefore not presented in a distinct line.
The increase in ‘raw materials and consumables expenses’ correlates with the increase in revenue from product sales. A change in the product mix, with a higher proportion of sales stemming from higher-margin products, reduced the ratio of raw materials and consumables expenses over product sales.
External selling and distribution expenses decreased mainly due to scaled-back marketing activities in 2023, following the preparation and launch of PKU GOLIKE
®
in the U.S. in 2022.
23. External research and development expenses
External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, and product manufacturing expenses in relation to research and development programs.
In 2023, external research and development expenses mainly comprised the external development costs associated with
RLF-OD032,
RLF-100
and
RLF-TD011,
complemented by the continued development of the PKU GOLIKE products franchise. In the comparative period, these expenses mainly related to costs incurred by Acer under the license and collaboration agreement for development and premarketing activities for OLPRUVA.

F-2
8

24. Personnel expenses

TCHF	2023	2022
Salaries and social security expense	11,088	10,513
Independent contractors fees	—	320
Share-based payment expense (note 31)	814	2,186
Service cost for other benefit obligations	(64)	(21)

Total personnel expenses	11,838	12,998

25. Other administrative expenses

TCHF	2023	2022
Professional services	2,918	6,053
Other administrative expenses	2,473	1,694

Total other administrative expenses	5,391	7,747

Professional services primarily include expenses incurred in relation to legal, communication, listing, accounting and audit services, as well as other consulting activities not related to research and development. Other administrative expenses comprise IT, travel, insurances, IP maintenance and prosecution, and various other expenses.
The decrease in professional services expenses is mainly attributable to a reduction in legal and regulatory affairs expenses, driven by non-recurring
events in 2022. The increase in other administrative expenses is mainly attributable to the conclusion of a directors and officers’ insurance coverage in early 2023.
26. Other losses
Other losses in 2023 and 2022 related to impairment losses on financial assets.
27. Impairment expense

TCHF	2023	2022
Impairment losses on intangible assets (note 7)	95,895	26,424
Impairment losses on inventories (note 10)	184	—

Total impairment expense	96,079	26,424

28. Amortization and depreciation expense

TCHF	2023	2022
Amortization of intangible assets (note 7)	2,682	3,448
Depreciation of rights-of-use assets (note 8)	537	392
Depreciation of property and equipment (note 9)	99	20

Total amortization and depreciation expense	3,318	3,860

29. Financial income and expense

TCHF	2023	2022
Interest income on cash deposits	64	—
Interest income on deferred payment (note 7.2)	29	—
Interest income on loans	—	18

Total financial income	93	18

Unwinding of discount on provisions (note 18)	(303)	(1,308)
SSF commitment fee (note 19)	(417)	(416)
Negative interest on cash deposits	—	(93)
Interest expense related to leases (note 8)	(27)	(33)
Bank charges	(20)	(40)
Foreign exchange loss, net	(65)	(374)
Other financial expenses	(117)	(30)

Total financial expense	(949)	(2,294)

9

30. Income taxes
30.1 Income tax recognized in profit or loss

TCHF	2023	2022
Current tax
Current tax expense for the year	—	—
Adjustments in current tax of prior years	—	—

	—	—

Deferred tax
Deferred tax income for the year	(13,503)	(4,977)
Write-down of deferred tax assets	—	1,451

	(13,503)	(3,526)

Net income tax gain	(13,503)	(3,526)

The income tax gain of TCHF 13,503 is primarily related to a reduction in deferred tax liabilities resulting from the impairment and amortization expenses recognized against intangible assets (note 7).
The following table provides a reconciliation between the income tax gain recognized for the year and the tax calculated by applying the applicable tax rates on the net result before income taxes.

TCHF	2023	2022
Loss before tax	(111,684)	(54,316)
Income tax expense calculated at 13.99% (2022: 13.99%)	(15,625)	(7,599)
Unrecognized deferred tax assets during the year	2,138	4,235
Write-down of deferred tax assets	—	1,451
Effect of deferred tax balances due to difference in applicable tax rates	24	(802)
Effect of net (income)/expense that is not added/(deductible)	(40)	(811)

Income tax recognized in the current year	(13,503)	(3,526)

As of December 31, 2023, the applicable tax rate of the Group was 13.99% (2022: 13.99%), which was equal to the statutory tax rate of the holding company.
30.2 Income tax recognized in other comprehensive income
In 2023 and 2022, no income tax was recognized in the statement of other comprehensive income.
30.3 Deferred tax balance
The following table sets out the changes in deferred tax assets and liabilities:

2023 TCHF	Opening balance	Recognized in OCI	Recognized in profit or loss	Closing balance
Tax losses	495	—	94	589

Total deferred tax assets	495	—	94	589

Intangible assets	20,736	—	(13,370)	7,366

Total deferred tax liabilities	20,736	—	(13,370)	7,366

2022 TCHF	Opening balance	Recognized in OCI	Recognized in profit or loss	Closing balance
Tax losses	1,206	—	(711)	495
Defined benefit obligation	247	—	(247)	—
Intangible assets	280	—	(280)	—
Leases	4	—	(4)	—

Total deferred tax assets	1,737	—	(1,242)	495

Intangible assets	25,504	—	(4,768)	20,736

Total deferred tax liabilities	25,504	—	(4,768)	20,736

F-
30

30.4 Unrecognized deferred tax assets
The Group did not capitalize deferred tax assets from carryforward tax losses located in companies of the Group for which the availability of future taxable profits is uncertain. The cumulated tax losses on which no deferred tax assets have been capitalized will expire as follows:

TCHF	2023	2022
Within one year	2,951	7,833
Later than one year and not later than five years	102,014	70,009
More than five years	50,823	67,016

Total tax losses carry forward	155,788	144,858

The deferred tax assets not recognized as of December 31, 2023, amounted to CHF 24 million (2022: CHF 22 million).
31. Share-based payments
The Company maintains a stock option plan established in 2021 (the Stock Option Plan 2021), as well as a legacy stock option plan (the Equity Awards Program 2015) for which options remain outstanding. Stock option plans were established for the Company’s employees, directors, and consultants whereby each option gives its holder the right to purchase one share of the Company at a pre-determined
price. Stock options granted are subject to certain vesting conditions based on a service period defined on an individual basis at the grant date.
As of December 31, 2023, the Company had 126,032 stock options outstanding. In addition, the Company committed to granting 320,000 options (exercise price: CHF 2.00) contingent upon the Company meeting certain technical requirements, including the availability of conditional capital and a reduction in the nominal value of the Company’s share capital. For expense recognition purposes, this contingent issuance was recognized as though it had been executed.
The following table reconciles the stock options outstanding at the beginning and end of the year:

	2023	2022
At beginning of the year	185,908	171,627
Granted	20,184	30,250
Exercised	(4,871)	(7,500)
Forfeited	(75,189)	(8,469)

At end of the year	126,032	185,908
Weighted average exercise price of granted options, in CHF	8.21	16.04
Weighted average exercise price of exercised options, in CHF	4.00	8.00
Weighted average exercise price of outstanding options, in CHF	22.43	22.98

In 2023, 75,189 options were forfeited, primarily due to the termination of certain employment contracts.
Stock options outstanding at the end of the reporting period had the following expiry dates:

Expiration year	December 31, 2023	December 31, 2022
2023	—	250
2024	26,374	250
2025	250	250
2026	18,491	18,491
2027	24,084	53,917
2028	28,333	55,667
2029	24,250	47,833
2030	4,250	9,250

	126,032	185,908
Exercisable	92,866	69,541
Weighted average remaining contractual life, in months	43	69

Stock options outstanding at the end of the reporting period had the following exercise prices:

Exercise price	December 31, 2023	December 31, 2022
From CHF 4.00 to CHF 5.00	56,158	63,658
From CHF 5.01 to CHF 10.00	7,500	37,500
From CHF 10.01 to CHF 20.00	16,292	35,250
Above CHF 20.00	46,082	49,500

	126,032	185,908

The fair values of issued options and committed options were assessed using the Black-Scholes valuation model at the grant date and recognized over their vesting period. The weighted average fair value of options granted in 2023 was CHF 1.04. Significant inputs factored in valuation models for the options granted in 2023 were the share price at grant

F-
31

date (ranging from CHF 1.87 to CHF 9.20), the exercise price (ranging from CHF 2.00 to CHF 9.20), the volatility of returns (ranging from 66% to 69%), and the risk-free interest rate (ranging from 1.06% to 1.23%). The expected volatility assumes that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. The expected life of the options was estimated based on historical data by the Group, or when insufficient data was available, based on management’s estimates.
In 2022, the weighted average fair value of options granted was CHF 8.00. Significant inputs were the share price at grant date (ranging from CHF 10.80 to CHF 24.00), the exercise price (ranging from CHF 10.80 to CHF 24.00), the volatility of returns (ranging from 71% to 80%), and the risk-free interest rate (ranging from 0% to 1%).
In 2023, share-based payments of TCHF 814 (2022: TCHF 2,186) were recorded in personnel expenses with a corresponding credit to the share-based payment equity reserve (note 15).
32. Earnings per share

	2023	2022
Loss attributable to shareholders (in TCHF)	(98,181)	(50,790)
Weighted average number of shares	11,752,466	10,570,281

Total basic and diluted loss per share (in CHF)	(8.354)	(4.805)

Basic and diluted result per share is calculated by dividing the net result attributable to the shareholders of the Group’s parent company by the weighted average of shares outstanding during the year. In 2023 and 2022, the number of shares outstanding varied as a result of different transactions on the share capital structure of the Company. References to shares and per share amounts for the comparative period have been restated to reflect the reverse stock split (note 14).
Neither outstanding options and warrants nor effects from the contingent liabilities payable in shares have been considered in the diluted loss calculation as their effect is anti-dilutive.
33. Financial instruments
33.1. Categories of financial instruments

December 31, 2023 TCHF	Financial assets at amortised cost	Financial liabilities at amortised cost	Financial liabilities at FVTPL	Total
Other non-current assets	116	—	—	116
Trade receivables	1,171	—	—	1,171
Other current assets and receivables	1,740	—	—	1,740
Cash and cash equivalents	14,556	—	—	14,556

Total financial assets	17,583	—	—	17,583

Non-current lease liabilities	—	2,086	—	2,086
Non-current borrowings	—	9	—	9
Current lease liabilities	—	524	—	524
Current borrowings	—	337	—	337
Provisions for milestone payments	—	—	6,203	6,203
Trade payables	—	1,025	—	1,025
Financial liabilities due to related parties	—	1,355	—	1,355
Other current payables and liabilities	—	2,220	—	2,220

Total financial liabilities	—	7,556	6,203	13,759

F-3
2

December 31, 2022 TCHF	Financial assets at amortised cost	Financial liabilities at amortised cost	Financial liabilities at FVTPL	Total
Other non-current assets	114	—	—	114
Trade receivables	1,321	—	—	1,321
Other current assets and receivables	956	—	—	956
Cash and cash equivalents	19,237	—	—	19,237

Total financial assets	21,628	—	—	21,628

Non-current lease liabilities	—	2,232	—	2,232
Non-current borrowings	—	16	—	16
Current lease liabilities	—	444	—	444
Current borrowings	—	372	—	372
Provisions for milestone payments	—	—	10,867	10,867
Trade payables	—	1,625	—	1,625
Financial liabilities due to related parties	—	1,280	—	1,280
Other current payables and liabilities	—	2,214	—	2,214

Total financial liabilities	—	8,183	10,867	19,050

33.2 Reconciliation of liabilities arising from financing activities

			Non cash-changes
2023 TCHF	Opening balance	Financing cash flows	Additional leases	Accrued interest	Foreign exchange	Closing balance
Lease liabilities (note 8.2)	2,676	(530)	420	—	44	2,610
Borrowings (note 16)	388	(20)	—	—	(22)	346
Due to related parties (note 19)	1,280	—	—	75	—	1,355

Total	4,344	(550)	420	75	22	4,311

			Non cash-changes
2022 TCHF	Opening balance	Financing cash flows	Additional leases	Accrued interest	Foreign exchange	Closing balance
Lease liabilities (note 8.2)	2,523	(390)	551	—	(8)	2,676
Borrowings (note 16)	491	(81)	—	1	(23)	388
Due to related parties (note 19)	1,250	—	—	30	—	1,280

Total	4,264	(471)	551	31	(31)	4,344

33.3 Fair value measurement
Financial liabilities at fair value through profit and loss (FVTPL) consist of contingent considerations resulting from business combinations. Further details on the fair value measurement of these liabilities are provided in note 18.
33.4 Amortized cost measurement
For all other financial assets and liabilities, their carrying amount at amortized cost approximates their fair value.
34. Financial risk management
The Group is exposed to various financial risks, including credit risk, capital and liquidity risk, interest rate risk and currency risk. The following sections provide an overview of each of these risks, as well as the objectives, principles, and processes that the Group employs to mitigate them.
Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations towards the Group, resulting in financial loss to the Group. For product sales and trade account receivables, Relief may conduct selective analyses of the creditworthiness of distributors and other customers. Other financial assets mainly consist of cash for which the counterparty risk is minimized by deposits at well-known banks in Switzerland with an A rating as per Standard & Poor’s so that any expected credit loss is considered immaterial. In addition, the Group diversifies its exposure to banking risk by maintaining banking relationships with several institutions.
The carrying amounts of financial assets recorded in the financial statements represent the Group’s maximum exposure to credit risk without taking into account the value of any collateral obtained.

3

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
Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet the financial obligations of the Group. The management monitors the Group’s net liquidity position through rolling forecasts of cash flows.
Maintaining adequate capital and cash reserves is dependent on the Group’s ability to raise funds or generate profits; therefore, capital and liquidity risks are significant (see note 4.1 ‘going concern’).
Interest rate risk
The Group is exposed to interest risk with respect to its cash deposits, bank loans and other interest-bearing liabilities. The Group deems the interest rate risk as low on its performance and its equity.
Currency risk
The Group operates internationally and is exposed to currency risk arising from various exposures, primarily with respect to the Swiss franc, Euro and US dollar. Currency risk arises from future transactions, recognized assets and liabilities and net investments in foreign operations. To manage such risk, the Group monitors its exposure by periodically assessing future spending needs in foreign currencies and maintains foreign currency cash balances to cover anticipated requirements in the next six to twelve months. The Group did not enter into any forward currency transactions and did not hold any derivative currency contracts at the end of the reporting period.
While the Group considers its current exposure to foreign currency risk to be low, adverse changes in the value of the Swiss franc could still have a significant negative impact on the Group’s financial condition, results of operations, and future prospects.
Based on the 2023 Group’s operational transactions denominated in foreign currencies, and with all other variables held constant, a 5% variation in USD and EUR exchange rates against the Swiss franc would have resulted in a TCHF 384 impact on the Group’s 2023 result (2022: TCHF 251).
35. Related party transactions
35.1 Related party transactions
With members of the Board of Directors and of the Executive Committee:

TCHF	2023	2022
Short-term employee benefits	2,267	2,873
Post-employment benefits	90	89
Other benefits	452	—
Share-based compensation	246	—

Total compensation	3,055	2,962

Further details on management’s compensation are provided in the compensation report.
35.2 Related party balances
As of December 31, 2023, the liability of TCHF 1,355 due to GEM (December 31, 2022: TCHF 1,280) was the only material related party balance.
36.
Non-cash
transactions
In 2023, the Group engaged in
non-cash
investing or financing activities that are not reflected in the consolidated statement of cash flow. These activities mainly included the execution of new leasing contracts for office material and laboratory equipment (note 8).
In 2022, these transactions included the execution of new leasing contracts for equipment (note 8), as well as the issuance of a TCHF 4,200 share payment in October 2022 following the completion of a milestone related to the APR acquisition.

37. Contingent liabilities
37.1 Business combinations with APR and AdVita
The acquisition agreements for APR and AdVita provide for remaining contingent payment obligations in the aggregate maximum amounts of CHF 28 million and EUR 10 million (CHF 9.3 million), respectively, payable upon achievement of pre-agreed
objectives. As of December 31, 2023, a provision totaling CHF 6.2 million (2022: CHF 10.9 million) was recognized to account for the probability-weighted present value at the balance sheet date of these possible future payments. Refer to note 18 for further details.
37.2 Acquisition of
RLF-OD32
Pursuant to the agreement concluded with Meta Healthcare Ltd. for the acquisition of
RLF-OD32
in July 2022, Relief may issue additional payments of approximately TCHF 250 contingent on pre-specified
development milestones. Relief committed to pay Meta Healthcare Ltd. royalties on possible future net commercialization profit from
RLF-OD32
of a low double-digit percentage.
37.3 License agreement with Acer (note 7.2)
Pursuant to the license agreement concluded with Acer in August 2023, Relief shall pay Acer a variable, continuing royalty up to a maximum of 10% of potential future net sales of OLPRUVA
®
in Europe and 20% of any value received by Relief from sublicensing transactions relating to OLPRUVA
®
.
37.4 Settlement agreement with NRx Pharmaceuticals
Pursuant to the settlement and asset purchase agreements concluded with NRx Pharmaceuticals, Inc. (“NRx”) in November 2022, Relief committed to pay NRx up to USD 13 million (CHF 10.9 million) in aggregate as milestone payments upon marketing approval of an Aviptadil product. Additionally, Relief has agreed to pay single-digit percentage royalties on possible future sales of an Aviptadil product, up to a maximum of USD 30 million (CHF 25.2 million) in aggregate.
38. Events after the reporting period
38.1 Renewal of the Share Subscription Facility with GEM, debt waiver, and issuance of warrants
In February 2024, the Company renewed the SSF agreement with GEM for an additional three-year period ending January 20, 2027. GEM also agreed to forgive an outstanding liability of TCHF 1,368. In consideration of GEM’s capital commitment and this debt waiver, Relief committed to issuing GEM warrants to purchase up to 3.35 million ordinary shares at a purchase price of CHF 1.70 per share, exercisable from the issuance date, and expiring on January 20, 2027. The issuance of these warrants was contingent upon shareholder approval for a reduction in the nominal value of the Company’s ordinary shares, which materialized in April 2024. Further information about the SSF agreement and GEM’s outstanding liability is in note 19.
38.2 License and Supply Agreement with Eton Pharmaceuticals, Inc.
On March 21, 2024, the Company entered into a license and supply agreement g ran
ting the exclusive right to Eton Pharmaceuticals, Inc. (Nasdaq: ETON) for the commercialization of the GOLIKE
®
family of products in the United States. Under the terms of the agreement, Relief received an upfront payment of USD 2.2 million (CHF 2.0 million) and is eligible to receive up to USD 2.0 million (CHF 1.8 million) in additional sales milestones, in addition to mid-teens
royalties on U.S. net sales.
38.3 Subsequent changes to the capital structure
On April 26, 2024, the extraordinary general meeting of the Company’s shareholders approved a reduction of the nominal value of each ordinary share from CHF 4.00 to CHF 0.10, an increase of the capital band to 7,000,000 shares, and an increase of the conditional capital to 7,000,000 shares.
There were no other material events after the balance sheet date that would require adjustment to these consolidated financial statements or disclosure under this heading.

F-35